FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

(FreeTranslation into English from the Original Previously Issued in Portuguese)

Companhia Brasileira
de Distribuição

Individual and Consolidated
Interim Financial Information for the
Quarter Ended September 30, 2016 and
Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, Directors and Officers of

Companhia Brasileira de Distribuição

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Brasileira de Distribuição (the “Company”), included in the Interim Financial Information Form (ITR), for the quarter ended September 30, 2016, which comprises the balance sheet as of September 30, 2016 and the related statements of profit or loss and of comprehensive income for the three- and nine-month periods then ended, and the statements of changes in equity and of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express an opinion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (“DVA”) for the nine-month period ended September 30, 2016, prepared under Management’s responsibility, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information under International Financial Reporting Standards - IFRSs, which do not require the presentation of a DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the interim financial statements taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2016

DELOITTE TOUCHE TOHMATSU	Eduardo Franco Tenório
Auditores Independentes	Engagement Partner

© 2016 Deloitte Touche Tohmatsu. All rights reserved.

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Company Information

Capital Composition	2
Individual Interim Financial Information
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Profit or Loss	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2016 to 9/30/2016	8
1/1/2015 to 9/30/2015	9
Statement of Value Added	10
Consolidated Interim Financial Information
Balance Sheet – Assets	11
Balance Sheet – Liabilities	12
Statement of Profit or Loss	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
1/1/2016 to 9/30/2016	16
1/1/2015 to 9/30/2015	17
Statement of Value Added	18
Comments on the Company`s Performance	19
Notes to the Interim Financial Information	42
Other information deemed as relevant by the Company	100

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Number of Shares (thousand)	Current Quarter 9/30/2016
Share Capital
Common	99,680
Preferred	166,087
Total	265,767
Treasury Shares
Common	-
Preferred	233
Total	233

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 9.30.2016	Previous Year 12.31.2015
1	Total Assets	21,215,000	21,399,000
1.01	Current Assets	5,726,000	6,176,000
1.01.01	Cash and Cash Equivalents	1,416,000	2,247,000
1.01.03	Accounts Receivable	626,000	520,000
1.01.03.01	Trade Receivables	519,000	387,000
1.01.03.02	Other Receivables	107,000	133,000
1.01.04	Inventories	3,038,000	2,828,000
1.01.06	Recoverable Taxes	493,000	357,000
1.01.07	Prepaid Expenses	113,000	74,000
1.01.08	Other Current Assets	40,000	150,000
1.02	Noncurrent Assets	15,489,000	15,223,000
1.02.01	Long-term Assets	1,664,000	2,205,000
1.02.01.03	Accounts Receivable	70,000	67,000
1.02.01.03.02	Other Receivables	70,000	67,000
1.02.01.06	Deferred Taxes	138,000	50,000
1.02.01.07	Prepaid Expenses	15,000	19,000
1.02.01.08	Receivables from Related Parties	399,000	1,076,000
1.02.01.09	Other Noncurrent Assets	1,042,000	993,000
1.02.01.09.04	Recoverable Taxes	493,000	534,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	549,000	459,000
1.02.02	Investments	5,292,000	5,173,000
1.02.02.01	Investments in Associates and Subsidiaries	5,267,000	5,149,000
1.02.02.01.02	Investments in Subsidiaries	5,267,000	5,149,000
1.02.02.02	Investment properties	25,000	24,000
1.02.03	Property and Equipment, Net	7,148,000	6,525,000
1.02.04	Intangible Assets	1,385,000	1,320,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 9.30.2016	Previous Year 12.31.2015
2	Total Liabilities	21,215,000	21,399,000
2.01	Current Liabilities	7,548,000	6,375,000
2.01.01	Payroll and Related Taxes	494,000	390,000
2.01.02	Trade Payables	3,073,000	4,103,000
2.01.03	Taxes and Contributions Payable	137,000	135,000
2.01.04	Borrowings and Financing	2,984,000	828,000
2.01.05	Other Liabilities	852,000	915,000
2.01.05.01	Payables to Related Parties	491,000	268,000
2.01.05.02	Other	361,000	647,000
2.01.05.02.04	Utilities	10,000	3,000
2.01.05.02.05	Rent Payable	75,000	83,000
2.01.05.02.06	Advertisement Payable	40,000	45,000
2.01.05.02.07	Pass-through to Third Parties	10,000	43,000
2.01.05.02.08	Financing Related to Acquisition of Assets	46,000	100,000
2.01.05.02.09	Deferred Revenue	27,000	28,000
2.01.05.02.11	Other Payables	126,000	318,000
2.01.05.02.12	Loalty Programs	27,000	27,000
2.01.06	Provisions	2,000	4,000
2.01.07	Noncurrent Liabilities Held for Sales	6,000	-
2.02	Noncurrent Liabilities	3,648,000	4,670,000
2.02.01	Borrowings and Financing	1,881,000	3,277,000
2.02.02	Other Liabilities	1,025,000	871,000
2.02.02.02	Other	1,025,000	871,000
2.02.02.02.03	Taxes Payable in Installments	545,000	572,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	4,000
2.02.02.02.07	Other Accounts Payable	31,000	19,000
2.02.02.02.08	Provision for Negative Equity	445,000	276,000
2.02.04	Provision for risks	715,000	490,000
2.02.06	Deferred Revenue	27,000	32,000
2.03	Shareholders’ Equity	10,019,000	10,354,000
2.03.01	Share Capital	6,808,000	6,806,000
2.03.02	Capital Reserves	321,000	302,000
2.03.02.04	Options Granted	314,000	295,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,342,000	3,333,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	274,000	400,000
2.03.04.10	Expansion Reserve	2,743,000	2,624,000
2.03.04.12	Transactions with non-controlling interests	49,000	33,000
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	(446,000)	-
2.03.08	Other Comprehensive Income	(6,000)	(87,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Profit or Loss

R$ (in thousands)
Code	Description	Year To Date Current Period 7/1/2016 to 9/30/2016	Year To Date Current Period 1/01/2016 to 9/30/2016	Year To Date Previous Period 7/01/2015 to 9/30/2015	Year To Date Previous Period 1/01/2015 to 9/30/2015
3.01	Net Sales of Goods and/or Services	6,303,000	18,103,000	5,313,000	16,298,000
3.02	Cost of Goods Sold and/or Services Sold	(4,611,000)	(13,175,000)	(3,882,000)	(11,909,000)
3.03	Gross Profit	1,692,000	4,928,000	1,431,000	4,389,000
3.04	Operating Income/Expenses	(1,624,000)	(4,885,000)	(1,248,000)	(3,567,000)
3.04.01	Selling Expenses	(1,228,000)	(3,579,000)	(943,000)	(2,886,000)
3.04.02	General and Administrative Expenses	(173,000)	(466,000)	(121,000)	(355,000)
3.04.05	Other Operating Expenses	(185,000)	(712,000)	(187,000)	(517,000)
3.04.05.01	Depreciation/Amortization	(144,000)	(406,000)	(121,000)	(357,000)
3.04.05.02	Other Operating Expenses	(41,000)	(306,000)	(66,000)	(160,000)
3.04.06	Share of Profit of Subsidiaries and Associates	(38,000)	(128,000)	3,000	191,000
3.05	Profit before Financial Income (Expenses) and Taxes	68,000	43,000	183,000	822,000
3.06	Financial Income (Expenses)	(208,000)	(585,000)	(195,000)	(547,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	(140,000)	(542,000)	(12,000)	275,000
3.08	Income Tax and Social Contribution	20,000	96,000	2,000	(27,000)
3.08.01	Current	2,000	9,000	3,000	2,000
3.08.02	Deferred	18,000	87,000	(1,000)	(29,000)
3.09	Net Income (loss) from Continued Operations	(120,000)	(446,000)	(10,000)	248,000
3.11	Net Income (loss) for the Period	(120,000)	(446,000)	(10,000)	248,000
3.99	Earnings per Share - (Reais/Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	Common	(0.45186)	(1.67917)	(0.03875)	0.88006
3.99.01.02	Preferred	(0.45186)	(1.67917)	(0.03875)	0.96807
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	(0.45186)	(1.67917)	(0.03875)	0.88006
3.99.02.02	Preferred	(0.45186)	(1.67917)	(0.03875)	0.96588

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 7/1/2016 to 9/30/2016	Year To Date Current Period 1/01/2016 to 9/30/2016	Year To Date Previous Period 7/01/2015 to 9/30/2015	Year To Date Previous Period 1/01/2015 to 9/30/2015
4.01	Net income (loss) for the Period	(120,000)	(446,000)	(10,000)	248,000
4.02	Other Comprehensive Income	9,000	81,000	(83,000)	(95,000)
4.02.01	Defined benefit contribution plan	-	-	-	(1,000)
4.02.02	Accumulative Translation Adjustment for the Period	9,000	81,000	(82,000)	(93,000)
4.02.03	Adjustments to financial instruments	-	-	(1,000)	(1,000)
4.03	Total Comprehensive Income for the Period	(111,000)	(365,000)	(93,000)	153,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 9/30/2016	Year To Date Previous Period 1/01/2015 to 9/30/2015
6.01	Net Cash Provided by Operating Activities	(813,000)	776,000
6.01.01	Cash Provided by the Operations	940,000	1,077,000
6.01.01.01	Net Income for the Period	(446,000)	248,000
6.01.01.02	Deferred Income and Social Contribution Taxes (note 20)	(87,000)	29,000
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	45,000	22,000
6.01.01.04	Depreciation/Amortization	437,000	389,000
6.01.01.05	Interest and Inflation Adjustments	520,000	533,000
6.01.01.06	Adjustment to Present Value	-	2,000
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	128,000	(191,000)
6.01.01.08	Provision for Risks (note 22)	191,000	(14,000)
6.01.01.10	Share-based Payment	19,000	18,000
6.01.01.13	Provision for Obsolescence/Breakage (note 10)	23,000	(1,000)
6.01.01.14	Other Operating Expenses	119,000	65,000
6.01.01.15	Deferred Revenue (note 24)	(9,000)	(23,000)
6.01.02	Changes in Assets and Liabilities	(1,753,000)	(301,000)
6.01.02.01	Accounts Receivable	20,000	112,000
6.01.02.02	Recoverable Taxes	(42,000)	(156,000)
6.01.02.03	Inventories	275,000	104,000
6.01.02.04	Other Assets	217,000	(76,000)
6.01.02.06	Trade Payables	(1,486,000)	(846,000)
6.01.02.07	Payroll and Related Taxes	69,000	24,000
6.01.02.08	Related Parties	(418,000)	79,000
6.01.02.09	Restricted Deposits for Legal Proceeding	(74,000)	(33,000)
6.01.02.10	Taxes and Social Contributions Payable	(88,000)	(109,000)
6.01.02.11	Legal claims	(21,000)	(22,000)
6.01.02.12	Deferred Revenue	32,000	605,000
6.01.02.13	Other Payables	(239,000)	26,000
6.01.02.14	Received Dividends	2,000	21,000
6.01.02.15	Income Tax and Social contribution	-	(30,000)
6.02	Net Cash Provided by (Used in) Investing Activities	(236,000)	(597,000)
6.02.02	Acquisition of Property and Equipment (note 14)	(343,000)	(536,000)
6.02.03	Increase in Intangible Assets (note 15)	(60,000)	(88,000)
6.02.04	Sales of Property and Equipment (note 14)	12,000	27,000
6.02.05	Net Cash Acquisition of Companies and Corporate Restructuring	155,000	-
6.03	Net Cash Provided by (Used in) Financing Activities	218,000	(1,358,000)
6.03.01	Capital Increase	2,000	14,000
6.03.02	Borrowings	1,398,000	740,000
6.03.03	Payments (note 17)	(1,179,000)	(1,837,000)
6.03.05	Payment of Dividends	(3,000)	(271,000)
6.03.06	Transactions with Non-controlling Interest	-	(4,000)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(831,000)	(1,179,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	2,247,000	2,923,000
6.05.02	Cash and Cash Equivalents at the End of the Period	1,416,000	1,744,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 9/30/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive income	Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000
5.04	Capital Transactions with Shareholders	2,000	19,000	(4,000)	-	-	17,000
5.04.01	Capital Increases	2,000	-	-	-	-	2,000
5.04.03	Options Granted	-	13,000	-	-	-	13,000
5.04.06	Dividends	-	-	(4,000)	-	-	(4,000)
5.04.08	Options Granted recognized in subsidiaries	-	6,000	-	-	-	6,000
5.05	Total Comprehensive Income	-	-	-	(446,000)	81,000	(365,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(446,000)	-	(446,000)
5.05.02	Other Comprehensive Income	-	-	-	-	81,000	81,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	81,000	81,000
5.06	Internal Changes of Shareholders’ Equity	-	-	13,000	-	-	13,000
5.06.04	Put Option CD Colombia	-	-	11,000	-	-	11,000
5.06.05	Transactions with Non-controlling Interests	-	-	2,000	-	-	2,000
5.07	Closing Balance	6,808,000	321,000	3,342,000	(446,000)	(6,000)	10,019,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30,2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 9/30/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserve	Retained Earnings /Accumulated Losses	Other comprehensive Income	Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000
5.04	Capital Transactions with Shareholders	14,000	18,000	-	(77,000)	-	(45,000)
5.04.01	Capital Increases	14,000	-	-	-	-	14,000
5.04.03	Options Granted	-	11,000	-	-	-	11,000
5.04.06	Dividends	-	-	-	(77,000)	-	(77,000)
5.04.08	Options Granted recognized in subsidiaries	-	7,000	-	-	-	7,000
5.05	Total Comprehensive Income	-	-	-	248,000	(95,000)	153,000
5.05.01	Net Income (loss) for the Period	-	-	-	248,000	-	248,000
5.05.02	Other Comprehensive Income	-	-	-	-	(95,000)	(95,000)
5.05.02.01	Adjusts to Financial Instruments	-	-	-	-	(1,000)	(1,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(93,000)	(93,000)
5.05.02.06	Defined benefit plan	-	-	-	-	(1,000)	(1,000)
5.06	Internal Changes of Shareholders’ Equity	-	-	(217,000)	-	-	(217,000)
5.06.04	Settlement of Equity Instrument	-	-	(212,000)	-	-	(212,000)
5.06.05	Transactions with Non-controlling Interests	-	-	(5,000)	-	-	(5,000)
5.07	Closing Balance	6,806,000	300,000	3,185,000	171,000	(94,000)	10,368,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Individual Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 9/30/2016	Year To Date Previous Period 1/01/2015 to 9/30/2015
7.01	Revenues	19,664,000	17,640,000
7.01.01	Sales of Goods, Products and Services	19,647,000	17,640,000
7.01.02	Other Revenues	17,000	-
7.02	Products Acquired from Third Parties	(15,467,000)	(13,693,000)
7.02.01	Costs of Products, Goods and Services Sold	(13,186,000)	(12,101,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(2,281,000)	(1,592,000)
7.03	Gross Value Added	4,197,000	3,947,000
7.04	Retention	(437,000)	(389,000)
7.04.01	Depreciation and Amortization	(437,000)	(389,000)
7.05	Net Value Added Produced	3,760,000	3,558,000
7.06	Value Added Received in Transfer	2,000	379,000
7.06.01	Share of Profit of Subsidiaries and Associates	(128,000)	191,000
7.06.02	Financial Revenue	130,000	188,000
7.07	Total Value Added to Distribute	3,762,000	3,937,000
7.08	Distribution of Value Added	3,762,000	3,937,000
7.08.01	Personnel	2,136,000	1,928,000
7.08.01.01	Direct Compensation	1,392,000	1,294,000
7.08.01.02	Benefits	472,000	426,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	129,000	125,000
7.08.01.04	Other	143,000	83,000
7.08.02	Taxes, Fees and Contributions	892,000	653,000
7.08.02.01	Federal	512,000	397,000
7.08.02.02	State	264,000	153,000
7.08.02.03	Municipal	116,000	103,000
7.08.03	Value Distributed to Providers of Capital	1,180,000	1,108,000
7.08.03.01	Interest	709,000	733,000
7.08.03.02	Rentals	471,000	375,000
7.08.04	Value Distributed to Shareholders	(446,000)	248,000
7.08.04.02	Dividends	3,000	77,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	(449,000)	171,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information /Balance Sheet - Assets

R$ (in thousands)
Code	Description	Current Quarter 9.30.2016	Previous Year 12.31.2015
1	Total Assets	41,956,000	47,241,000
1.01	Current Assets	19,918,000	24,960,000
1.01.01	Cash and Cash Equivalents	3,385,000	11,015,000
1.01.03	Accounts Receivable	4,149,000	3,585,000
1.01.03.01	Trade Receivables	3,907,000	3,210,000
1.01.03.02	Other Receivables	242,000	375,000
1.01.04	Inventories	7,864,000	8,965,000
1.01.06	Recoverable Taxes	1,563,000	1,080,000
1.01.07	Prepaid Expenses	244,000	157,000
1.01.08	Other Current Assets	2,713,000	158,000
1.01.08.01	Noncurrent Assets Held for Sales	2,562,000	15,000
1.01.08.03	Other	151,000	143,000
1.02	Noncurrent Assets	22,038,000	22,281,000
1.02.01	Long-term Assets	4,908,000	4,954,000
1.02.01.03	Accounts Receivable	776,000	723,000
1.02.01.03.01	Trade Receivables	147,000	98,000
1.02.01.03.02	Other Receivables	629,000	625,000
1.02.01.06	Deferred Taxes	296,000	406,000
1.02.01.07	Prepaid Expenses	47,000	50,000
1.02.01.08	Receivables from Related Parties	345,000	309,000
1.02.01.09	Other Noncurrent Assets	3,444,000	3,466,000
1.02.01.09.04	Recoverable Taxes	2,247,000	2,467,000
1.02.01.09.05	Restricted Deposits for Legal Proceedings	1,197,000	999,000
1.02.02	Investments	488,000	407,000
1.02.02.01	Investments in Associates	463,000	382,000
1.02.02.02	Investments Property	25,000	25,000
1.02.03	Property and Equipment, Net	10,603,000	10,377,000
1.02.04	Intangible Assets	6,039,000	6,543,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Balance Sheet - Liabilities

R$ (in thousands)
Code	Description	Current Quarter 9.30.2016	Previous Year 12.31.2015
2	Total Liabilities	41,956,000	47,241,000
2.01	Current Liabilities	22,328,000	25,273,000
2.01.01	Payroll and Related Taxes	1,111,000	1,023,000
2.01.02	Trade Payables	8,520,000	15,508,000
2.01.03	Taxes and Contributions Payable	696,000	830,000
2.01.04	Borrowings and Financing	6,993,000	3,814,000
2.01.05	Other Liabilities	1,879,000	4,092,000
2.01.05.01	Payables to Related Parties	171,000	563,000
2.01.05.02	Other	1,708,000	3,529,000
2.01.05.02.01	Dividends and Interest on Capital Payable	3,000	-
2.01.05.02.04	Utilities	15,000	16,000
2.01.05.02.05	Rent Payable	126,000	151,000
2.01.05.02.06	Advertisement Payable	66,000	121,000
2.01.05.02.07	Pass-through to Third Parties	250,000	398,000
2.01.05.02.08	Financing Related to Acquisition of Assets	136,000	114,000
2.01.05.02.09	Deferred revenue	327,000	420,000
2.01.05.02.11	Accounts Payable Related to Acquisition of Companies	7,000	76,000
2.01.05.02.12	Other Payables	410,000	1,148,000
2.01.05.02.13	Loalty Programs	27,000	30,000
2.01.05.02.14	Suppliers - structured program	341,000	1,055,000
2.01.06	Provisions	5,000	6,000
2.01.07	Noncurrent Liabilities Held for Sales	3,124,000	-
2.02	Noncurrent Liabilities	6,992,000	8,616,000
2.02.01	Borrowings and Financing	2,376,000	4,164,000
2.02.02	Other Liabilities	609,000	649,000
2.02.02.02	Other	609,000	649,000
2.02.02.02.03	Taxes Payable in Installments	545,000	572,000
2.02.02.02.04	Payables Related to Acquisition of Companies	-	28,000
2.02.02.02.05	Financing Related to Acquisition of Assets	4,000	4,000
2.02.02.02.06	Pension Plan	-	11,000
2.02.02.02.07	Other Payables	60,000	34,000
2.02.03	Deferred Taxes	1,039,000	1,184,000
2.02.04	Provision for risks	1,831,000	1,396,000
2.02.06	Deferred revenue	1,137,000	1,223,000
2.03	Consolidated Shareholders’ Equity	12,636,000	13,352,000
2.03.01	Share Capital	6,808,000	6,806,000
2.03.02	Capital Reserves	321,000	302,000
2.03.02.04	Options Granted	314,000	295,000
2.03.02.07	Capital Reserve	7,000	7,000
2.03.04	Earnings Reserve	3,342,000	3,333,000
2.03.04.01	Legal Reserve	426,000	426,000
2.03.04.05	Earnings Retention Reserve	274,000	400,000
2.03.04.10	Expansion Reserve	2,743,000	2,624,000
2.03.04.12	Transactions with Non-Controlling interests	49,000	33,000
2.03.04.14	Settlement of Equity Instrument	(150,000)	(150,000)
2.03.05	Retained Earnings/ Accumulated Losses	(446,000)	-
2.03.08	Other Comprehensive Income	(6,000)	(87,000)
2.03.09	Non-controlling Interests	2,617,000	2,998,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Profit or Loss

R$ (in thousands)
Code	Description	Year To Date Current Period 7/1/2016 to 9/30/2016	Year To Date Current Period 1/01/2016 to 9/30/2016	Year To Date Previous Period 7/01/2015 to 9/30/2015	Year To Date Previous Period 1/01/2015 to 9/30/2015
3.01	Net Sales from Goods and/or Services	15,094,000	45,980,000	14,457,000	45,170,000
3.02	Cost of Goods Sold and/or Services Sold	(11,306,000)	(34,382,000)	(10,852,000)	(33,788,000)
3.03	Gross Profit	3,788,000	11,598,000	3,605,000	11,382,000
3.04	Operating Income/Expenses	(3,534,000)	(11,146,000)	(3,380,000)	(9,872,000)
3.04.01	Selling Expenses	(2,833,000)	(8,635,000)	(2,594,000)	(7,885,000)
3.04.02	General and Administrative Expenses	(382,000)	(1,230,000)	(379,000)	(1,122,000)
3.04.05	Other Operating Expenses	(339,000)	(1,362,000)	(429,000)	(949,000)
3.04.05.01	Depreciation/Amortization	(222,000)	(683,000)	(225,000)	(662,000)
3.04.05.02	Other Operating Expenses	(117,000)	(679,000)	(204,000)	(287,000)
3.04.06	Share of Profit of Subsidiaries and Associates	20,000	81,000	22,000	84,000
3.05	Profit before Financial Income (Expenses) and Taxes	254,000	452,000	225,000	1,510,000
3.06	Financial Income (Expenses), Net	(477,000)	(1,331,000)	(345,000)	(1,063,000)
3.07	Profit (loss) Before Income Tax and Social Contribution	(223,000)	(879,000)	(120,000)	447,000
3.08	Income tax and Social Contribution	13,000	18,000	65,000	(88,000)
3.08.01	Current	(13,000)	(74,000)	(28,000)	(84,000)
3.08.02	Deferred	26,000	92,000	93,000	(4,000)
3.09	Net Income (loss) from Continuing Operations	(210,000)	(861,000)	(55,000)	359,000
3.10	Net Income (loss) from Descontinued Operations	(99,000)	(187,000)	(74,000)	(250,000)
3.10.01	Net Income (loss) from Descontinued Operations	(99,000)	(187,000)	(74,000)	(250,000)
3.11	Consolidated Net Income (loss)for the Period	(309,000)	(1,048,000)	(129,000)	109,000
3.11.01	Attributable to Owners of the Company	(120,000)	(446,000)	(9,000)	248,000
3.11.02	Attributable to Non-controlling Interests	(189,000)	(602,000)	(120,000)	(139,000)
3.99	Earnings per Share - (Reais/Share)	-	-	-	-
3.99.01	Basic Earnings per Share	-	-	-	-
3.99.01.01	Common	(0.45186)	(1.67917)	(0.03875)	0.88006
3.99.01.02	Preferred	(0.45186)	(1.67917)	(0.03875)	0.96807
3.99.02	Diluted Earnings per Share	-	-	-	-
3.99.02.01	Common	(0.45186)	(1.67917)	(0.03875)	0.88006
3.99.02.02	Preferred	(0.45186)	(1.67917)	(0.03875)	0.96588

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Comprehensive Income

R$ (in thousands)
Code	Description	Year To Date Current Period 7/1/2016 to 9/30/2016	Year To Date Current Period 1/01/2016 to 9/30/2016	Year To Date Previous Period 7/01/2015 to 9/30/2015	Year To Date Previous Period 1/01/2015 to 9/30/2015
4.01	Net Income (loss) for the Period	(309,000)	(1,048,000)	(129,000)	109,000
4.02	Other Comprehensive Income	21,000	281,000	(224,000)	(250,000)
4.02.01	Defined Benefit Plan	-	-	-	(2,000)
4.02.02	Cumulative Translation adjustment	21,000	281,000	(223,000)	(247,000)
4.02.03	Adjustments to financial instruments	-	-	(1,000)	(1,000)
4.03	Total Comprehensive Income for the Period	(288,000)	(767,000)	(353,000)	(141,000)
4.03.01	Attributable to Controlling Interests	(111,000)	(365,000)	(93,000)	153,000
4.03.02	Attributable to Non-Controlling Interests	(177,000)	(402,000)	(260,000)	(294,000)

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Cash Flows - Indirect Method

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 9/30/2016	Year To Date Previous Period 1/01/2015 to 9/30/2015
6.01	Net Cash Provided by Operating Activities	(7,081,000)	(3,279,000)
6.01.01	Cash from Operations	1,531,000	2,208,000
6.01.01.01	Net Income (loss) for the Period	(1,048,000)	109,000
6.01.01.02	Deferred Income Tax and Social Contribution (note 20)	(92,000)	12,000
6.01.01.03	Gain (Losses) on Disposal of Fixed Assets and Intangibles	146,000	65,000
6.01.01.04	Depreciation/Amortization	826,000	818,000
6.01.01.05	Interest and Inflation Adjustments	996,000	832,000
6.01.01.06	Adjustment to Present Value	-	(4,000)
6.01.01.07	Share of Profit (Loss) of Subsidiaries and Associates (note 13)	(81,000)	(84,000)
6.01.01.08	Provision for Risks (note 22)	638,000	151,000
6.01.01.10	Share-based Payment	19,000	22,000
6.01.01.11	Allowance for Doubtful Accounts (note 08)	438,000	429,000
6.01.01.13	Provision for Obsolescence/breakage (note 10)	19,000	(5,000)
6.01.01.14	Other Operating Expenses	-	2,000
6.01.01.15	Deferred revenue (note 24)	(236,000)	(139,000)
6.01.01.18	Gain in disposal of subsidiaries	(94,000)	-
6.01.02	Changes in Assets and Liabilities	(8,612,000)	(5,487,000)
6.01.02.01	Accounts Receivable	(1,638,000)	(835,000)
6.01.02.02	Inventories	90,000	184,000
6.01.02.03	Recoverable Taxes	(319,000)	(537,000)
6.01.02.04	Other Assets	(36,000)	(285,000)
6.01.02.05	Related Parties	3,000	(157,000)
6.01.02.06	Restricted Deposits for Legal Proceeding	(184,000)	(117,000)
6.01.02.07	Trade Payables	(5,055,000)	(3,199,000)
6.01.02.08	Payroll and Related Taxes	152,000	47,000
6.01.02.09	Taxes and Social Contributions Payable	(51,000)	(31,000)
6.01.02.10	Legal Claims	(271,000)	(217,000)
6.01.02.11	Other Payables	(574,000)	(190,000)
6.01.02.12	Deferred revenue	95,000	43,000
6.01.02.13	Income and Social contribution, paid	(110,000)	(193,000)
6.01.02.14	Suppliers - structured program	(714,000)	-
6.02	Net Cash Provided by (Used in) Investing Activities	(942,000)	(1,376,000)
6.02.02	Acquisition of Property and Equipment	(850,000)	(1,170,000)
6.02.03	Increase in Intangible Assets (note 15)	(221,000)	(314,000)
6.02.04	Sales of Property and Equipment (note 14)	38,000	57,000
6.02.06	Net Cash From Sale of Subsidiary	91,000	51,000
6.03	Net Cash Provided by Financing Activities	1,030,000	(1,253,000)
6.03.01	Capital Increase/Decrease	2,000	14,000
6.03.02	Borrowings	5,422,000	4,624,000
6.03.03	Payments (note 17)	(4,987,000)	(6,603,000)
6.03.05	Payments of Dividends	(4,000)	(397,000)
6.03.07	Acquisition of Subsidiary	(80,000)	(74,000)
6.03.08	Transactions with non-controlling interests	-	(4,000)
6.03.09	Borrowings with Related Parties	677,000	1,187,000
6.04	Effects of Exchange Rate Changes on Cash and Cash Equivalents	22,000	173,000
6.05	Increase (Decrease) in Cash and Cash Equivalents	(6,971,000)	(5,735,000)
6.05.01	Cash and Cash Equivalents at the Beginning of the Period	11,015,000	11,149,000
6.05.02	Cash and Cash Equivalents at the End of the Period	4,044,000	5,414,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2016 to 9/30/2016

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.03	Adjusted Opening Balance	6,806,000	302,000	3,333,000	-	(87,000)	10,354,000	2,998,000	13,352,000
5.04	Capital Transactions with Shareholders	2,000	19,000	(4,000)	-	-	17,000	4,000	21,000
5.04.01	Capital Increases	2,000	-	-	-	-	2,000	-	2,000
5.04.03	Options Granted	-	13,000	-	-	-	13,000	-	13,000
5.04.06	Dividends	-	-	(4,000)	-	-	(4,000)	-	(4,000)
5.04.08	Options Granted Recognized in Subsidiaries	-	6,000	-	-	-	6,000	4,000	10,000
5.05	Total Comprehensive Income	-	-	-	(446,000)	81,000	(365,000)	(402,000)	(767,000)
5.05.01	Net Income (loss) for the Period	-	-	-	(446,000)	-	(446,000)	(602,000)	(1,048,000)
5.05.02	Other Comprehensive Income	-	-	-	-	81,000	81,000	200,000	281,000
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	81,000	81,000	200,000	281,000
5.06	Internal Changes in Shareholders’ Equity	-	-	13,000	-	-	13,000	17,000	30,000
5.06.04	Transactions With Non-controlling interests	-	-	2,000	-	-	2,000	(1,000)	1,000
5.06.05	Put Option CD Colombia	-	-	11,000	-	-	11,000	18,000	29,000
5.07	Closing Balance	6,808,000	321,000	3,342,000	(446,000)	(6,000)	10,019,000	2,617,000	12,636,000

(FREE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ITR – Interim Financial Information – September 30, 2016 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Changes in Shareholders' Equity 01/01/2015 to 9/30/2015

R$ (in thousands)
Code	Description	Share Capital	Capital Reserves, Options Granted and Treasury Shares	Earnings Reserves	Retained Earnings/ Accumulated Losses	Other comprehensive Income	Shareholders' Equity	Non-Controlling Interest	Consolidated Shareholders' Equity
5.01	Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.03	Adjusted Opening Balance	6,792,000	282,000	3,402,000	-	1,000	10,477,000	3,717,000	14,194,000
5.04	Capital Transactions with Shareholders	14,000	18,000	-	(77,000)	-	(45,000)	4,000	(41,000)
5.04.01	Capital Increases	14,000	-	-	-	-	14,000	-	14,000
5.04.03	Options Granted	-	11,000	-	-	-	11,000	-	11,000
5.04.06	Dividends	-	-	-	(77,000)	-	(77,000)	-	(77,000)
5.04.08	Options Granted Recognized in Subsidiaries	-	7,000	-	-	-	7,000	4,000	11,000
5.05	Total Comprehensive Income	-	-	-	248,000	(95,000)	153,000	(294,000)	(141,000)
5.05.01	Net Income (loss) for the Period	-	-	-	248,000	-	248,000	(139,000)	109,000
5.05.02	Other Comprehensive Income	-	-	-	-	(95,000)	(95,000)	(155,000)	(250,000)
5.05.02.01	Adjusts to Financial Instruments	-	-	-	-	(1,000)	(1,000)	-	(1,000)
5.05.02.04	Cumulative Translation Adjustment	-	-	-	-	(93,000)	(93,000)	(154,000)	(247,000)
5.05.02.06	Defined Benefit Plan	-	-	-	-	(1,000)	(1,000)	(1,000)	(2,000)
5.06	Internal Changes in Shareholders’ Equity	-	-	(217,000)	-	-	(217,000)	(2,000)	(219,000)
5.06.04	Settlement of Equity Instrument	-	-	(212,000)	-	-	(212,000)	-	(212,000)
5.06.05	Transactions With Non-controlling interests	-	-	(5,000)	-	-	(5,000)	(2,000)	(7,000)
5.07	Closing Balance	6,806,000	300,000	3,185,000	171,000	(94,000)	10,368,000	3,425,000	13,793,000

Companhia Brasileira de Distribuição

Consolidated Interim Financial Information / Statement of Value Added

R$ (in thousands)
Code	Description	Year To Date Current Period 1/01/2016 to 9/30/2016	Year To Date Previous Period 1/01/2015 to 9/30/2015
7.01	Revenues	50,940,000	49,436,000
7.01.01	Sales of Goods, Products and Services	51,343,000	49,867,000
7.01.02	Other Revenues	48,000	(2,000)
7.01.04	Allowance for/Reversal of Doubtful Accounts	(451,000)	(429,000)
7.02	Products Acquired from Third Parties	(40,762,000)	(38,738,000)
7.02.01	Costs of Products, Goods and Services Sold	(35,004,000)	(34,030,000)
7.02.02	Materials, Energy, Outsourced Services and Other	(5,758,000)	(4,708,000)
7.03	Gross Value Added	10,178,000	10,698,000
7.04	Retention	(767,000)	(760,000)
7.04.01	Depreciation and Amortization	(767,000)	(760,000)
7.05	Net Value Added Produced	9,411,000	9,938,000
7.06	Value Added Received in Transfer	276,000	416,000
7.06.01	Share of Profit of Subsidiaries and Associates	81,000	84,000
7.06.02	Financial Income	382,000	582,000
7.06.03	Others	(187,000)	(250,000)
7.06.03.01	Net Income from Descontinued Operations	(187,000)	(250,000)
7.07	Total Value Added to Distribute	9,687,000	10,354,000
7.08	Distribution of Value Added	9,687,000	10,354,000
7.08.01	Personnel	4,778,000	4,927,000
7.08.01.01	Direct Compensation	3,385,000	3,505,000
7.08.01.02	Benefits	863,000	883,000
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	300,000	365,000
7.08.01.04	Other	230,000	174,000
7.08.01.04.01	Interest	230,000	174,000
7.08.02	Taxes, Fees and Contributions	3,063,000	2,481,000
7.08.02.01	Federal	1,887,000	1,263,000
7.08.02.02	State	975,000	1,023,000
7.08.02.03	Municipal	201,000	195,000
7.08.03	Value Distributed to Providers of Capital	2,894,000	2,837,000
7.08.03.01	Interest	1,705,000	1,645,000
7.08.03.02	Rentals	1,189,000	1,192,000
7.08.04	Value Distributed to Shareholders	(1,048,000)	109,000
7.08.04.02	Dividends	4,000	77,000
7.08.04.03	Retained Earnings/ Accumulated Losses for the Period	(450,000)	171,000
7.08.04.04	Noncontrolling Interest in Retained Earnings	(602,000)	(139,000)

Third-quarter 2016 Results

São Paulo, Brazil, October 27, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the third quarter of 2016 (3Q16). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2015, except where stated otherwise.

Consolidated net sales reached R$15.1 billion, driven mainly by the following factors:

o  Assaí’s total sales growth accelerates to 45.7%, with double-digit SSS growth

o  Extra’s sales volume and market share begin to recover, primarily in the Hyper format

o  Via Varejo’s sales growth outperforms the market average

o  40 stores opened in the last 12 months

Consolidated adjusted EBITDA of R$619 million, with margin of 4.1%, an improvement compared to 2Q16(a):

o  Multivarejo’s adjusted EBITDA margin expands 140 bps, driven by the 230 bps recovery in EBITDA margin at Extra stores vs. 2Q16(a)

o  Assaí’s existing and new store base posts a solid performance, supporting Adjusted EBITDA growth of 62.2%

o  Via Varejo’s adjusted EBITDA margin(a) expands 140 bps to 3.6%, reflecting its capacity to adapt to market conditions

Solid cash position of R$5.2 billion(b) in highly liquid resources, besides R$1.3 billion in pre-approved/confirmed credit facilities. Reduction of net debt of brick-and-mortar stores compared to June 2016:

o  Improvement in Food segment of R$130 million(b), even with the organic expansion at Assaí

o  Via Varejo continues to strengthen its solid financial position, with improvement of R$180 million(b)(c)

Multivarejo:

o   Effectiveness of new commercial strategy confirmed by a stronger sales trend at Extra (Hyper and Super), with Extra Hiper's SSS growth accelerating 720 bps and its sales volume recovering 1210 bps vs. 1Q16, with market share volume gains in the Hyper format in the last 5 measurements (April to August);

o   Adjusted EBITDA of R$313 million with margin of 4.9%, up 140 bps from 2Q16(a), led by the strong decrease in SG&A. The highlight was the 230 bps EBITDA margin recovery at Extra stores (Hyper and Super)

o   Continued profitability at Pão de Açúcar and gradual improvement in the Proximity business

Assaí:

o   Strong growth of 45.7% in total sales: double-digit SSS growth, with solid double-digit growth in customer traffic and continued organic expansion

o   Focus on expansion: 8 stores under construction, including 2 conversions of Extra Hiper to Assaí

o   Adjusted EBITDA Margin of 4.4% (+40 bps vs. 3Q15), despite the opening of 12 stores in the last 12 months

o   Net income growth of 75.6% to R$65 million supported by the higher operational leverage

Via Varejo:

o   Consistent market share gains combined with growing profitability

o   Adjusted EBITDA margin expansion of 30 bps, demonstrating the better trend compared to 2Q16(a)

Cnova Brasil:

o   Expansion in marketplace share of GMV to 21.2% (up 930 bps vs. 3Q15), with significant acceleration when compared to previous quarters;

o   Focus on increasing traffic, capturing logistics efficiency gains and encouraging active clients to return.

 (a) Excluding non-recurring tax credits. (b) Includes credit card receivables available for sale, (c) Excludes CDCI.

	Consolidated (1)			Food Businesses			Via Varejo
(R$ million)(2)	3Q16	3Q15	Δ	3Q16	3Q15	Δ	3Q16	3Q15	Δ

GrossRevenue	16,816	15,933	5.5%	10,946	9,574	14.3%	4,667	4,615	1.1%
Net Revenue	15,094	14,458	4.4%	10,090	8,852	14.0%	4,060	4,077	-0.4%
Gross Profit	3,789	3,605	5.1%	2,238	2,126	5.2%	1,407	1,343	4.8%
GrossMargin	25.1%	24.9%	20 bps	22.2%	24.0%	-180 bps	34.7%	32.9%	180 bps
Selling, General and Adm. Expenses	(3,216)	(2,973)	8.2%	(1,787)	(1,619)	10.4%	(1,216)	(1,168)	4.2%
% of Net Revenue	21.3%	20.6%	70 bps	17.7%	18.3%	-60 bps	30.0%	28.6%	140 bps
Other Operating Revenue (Expenses)	(116)	(203)	-42.8%	(51)	(81)	-37.6%	(45)	(119)	-62.4%
EBITDA (3)	503	483	4.2%	428	455	-6.0%	163	77	112.0%
EBITDA Margin	3.3%	3.3%	0 bps	4.2%	5.1%	-90 bps	4.0%	1.9%	210 bps
Adjusted EBITDA(4)	619	686	-9.7%	478	536	-10.8%	208	196	6.0%
Adjusted EBITDA Margin	4.1%	4.7%	-60 bps	4.7%	6.1%	-140 bps	5.1%	4.8%	30 bps
Net Financial Revenue (Expenses)	(477)	(345)	38.4%	(241)	(205)	17.7%	(160)	(69)	133.3%
% of Net Revenue	3.2%	2.4%	80 bps	2.4%	2.3%	10 bps	3.9%	1.7%	220 bps
Net Income (Loss) - Company - continuing operations	(210)	(56)	274.2%	(14)	44	n.a.	(32)	(12)	160.9%
Net Margin	-1.4%	-0.4%	-100 bps	-0.1%	0.5%	-60 bps	-0.8%	-0.3%	-50 bps
Net Income (Loss) - Controlling Shareholders - continuing operations	(85)	12	n.a.	(12)	51	n.a.	(14)	(5)	160.9%
Net Margin	-0.6%	0.1%	-70 bps	-0.1%	0.6%	-70 bps	-0.3%	-0.1%	-20 bps
Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (5)	(27)	108	n.a.	26	113	-77.2%	(1)	29	n.a.
Adjusted Net Margin	-0.2%	0.7%	-90 bps	0.3%	1.3%	-100 bps	0.0%	0.7%	-70 bps

(1) Due to the ongoing ownership restructuring, GPA will no longer control of Cnova NV activities outside Brazil. As a result, in September 2016, the net result after taxes from these activities was reported as a single line of the income statement and the balances of assets and liabilities as held-for-sale assets and discontinued operations. The September 2015 income statement has been adjusted using the same concept, in accordance with IFRS 5/CPC31. (2) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a ratio of net sales; (3) Earnings before interest, tax, depreciation and amortization; (4) EBITDA adjusted by the line “Other Operating Income and Expenses” to eliminate nonrecurring income and expenses. (5) Net Income Adjusted for the total of “Other Operating Income and Expenses,” which eliminates nonrecurring income and expenses, as well as the respective effects from associated income tax.

Sales Performance

		3Q16 x		1H16 x
		3Q15		1H15
(R$ million)	3Q16	Δ	1H16	Δ
Consolidated(1)	15,094	4.4%	30,887	0.6%
Food Businesses	10,090	14.0%	19,623	9.8%
Multivarejo (2)	6,354	1.1%	13,129	0.1%
Assaí	3,737	45.7%	6,495	36.6%
Non-Food Businesses (3)	5,057	-10.1%	11,295	-12.3%
Cnova (4)	944	-38.3%	2,253	-28.8%
Via Varejo (3)	4,113	0.4%	9,042	-6.9%

	3Q16	1H16
Consolidated (1)	1.9%	-1.7%
Multivarejo + Assaí	8.9%	5.3%
Via Varejo (3)	1.8%	-5.4%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar. Includes revenue from the leasing of commercial centers; (3) Includes revenue from intercompany transactions. (4) Due to the ongoing ownership restructuring, as announced on September 12, 2016, GPA will no longer control Cnova NV activities outside Brazil. As a result, at September 30, 2016, these activities are classified as discontinued operations, with a retrospective adjustment of sales through January 1, 2015, as required under IFRS 5/CPC31 – Non-current Assets Held for Sale and Discontinued Operations.

Sales Performance – Consolidated

▪  Consolidated net sales grew 4.4% to R$15.1 billion, supported by the recovery in sales at Multivarejo, the acceleration in sales growth at Assaí and the continued recovery at Via Varejo.

▪  The Food segment (Multivarejo + Assaí) posted strong growth in total net sales of 14.0%, driven by the acceleration in sales growth at Assaí (+45.7%) and by the gradual recovery in sales at Multivarejo (+1.1%) due to the better performance of Extra. Same-store sales growth in Food categories was 11.4%.

▪  Continued sales recovery at Via Varejo, with same-store sales growth of 1.8% and the marketplace share of GMV near the highest level ever, demonstrating the format’s capacity to adapt to current market conditions.

▪  Four stores opened in the quarter (3 Assaí and 1 Casas Bahia), bringing total store openings in the last 12 months to 40. At present, 14 stores are under construction: 8 Assaí stores, including 2 conversions from Extra Hiper, 1 Pão de Açúcar and 5 Minuto Pão de Açúcar stores. Higher-return formats remain the priority of both expansions and format conversions.

Food Segment (Multivarejo + Assaí)

▪  Net sales in the quarter were R$10.1 billion, advancing 14.0%, the strongest growth pace since 3Q14. Food categories posted total sales growth of 18.6%. This acceleration is explained by the continued strong growth of Assaí and by the sales recovery at Multivarejo, driven by the commercial actions implemented at Extra in 2Q16 . The opening of 36 stores in the last 12 months also helped drive sales growth in the period.

▪  Same-store sales growth in the Food segment was 8.9%, the best performance in three years, driven by sales volume growth at Multivarejo and the strong sales performance by Assaí, whose double-digit growth significantly outpaced inflation. Meanwhile, Food categories posted same-store sales growth of 11.4%.

▪  The better performance at Multivarejo reflects the initial results of the new commercial strategy implemented at Extra (Extra Super and Extra Hiper) during 2Q16 to reinforce the banner’s low-price reputation through the following actions:

-   “1,2,3 Savings Steps”: progressive discounts, starting with 20% on the purchase of the first unit and increasing to 33% on the third unit, to meet all the food, home care and personal care needs;

-   "Hyper Fair": competitive everyday prices in the Fresh Produce category; and

-   “The Lowest Price”: lowest price on a selection of staples.

▪  These three initiatives supported recoveries in sales and volumes in the food category at Extra, which registered an acceleration in same-store sales growth of 500 bps (from around 1% in 1H16 to over 6% in 3Q16). The banner will continue to focus on initiatives to grow its sales volume. The non-food category at Extra showed signs of recovery, though sales performance was still negative, in line with the market, reflecting the adverse macroeconomic scenario.

▪  The performance of Pão de Açúcar and Proximity stores (Minuto Pão de Açúcar and Minimercado Extra) was stable in the quarter compared to the first half of the year.

▪  Assaí registered net sales growth in the quarter of 45.7% to R$3.7 billion. The result reflects the strong double-digit growth in same-store sales, significantly outpacing inflation, as well as the substantial double-digit increase in customer traffic and organic expansion (12 new stores in the last 12 months). Another highlight is the continued growth in the format’s share of the Food segment, which already accounts for 37% of sales (vs. 29% in 3Q15).

Via Varejo

▪  Same-store sales growth of 1.8% and total sales growth of 0.4%, despite the impact from store closures in 2H15 and 1Q16. This growth was driven by the performance of the Technology category, especially mobile phones, televisions and washing machines, and by the continuation of the effective and unique product assortment at stores, which gives sales teams the tools needed to boost conversion rates. Financial services also helped the format maintain its contribution to total sales in the quarter.

▪  Via Varejo remains focused on improving its sales performance. This quarter, it found a better balance between sales growth, market share gain and profitability, despite the challenging macroeconomic scenario and the still weak market for electronics and home appliances.

▪  According to the Monthly Retail Survey (PMC) published by the IBGE, the furniture and electronics/home appliances market contracted by 6.8% in July compared to the same period in 2015, which, given the positive growth in net sales in 3Q16, suggests that Via Varejo continues to capture structural market share gains in both the specialty and total markets, despite the strategy adopted in 3Q16 to boost margins.

▪  Via Varejo will continue to focus on capturing operating efficiency gains at its stores by integrating the brick-and-mortar and e-commerce businesses, capturing the synergies already announced, continually improving the quality of customer service in both channels and monitoring the cost and expense structure to optimize its results and profitability in 2016 and the coming years.

Cnova

Due to the ongoing ownership restructuring, as announced through the material fact notice of September 12, 2016, GPA will no longer control Cnova NV activities outside Brazil. As a result, at September 30, 2016, these activities were classified as discontinued operations, with a retrospective adjustment of sales through January 1, 2015, as required under IFRS 5/CPC31 – Non-current Assets Held for Sale and Discontinued Operations.

▪  GMV in 3Q16 amounted to R$1.5 billion, down 24.2% from 3Q15. In addition to the severe impact from Brazil’s current macroeconomic conditions on consumer spending, the contraction is explained by the commercial dynamics adopted by Cnova Brasil in the quarter. Compared to 2Q16, and consistent with Via Varejo’s strategy, Cnova Brasil pursued a better balance between its GMV, market share and profitability in the quarter.

▪  The marketplace share of GMV reached 21.2% in 3Q16 (+930 bps vs. 3Q15).

▪  Customer traffic was stable compared to the same period last year at 210.8 million visits in 3Q16, 45.7% of which originated from mobile devices, compared to 32.4% in 3Q15.

▪  This quarter, Cnova Brasil focused exclusively on improving its customer service. This led to a reduction in cart abandonment rates to near zero and to a 39.6% drop in the customer contact rate (% of customers seeking assistance from the call center).

Operating Performance

Consolidated

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Gross Revenue	16,816	15,933	5.5%	51,343	49,867	3.0%
Net Revenue	15,094	14,458	4.4%	45,980	45,170	1.8%
Gross Profit	3,789	3,605	5.1%	11,599	11,382	1.9%
Gross Margin	25.1%	24.9%	20 bps	25.2%	25.2%	0 bps
Selling Expenses	(2,833)	(2,594)	9.2%	(8,635)	(7,885)	9.5%
General and Administrative Expenses	(383)	(379)	1.1%	(1,230)	(1,122)	9.7%
Selling, General and Adm. Expenses	(3,216)	(2,973)	8.2%	(9,866)	(9,007)	9.5%
% of Net Revenue	21.3%	20.6%	70 bps	21.5%	19.9%	160 bps
Equity Income	20	22	-8.2%	81	84	-3.0%
Other Operating Revenue (Expenses)	(116)	(203)	-42.8%	(679)	(286)	137.3%
Depreciation (Logistic)	27	32	-16.8%	84	97	-13.5%
EBITDA	503	483	4.2%	1,220	2,270	-46.3%
EBITDA Margin	3.3%	3.3%	0 bps	2.7%	5.0%	-230 bps
Adjusted EBITDA (1)	619	686	-9.7%	1,898	2,556	-25.7%
Adjusted EBITDA Margin	4.1%	4.7%	-60 bps	4.1%	5.7%	-160 bps

(1)      EBITDA adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses.

Due to the ongoing ownership restructuring, as announced through the material fact notice of September 12, 2016, GPA will no longer control of Cnova NV activities outside Brazil. As a result, in September 2016, the net result after taxes from these activities was reported as a single line of the income statement and the balances of assets and liabilities were reported as held-for-sale assets and discontinued operations. The September 2015 statements of income and cash flow have been adjusted using the same concept, in accordance with IFRS 5/CPC31.

Adjusted EBITDA reached R$619 million with margin of 4.1%, an evolution in compared to 2Q16 excluding tax credits mainly due to:

i)    Adjusted EBITDA margin expansion of 140 bps at Multivarejo to 4.9%, led by a 230 bps recovery in EBITDA margin at Extra stores compared to 2Q16. Assaí’s adjusted EBITDA margin expanded 40 bps, due to the solid performance of existing and new stores;

ii)   EBITDA margin expansion of 140 bps at Via Varejo to 3.6%, excluding non-recurring tax credits, demonstrating its capacity to adjust to market conditions.

Note that the end of tax relief under the law to benefit technology and IT products (Lei do Bem) generated a significant negative impact on Consolidated EBITDA margin in 3Q16 of 100 bps, which corresponds to approximately R$137 million. In 9M16, this impact corresponded to approximately R$430 million. Note that GPA is one of the segment’s only players to adopt this practice and continues to evaluate its position regarding the law, which should be concluded in 4Q16.

The main factors impacting EBITDA in the quarter were:

▪  Gross profit of R$3,789 million, with margin expansion of 20 bps to 25.1%, led by the shift in gross margin mix at each business, as follows:

(i)      Assaí: gross margin was practically stable compared to 3Q15 (14.5%), with margin gain of 10 bps;

(ii)     Multivarejo: margin contraction of 130 bps, due to the continued price competitiveness initiatives at Extra and to the change in consumer behavior arising from the current economic scenario;

(iii)    Via Varejo: margin expansion of 180 bps explained by the better balance among sales growth, market share gains and profitability, despite the challenging scenario and weak market;

▪  Selling, general and administrative expenses were R$3,216 million, increasing 8.2% in the quarter, in line with period inflation. The streamlining initiatives at Multivarejo and Via Varejo led expenses to increase significantly slower than inflation, by 4.4% and 4.2%, respectively. Assaí’s expenses increased 40.8%, still lagging sales growth, reflecting the strong organic expansion with 12 store openings in the last 12 months.

In the quarter, Other Operating Income and Expenses came to R$116 million, most of which involved expenses with integration and restructuring (R$ 77 million) and the result from property and equipment (R$20 million).

Multivarejo

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Gross Revenue	6,888	6,794	1.4%	21,124	20,991	0.6%
Net Revenue	6,354	6,287	1.1%	19,482	19,400	0.4%
Gross Profit	1,697	1,758	-3.5%	5,314	5,385	-1.3%
Gross Margin	26.7%	28.0%	-130 bps	27.3%	27.8%	-50 bps
Selling Expenses	(1,235)	(1,190)	3.8%	(3,889)	(3,635)	7.0%
General and Administrative Expenses	(175)	(161)	8.5%	(516)	(469)	10.0%
Selling, General and Adm. Expenses	(1,411)	(1,351)	4.4%	(4,405)	(4,105)	7.3%
% of Net Revenue	22.2%	21.5%	70 bps	22.6%	21.2%	140 bps
Equity Income	14	16	-11.3%	58	61	-5.3%
Other Operating Revenue (Expenses)	(42)	(80)	-48.2%	(308)	(184)	67.7%
Depreciation (Logistic)	13	12	7.7%	38	38	-0.4%
EBITDA	272	354	-23.3%	697	1,196	-41.7%
EBITDA Margin	4.3%	5.6%	-130 bps	3.6%	6.2%	-260 bps
Adjusted EBITDA (1)	313	434	-27.9%	1,005	1,380	-27.2%
Adjusted EBITDA Margin	4.9%	6.9%	-200 bps	5.2%	7.1%	-190 bps

 (1) EBITDA adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses

The effectiveness of the new commercial strategy was confirmed by the stronger sales trend at Extra (Hyper and Super), with Extra Hiper's same-store sales growth accelerating 720 bps and its sales volume recovering 1210 bps compared to 1Q16, with market share gains in volume in the Hyper format in the last 5 measurements (April to August).

On a total-store basis, net sales grew 1.1%, reflecting the closure of 41 stores, net of openings, in the last 12 months, which consisted of 25 convenience stores, 5 Extra Super and 3 Extra Hiper (2 stores to be converted into Assaí), in addition to 6 service stations and 2 drugstores.

Adjusted EBITDA came to R$313 million, with margin of 4.9%, expanding 140 bps from 2Q16 (excluding tax credits), due to the strong decrease in SG&A. The highlight was the 230 bps recovery in EBITDA margin at Extra stores (Hyper and Super).

The main factors influencing EBITDA in the period were:

▪  Gross profit of R$1,697 million, with margin of 26.7%, remains stable compared to 2Q16 (excluding tax credits). The decrease compared to 3Q15 reflects the price competitiveness initiatives implemented at Extra since 2Q16 and the changes in consumer habits due to the current economic scenario.

▪  Selling, general and administrative expenses fell 6.7% compared to 2Q16, to R$ 1,411 million, with the highlight the 7.9% decrease in selling expenses, which was mainly due to:

i)    5.4% reduction in personnel expenses due to the reviews of processes conducted at stores, which led to the streamlining of approximately 7,000 employees (FTE criteria) since the beginning of the year;

ii)   Streamlining of marketing efforts, leading to a decrease of 8.8%;

iii)  Energy efficiency projects led to a sharp drop in consumption that supported to a 19.1% decrease in electricity expenses.

Compared to 3Q15, SG&A expenses rose 4.4%, or by half the rate of inflation, reflecting the expense-streamlining projects.

Other Operating Income and Expenses came to R$42 million in the quarter and are mainly related to restructuring expenses and the result of property and equipment.

Assaí

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Gross Revenue	4,059	2,779	46.0%	11,104	7,922	40.2%
Net Revenue	3,737	2,564	45.7%	10,232	7,321	39.8%
Gross Profit	541	368	46.8%	1,484	1,019	45.6%
Gross Margin	14.5%	14.4%	10 bps	14.5%	13.9%	60 bps
Selling Expenses	(327)	(235)	39.3%	(917)	(686)	33.7%
General and Administrative Expenses	(49)	(32)	51.6%	(137)	(88)	55.6%
Selling, General and Adm. Expenses	(377)	(267)	40.8%	(1,054)	(774)	36.2%
% of Net Revenue	10.1%	10.4%	-30 bps	10.3%	10.6%	-30 bps
Other Operating Revenue (Expenses)	(9)	(1)	598.5%	(49)	2	n.a.
Depreciation (Logistic)	1	1	11.2%	3	3	0.3%
EBITDA	156	101	55.1%	385	251	53.2%
EBITDA Margin	4.2%	3.9%	30 bps	3.8%	3.4%	40 bps
Adjusted EBITDA (1)	165	102	62.2%	434	249	74.1%
Adjusted EBITDA Margin	4.4%	4.0%	40 bps	4.2%	3.4%	80 bps

(1) EBITDA adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses

For yet another quarter, Assaí posted strong net sales growth, of 45.7%, driven by double-digit same-store sales growth, significantly outpacing inflation, solid double-digit growth in customer traffic and the ongoing organic expansion. The banner already accounts for the largest share of sales in the Food segment, of 37% (vs. 29% in 3Q15), and will continue to focus its efforts on organic expansion, with 8 stores currently under construction, including 2 conversions from Extra Hyper to Assaí stores.

Assaí registered a significant improvement in profitability in the quarter, given the stability in gross margin and dilution of selling, general and administrative expenses by 30 bps supported by sales growth and the more disciplined control of expenses.

Consequently, Adjusted EBITDA was R$165 million, representing robust growth of 62.2% and outpacing sales growth in the period. Meanwhile, Adjusted EBITDA margin expanded 40 bps to 4.4%.

The improvement in profitability was achieved despite the opening of 12 stores in the last 12 months.

As a result of the increased operational leverage, Assaí posted net income of R$65 million, an increase of 75.6% on the prior-year period.

Via Varejo (1)

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Gross Revenue	4,667	4,615	1.1%	15,046	15,563	-3.3%
Net Revenue	4,060	4,077	-0.4%	13,070	13,755	-5.0%
Gross Profit	1,407	1,343	4.8%	4,501	4,528	-0.6%
Gross Margin	34.7%	32.9%	180 bps	34.4%	32.9%	150 bps
Selling Expenses	(1,130)	(1,050)	7.6%	(3,409)	(3,238)	5.3%
General and Administrative Expenses	(86)	(117)	-26.4%	(365)	(370)	-1.2%
Selling, General and Adm. Expenses	(1,216)	(1,168)	4.2%	(3,774)	(3,608)	4.6%
% of Net Revenue	30.0%	28.6%	140 bps	28.9%	26.2%	270 bps
Equity Income	6	6	0.0%	23	23	3.1%
Other Operating Revenue (Expenses)	(45)	(119)	-62.4%	(124)	(87)	43.2%
Depreciation (Logistic)	10	15	-29.3%	30	42	-28.4%
EBITDA	163	77	112.0%	656	898	-27.0%
EBITDA Margin	4.0%	1.9%	210 bps	5.0%	6.5%	-150 bps
Adjusted EBITDA (2)	208	196	6.0%	780	985	-20.8%
Adjusted EBITDA Margin	5.1%	4.8%	30 bps	6.0%	7.2%	-120 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses.

In the quarter, Via Varejo registered consistent market share gains accompanied by higher profitability, reflecting the better adjustment to the assortment at stores, the solid performance of the technology and services categories and the better balance between sales and results.

Adjusted EBITDA amounted to R$208 million, with margin of 5.1%, expanding 30 bps from 3Q15. The main factors contributing to this result were:

▪  Gross profit of R$1,407 million, growing by 4.8% or R$ 64 million from 3Q15, impacted by:

o    positive effect of R$39 million from the recognition of tax credits;

o    negative effect of R$ 43 million related to the impact from the end of tax relief on payroll charges;

o    on a comparable basis, i.e., adjusted for the aforementioned impacts, gross margin in 3Q16 was stable compared to 3Q15 (33.5%), an improvement from gross margin adjusted for tax credits in 1H16, reflecting the better balancing of sales and profitability, as well as the higher penetration of the technology category.

▪  Selling, general and administrative expenses increased 4.2% compared to 3Q15 to R$ 1,216 million:

o    on a comparable basis, i.e., adjusted for the impact of R$61 million in 3Q15, and partially offset by the reversal of the provision of R$16 million in 3Q16, expenses were virtually stable as a ratio of net sales, reflecting Via Varejo’s capacity to adapt to current market conditions.

A highlight was the better trend in adjusted EBITDA margin excluding non-recurring tax credits of 140 bps compared to 2Q16, to 3.6%, reflecting the capacity to adapt to market conditions.

Via Varejo will continue to focus on capturing operating efficiency gains at its stores, implementing strategic projects and monitoring its cost and expense structure to continue delivering better results and higher profitability in the coming periods.

Financial Result

Consolidated

(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ

Financial Revenue	101	168	-39.6%	382	581	-34.3%
Financial Expenses	(579)	(513)	12.8%	(1,713)	(1,645)	4.2%
Net Financial Revenue (Expenses)	(477)	(345)	38.4%	(1,332)	(1,064)	25.2%
% of Net Revenue	3.2%	2.4%	80 bps	2.9%	2.4%	50 bps

Charges on Net Bank Debt	(196)	(153)	28.6%	(511)	(388)	31.6%
Cost of Discount of Receivables of Payment Book	(91)	(78)	16.6%	(263)	(246)	6.9%
Cost of Sale of Receivables of Credit Card	(139)	(114)	22.0%	(463)	(432)	7.0%
Restatement of Other Assets and Liabilities	(51)	(0)	n.a.	(95)	3	n.a.
Net Financial Revenue (Expenses)	(477)	(345)	38.4%	(1,332)	(1,064)	25.2%

In 3Q16, the net financial result was an expense of R$477 million, increasing 38.4% on the same period last year. For a better understanding of the financial result and to eliminate potential distortions between quarters, the following explanations refer to the main variations in the year to date (9M16).

In 9M16, the net financial result was an expense of R$1,332 million, increasing 25.2%, or faster than the variation in the basic interest rate (average CDI rate in period), which is basically explained by the deterioration in net debt at Cnova and by the effects on the comparison base in the line Restatement of Other Assets and Liabilities. The main variations in the net financial result were:

▪  increase of R$123 million, or 31.6%, in charges on net debt, reflecting the lower average cash balance held in the period, which is basically explained by the deterioration in Cnova’s net debt, among other factors;

▪  increase of R$48 million, or 6.9%, in the cost of sale of receivables from cards and payment books, or slower than the variation in the CDI rate in the period. The Company held approximately R$1.8 billion in credit card receivables available for sale, consistent with its cash management strategy;

▪  increase of R$98 million in the line Restatement of Other Assets and Liabilities, which is mainly related to the positive impacts in 2015 from the inflation adjustment of recoverable taxes and real estate projects (INCC inflation).

In the current scenario marked by expectations of lower interest rates (based on target SELIC rate), the net financial result at the end of the year is expected to correspond to approximately 3% of net revenue. From an annualized perspective, a reduction of 50 bps in the interest rate would generate savings of R$40 to R$60 million in the financial result.

Net Income

	Consolidated			Food Businesses			Via Varejo

(R$ million)	3Q16	3Q15	Δ	3Q16	3Q15	Δ%	3Q16	3Q15	Δ%

EBITDA	503	483	4.2%	428	455	-6.0%	163	77	112.0%
Depreciation (Logistic)	(27)	(32)	-16.8%	(14)	(13)	8.0%	(10)	(15)	-29.3%
Depreciation and Amortization	(222)	(225)	-1.5%	(182)	(172)	5.9%	(42)	(45)	-6.2%
Net Financial Revenue (Expenses)	(477)	(345)	38.4%	(241)	(205)	17.7%	(160)	(69)	133.3%
Income (Loss)before Income Tax	(223)	(119)	86.6%	(9)	65	n.a.	(49)	(51)	-3.6%
Income Tax	13	63	-80.2%	(5)	(21)	-76.3%	17	39	-55.2%
Net Income (Loss)Company - continuing operations	(210)	(56)	274.2%	(14)	44	n.a.	(32)	(12)	160.9%
Net Margin	-1.4%	-0.4%	-100 bps	-0.1%	0.5%	-60 bps	-0.8%	-0.3%	-50 bps
Net Income (Loss) - Controlling Shareholders - continuing operations	(85)	12	n.a.	(12)	51	n.a.	(14)	(5)	160.9%
Net Margin - Controllings Shareholders	-0.6%	0.1%	-70 bps	-0.1%	0.6%	-70 bps	-0.3%	-0.1%	-20 bps

Other Operating Revenue (Expenses)	(116)	(203)	-42.8%	(51)	(81)	-37.6%	(45)	(119)	-62.4%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	28	61	-54.0%	13	20	-35.1%	15	40	n.a.
Adjusted Net Income (Loss)Company - continuing operations (1)	(122)	85	n.a.	23	106	-77.8%	(2)	66	n.a.
Adjusted Net Margin - Company	-0.8%	0.6%	-140 bps	0.2%	1.2%	-100 bps	-0.1%	1.6%	-170 bps
Adjusted Net Income (Loss)- Controlling Shareholders - continuing operations (1)	(27)	108	n.a.	26	113	-77.2%	(1)	29	n.a.
Adjusted Net Margin - Controlling Shareholders	-0.2%	0.7%	-90 bps	0.3%	1.3%	-100 bps	0.0%	0.7%	-70 bps

(1) Net Income adjusted for “Other Operating Income and Expenses,” thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.

The consolidated net loss attributable to controlling shareholders of continuing operations was R$85 million in the quarter, which was affected primarily by Cnova Brasil. However, the improvement compared to 2Q16 demonstrates the Company’s gradual recovery despite the adverse economic scenario.

A highlight was the net income growth of 75.6% to R$65 million at Assaí, driven by the banner’s increased operational leverage.

In the Food segment, net income attributable to controlling shareholders and adjusted by other operating income and expenses was R$26 million, while Via Varejo’s result was virtually breakeven.

Indebtedness

Consolidated

(R$ million)	09.30.2016	09.30.2015	09.30.2015
			Comparable

Short Term Debt	(4,532)	(2,093)	(2,093)
Loans and Financing	(4,014)	(817)	(817)
Debentures and Promissory Notes	(518)	(1,276)	(1,276)
Long Term Debt	(2,149)	(4,267)	(4,267)
Loans and Financing	(1,250)	(3,370)	(3,370)
Debentures	(898)	(897)	(897)
Total Gross Debt	(6,680)	(6,360)	(6,360)
Cash and Financial investments	3,385	5,414	4,489
Net Debt	(3,296)	(946)	(1,871)
EBITDA(1)	2,032	3,865	3,865
Net Debt / EBITDA(1)	-1.62x	-0.24x	-0.48x
Payment Book - Short Term	(2,461)	(2,153)	(2,153)
Payment Book - Long Term	(228)	(122)	(122)
Net Debt with Payment Book	(5,984)	(3,221)	(4,146)
Net Debt with Payment Book / EBITDA(1)	-2.95x	-0.83x	-1.07x
On balance Credit Card Receivables	1,824	1,223	1,069
Net Debt with Payment Book and Credit Card Receivables not sold(2)	(4,160)	(1,998)	(3,077)
Net Debt with Payment Book and Credit Card Receivables not sold(2) / EBITDA(1)	-2.05x	-0.52x	-0.80x

Due to the ongoing ownership restructuring, as announced through the material fact notice of September 12, 2016, GPA will no longer control of Cnova NV activities outside Brazil. As a result, in September 2016, the net result after taxes from these activities was reported as a single line on the income statement and the balances of assets and liabilities were reported as held-for-sale assets and discontinued operations. The September 2015 statements of income and cash flow were adjusted using the same concept, in accordance with IFRS 5/CPC31. However, said technical rule does not require restatement of the balance sheet in such cases. To improve comparisons between periods, a column presenting comparable results for September 2015 was added to the above indebtedness table.

The Company ended September 2016 with a cash balance of R$3.4 billion and a balance of R$1.8 billion in receivables available for sale, bringing the aggregate amount of funds with immediately liquidity (if needed) to R$5.2 billion. In the same period of 2015, the cash position was R$5.6 billion. The Company also has approximately R$1.3 billion in pre-approved/confirmed credit facilities.

Gross debt ended the period at R$6.7 billion, increasing R$320 million, or 5%, from September 2015, although with an average cost below the interest rate in the period (9%). The payment book operation (CDCI) increased R$414 million, surpassing the growth in gross debt.

Consequently, net debt, including the payment book operation and receivables available for sale, stood at R$4.2 billion at end-September. The increase of R$ 1.1 billion in net debt(2) compared to September 2015 is mainly due to the higher debt at Cnova in 2016 (increase of around R$1.1 billion).

(1) EBITDA in the last 12 months.

(2) Includes unsold credit card receivables of R$1,824 million in 3Q16 and R$1,069 million in 3Q15.

Simplified Cash Flow Statement

Consolidated

(R$ million)	3Q16	3Q15	9M16	9M15

Cash Balance at Beginning of Period	3,716	6,811	11,015	11,149

Cash Flow from Operating Activities	804	(820)	(7,081)	(3,279)
EBITDA	503	483	1,220	2,270
Cost of Sale of Receivables	(230)	(192)	(725)	(678)
Working Capital	(148)	(1,371)	(7,317)	(3,850)
Assets and Liabilities Variation	679	260	(258)	(1,021)
Cash Flow from Investment Activities	(480)	(431)	(942)	(1,376)
Net Investment	(480)	(475)	(1,033)	(1,427)
Acquisition / Sale of Interest and Others	-	44	91	51

Change on net cash after investments	324	(1,251)	(8,023)	(4,655)

Cash Flow from Financing Activities	(24)	(317)	1,030	(1,253)
Dividends Payments and Others	-	(39)	(4)	(397)
Net Payments	(24)	(278)	1,034	(856)

Change on Net Cash	300	(1,568)	(6,993)	(5,908)

Exchange Rate	28	171	22	173

Cash Balance at End of Period	4,044	5,414	4,044	5,414

Net Debt	(2,636)	(946)	(2,636)	(946)

Due to the ongoing ownership restructuring, as announced through the material fact notice of September 12, 2016, GPA will no longer control of Cnova NV activities outside Brazil. The above cash flow includes Cnova NV activities outside Brazil in all periods

The Company’s cash position ended September 2016 at R$4 billion, down some R$1.4 billion from a year earlier. In the last nine months, the main variations were as follows:

▪  Deterioration in working capital, which is mainly explained by (i) the comparison-base effect from the increased gap between inventories and suppliers in 2015; (ii) weaker growth in Non-Food segments; and (iii) higher volume of receivables not sold in 2016;

▪  EBITDA suffered an impact of R$1 billion, which is mainly explained by the reduction of approximately R$500 million in Cnova’s operating result and by extraordinary payments at Multivarejo;

▪  These effects were partially mitigated by (i) higher net financing (comparison-base effect due to the higher volume of maturities in 2015); (ii) lower investments, given the focus on profitability; and (iii) lower cash out of dividends and taxes.

Capital Expenditure

			Consolidated						Food Businesses
(R$ million)	3Q16	3Q15	Δ	9M16	9M15	Δ	3Q16	3Q15	Δ	9M16	9M15	Δ

New stores and land acquisition	108	158	-31.3%	309	416	-25.9%	107	140	-23.8%	303	366	-17.2%
Store renovations and conversions	177	155	14.1%	509	448	13.6%	154	137	12.8%	460	375	22.6%
Infrastructure and Others	133	187	-28.8%	472	626	-24.6%	87	89	-2.3%	286	271	5.2%
Non-cash Effect
Financing Assets	(8)	10	n.a.	(218)	6	n.a.	(9)	10	n.a.	(187)	26	n.a.
Total	410	510	-19.6%	1,071	1,496	-28.4%	339	376	-10.0%	862	1,039	-17.1%

The Group’s investment amounted R$410 million in 3Q16, of which 83% was allocated to the Food segment. In the first nine months of the year, investment came to R$1.1 billion, 80% of which was allocated to the Food segment.

Three Assaí stores and 1 Casas Bahia were opened in the quarter.

New stores accounted for 26% of total investment, or R$108 million, which was almost entirely allocated to the Food segment, given the current macroeconomic scenario, which is not as favorable for the Non-Food segment. There are currently 14 stores under construction, with priority given to higher-return formats.

Renovations and store conversions accounted for 43%, or R$177 million, of investment. The 14.1% increase reflects the need to renovate older stores and the energy efficiency project in partnership with Green Yellow, especially at Extra.

Infrastructure and other investments consumed R$133 million, or 32% of total investment, and were chiefly allocated to IT modernization projects and to improving logistics infrastructure.

Appendix II – Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Bricks and mortar (sale of home appliances and furniture) and E-commerce – grouped as follows:

Same-Store Sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

		Consolidated			Food Businesses
(R$ million)	09.30.2016	06.30.2016	09.30.2015	09.30.2016	06.30.2016	09.30.2015

Current Assets	19,918	19,448	19,622	7,988	7,956	7,497
Cash and Marketable Securities	3,385	3,716	5,414	1,937	1,426	2,667
Accounts Receivable	3,907	4,310	3,755	639	999	164
Credit Cards	1,802	1,982	1,223	402	820	57
Payment book	1,813	1,806	1,834	-	-	-
Sales Vouchers and Others	523	792	874	161	180	108
Allowance for Doubtful Accounts	(310)	(357)	(384)	(3)	(2)	(1)
Resulting from Commercial Agreements	79	87	208	79	74	15
Inventories	7,864	8,943	8,617	4,477	4,425	4,032
Recoverable Taxes	1,563	1,547	1,100	620	616	244
Noncurrent Assets for Sale	2,562	9	15	(0)	8	8
Expenses in Advance and Other Accounts Receivables	638	922	720	315	408	367

Noncurrent Assets	22,038	22,586	22,645	16,257	16,113	15,877
Long-Term Assets	4,907	5,113	5,368	1,964	1,960	2,146
Accounts Receivables	147	119	89	-	-	-
Credit Cards	22	15	-	-	-	-
Payment Book	143	119	99	-	-	-
Allowance for Doubtful Accounts	(18)	(15)	(10)	-	-	-
Recoverable Taxes	2,247	2,473	2,664	554	569	608
Deferred Income Tax and Social Contribution	296	330	568	15	16	79
Amounts Receivable from Related Parties	345	342	358	66	77	218
Judicial Deposits	1,197	1,151	1,023	673	629	593
Expenses in Advance and Others	675	699	667	656	669	648
Investments	488	469	504	317	303	329
Property and Equipment	10,603	10,532	10,192	9,155	9,032	8,634
Intangible Assets	6,039	6,472	6,581	4,821	4,819	4,768
TOTAL ASSETS	41,956	42,034	42,267	24,245	24,070	23,374

LIABILITIES

		Consolidated			Food Businesses
	09.30.2016	06.30.2016	09.30.2015	09.30.2016	06.30.2016	09.30.2015

Current Liabilities	22,328	21,666	20,200	9,737	9,087	7,282
Suppliers	8,520	10,268	10,792	4,537	4,470	3,822
Suppliers ('Forfait')	341	430	-	-	-	-
Loans and Financing	4,014	3,184	817	2,943	2,390	424
Payment Book (CDCI)	2,461	2,355	2,153	-	-	-
Debentures	518	575	1,276	518	575	1,276
Payroll and Related Charges	1,111	1,052	914	662	556	505
Taxes and Social Contribution Payable	696	729	768	172	179	198
Dividends Proposed	3	2	1	0	0	1
Financing for Purchase of Fixed Assets	136	113	64	136	86	64
Rents	126	119	103	83	77	69
Acquisition of minority interest	7	82	71	7	82	70
Debt with Related Parties	171	1,247	1,647	374	363	277
Advertisement	66	67	62	44	50	32
Provision for Restructuring	5	8	8	3	4	7
Advanced Revenue	327	350	306	39	56	104
Non-current Assets Held for Sale	3,124	-	-	-	-	-
Others	702	1,086	1,217	218	200	432

Long-Term Liabilities	6,992	7,484	8,274	4,724	5,193	6,442
Loans and Financing	1,250	1,803	3,370	1,116	1,653	2,961
Payment Book (CDCI)	228	193	122	-	-	-
Debentures	898	898	897	898	898	897
Financing for Purchase of Assets	4	4	4	4	4	4
Acquisition of minority interest	-	23	-	-	-	-
Deferred Income Tax and Social Contribution	1,039	1,058	1,195	1,016	1,031	1,166
Tax Installments	545	555	580	544	554	580
Provision for Contingencies	1,831	1,784	1,395	1,064	992	769
Advanced Revenue	1,137	1,117	653	27	29	29
Others	59	49	59	54	33	36

Shareholders' Equity	12,637	12,883	13,793	9,784	9,789	9,650
Capital	6,808	6,807	6,806	5,436	5,375	4,842
Capital Reserves	321	313	300	321	313	300
Profit Reserves	2,891	3,005	3,355	2,891	2,978	3,456
Adjustment of Equity Valuation	-	(15)	(94)	-	(14)	(94)
Minority Interest	2,617	2,773	3,425	1,136	1,138	1,146
TOTAL LIABILITIES	41,956	42,034	42,267	24,245	24,070	23,374

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	3Q16	3Q15	Δ	3Q16	3Q15	Δ	3Q16	3Q15	Δ	3Q16	3Q15	Δ	3Q16	3Q15	Δ

Gross Revenue	16,816	15,933	5.5%	10,946	9,574	14.3%	6,888	6,794	1.4%	4,059	2,779	46.0%	4,667	4,615	1.1%
Net Revenue	15,094	14,458	4.4%	10,090	8,852	14.0%	6,354	6,287	1.1%	3,737	2,564	45.7%	4,060	4,077	-0.4%
Cost of Goods Sold	(11,279)	(10,821)	4.2%	(7,839)	(6,713)	16.8%	(4,644)	(4,518)	2.8%	(3,195)	(2,195)	45.5%	(2,642)	(2,720)	-2.8%
Depreciation (Logistic)	(27)	(32)	-16.8%	(14)	(13)	8.0%	(13)	(12)	7.7%	(1)	(1)	11.2%	(10)	(15)	-29.3%
Gross Profit	3,789	3,605	5.1%	2,238	2,126	5.2%	1,697	1,758	-3.5%	541	368	46.8%	1,407	1,343	4.8%
Selling Expenses	(2,833)	(2,594)	9.2%	(1,563)	(1,425)	9.7%	(1,235)	(1,190)	3.8%	(327)	(235)	39.3%	(1,130)	(1,050)	7.6%
General and Administrative Expenses	(383)	(379)	1.1%	(224)	(194)	15.7%	(175)	(161)	8.5%	(49)	(32)	51.6%	(86)	(117)	-26.4%
Selling, General and Adm. Expenses	(3,216)	(2,973)	8.2%	(1,787)	(1,619)	10.4%	(1,411)	(1,351)	4.4%	(377)	(267)	40.8%	(1,216)	(1,168)	4.2%
Equity Income	20	22	-8.2%	14	16	-11.3%	14	16	-11.3%	-	-	n.a.	6	6	0.0%
Other Operating Revenue (Expenses)	(116)	(203)	-42.8%	(51)	(81)	-37.6%	(42)	(80)	-48.2%	(9)	(1)	598.5%	(45)	(119)	-62.4%
Depreciation and Amortization	(222)	(225)	-1.5%	(182)	(172)	5.9%	(149)	(147)	1.1%	(33)	(24)	34.6%	(42)	(45)	-6.2%
Earnings before interest and Taxes - EBIT	254	226	12.8%	232	270	-14.2%	110	195	-43.6%	122	75	62.4%	110	17	541.2%
Financial Revenue	101	168	-39.6%	56	81	-30.9%	47	71	-33.2%	9	10	-14.5%	33	90	-63.0%
Financial Expenses	(579)	(513)	12.8%	(297)	(286)	4.0%	(264)	(257)	2.5%	(34)	(29)	17.2%	(193)	(158)	22.0%
Net Financial Result	(477)	(345)	38.4%	(241)	(205)	17.7%	(216)	(186)	16.1%	(25)	(19)	34.1%	(160)	(69)	133.3%
Income (Loss) Before Income Tax	(223)	(119)	86.6%	(9)	65	n.a.	(106)	9	n.a.	97	56	71.8%	(49)	(51)	-3.6%
Income Tax	13	63	-80.2%	(5)	(21)	-76.3%	27	(2)	n.a.	(31)	(19)	64.6%	17	39	-55.2%
Net Income (Loss) Company - continuing operations	(210)	(56)	274.2%	(14)	44	n.a.	(80)	7	n.a.	65	37	75.6%	(32)	(12)	160.9%
Net Result from discontinued operations	(98)	(74)	32.5%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Net Income (Loss) - Company	(308)	(130)	136.8%	(14)	44	n.a.	(80)	7	n.a.	65	37	75.6%	(32)	(12)	160.9%
Minority Interest - Noncontrolling - continuing operations	(125)	(68)	83.3%	(2)	(7)	-68.4%	(2)	(7)	-68.4%	-	-	n.a.	(18)	(7)	160.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(1)	(85)	12	n.a.	(12)	51	n.a.	(77)	14	n.a.	65	37	75.6%	(14)	(5)	160.9%
Minority Interest - Noncontrolling - discontinued operations	(64)	(52)	24.1%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Net Income (Loss) - Controlling Shareholders - discontinued operations(1)	(34)	(22)	52.0%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	503	483	4.2%	428	455	-6.0%	272	354	-23.3%	156	101	55.1%	163	77	112.0%
Adjusted EBITDA (2)	619	686	-9.7%	478	536	-10.8%	313	434	-27.9%	165	102	62.2%	208	196	6.0%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	3Q16	3Q15		3Q16	3Q15		3Q16	3Q15		3Q16	3Q15		3Q16	3Q15

Gross Profit	25.1%	24.9%		22.2%	24.0%		26.7%	28.0%		14.5%	14.4%		34.7%	32.9%
Selling Expenses	18.8%	17.9%		15.5%	16.1%		19.4%	18.9%		8.8%	9.2%		27.8%	25.8%
General and Administrative Expenses	2.5%	2.6%		2.2%	2.2%		2.8%	2.6%		1.3%	1.3%		2.1%	2.9%
Selling, General and Adm. Expenses	21.3%	20.6%		17.7%	18.3%		22.2%	21.5%		10.1%	10.4%		30.0%	28.6%
Equity Income	0.1%	0.2%		0.1%	0.2%		0.2%	0.3%		0.0%	0.0%		0.1%	0.1%
Other Operating Revenue (Expenses)	0.8%	1.4%		0.5%	0.9%		0.7%	1.3%		0.3%	0.1%		1.1%	2.9%
Depreciation and Amortization	1.5%	1.6%		1.8%	1.9%		2.3%	2.3%		0.9%	1.0%		1.0%	1.1%
EBIT	1.7%	1.6%		2.3%	3.1%		1.7%	3.1%		3.3%	2.9%		2.7%	0.4%
Net Financial Revenue (Expenses)	3.2%	2.4%		2.4%	2.3%		3.4%	3.0%		0.7%	0.7%		3.9%	1.7%
Income (Loss) Before Income Tax	-1.5%	-0.8%		-0.1%	0.7%		-1.7%	0.1%		2.6%	2.2%		-1.2%	-1.3%
Income Tax	0.1%	0.4%		0.0%	-0.2%		0.4%	0.0%		-0.8%	-0.7%		0.4%	1.0%
Net Income (Loss) - Company	-2.0%	-0.9%		-0.1%	0.5%		-1.3%	0.1%		1.7%	1.5%		-0.8%	-0.3%
Minority Interest - Noncontrolling - continuing operations	-0.8%	-0.5%		0.0%	-0.1%		0.0%	-0.1%		0.0%	0.0%		-0.4%	-0.2%
Net Income (Loss) - Controlling Shareholders - continuing operations(1)	-0.6%	0.1%		-0.1%	0.6%		-1.2%	0.2%		1.7%	1.5%		-0.3%	-0.1%
EBITDA	3.3%	3.3%		4.2%	5.1%		4.3%	5.6%		4.2%	3.9%		4.0%	1.9%
Adjusted EBITDA (2)	4.1%	4.7%		4.7%	6.1%		4.9%	6.9%		4.4%	4.0%		5.1%	4.8%

(1) Net Income after noncontrolling shareholders

(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	9M16	9M15	Δ	9M16	9M15	Δ	9M16	9M15	Δ	9M16	9M15	Δ	9M16	9M15	Δ

Gross Revenue	51,343	49,867	3.0%	32,228	28,913	11.5%	21,124	20,991	0.6%	11,104	7,922	40.2%	15,046	15,563	-3.3%
Net Revenue	45,980	45,170	1.8%	29,714	26,721	11.2%	19,482	19,400	0.4%	10,232	7,321	39.8%	13,070	13,755	-5.0%
Cost of Goods Sold	(34,298)	(33,691)	1.8%	(22,874)	(20,275)	12.8%	(14,130)	(13,977)	1.1%	(8,744)	(6,298)	38.8%	(8,539)	(9,184)	-7.0%
Depreciation (Logistic)	(84)	(97)	-13.5%	(41)	(42)	-0.4%	(38)	(38)	-0.4%	(3)	(3)	0.3%	(30)	(42)	-28.4%
Gross Profit	11,599	11,382	1.9%	6,798	6,404	6.1%	5,314	5,385	-1.3%	1,484	1,019	45.6%	4,501	4,528	-0.6%
Selling Expenses	(8,635)	(7,885)	9.5%	(4,806)	(4,321)	11.2%	(3,889)	(3,635)	7.0%	(917)	(686)	33.7%	(3,409)	(3,238)	5.3%
General and Administrative Expenses	(1,230)	(1,122)	9.7%	(653)	(557)	17.2%	(516)	(469)	10.0%	(137)	(88)	55.6%	(365)	(370)	-1.2%
Selling, General and Adm. Expenses	(9,866)	(9,007)	9.5%	(5,459)	(4,878)	11.9%	(4,405)	(4,105)	7.3%	(1,054)	(774)	36.2%	(3,774)	(3,608)	4.6%
Equity Income	81	84	-3.0%	58	61	-5.3%	58	61	-5.3%	-	-	n.a.	23	23	3.1%
Other Operating Revenue (Expenses)	(679)	(286)	137.3%	(357)	(182)	96.5%	(308)	(184)	67.7%	(49)	2	n.a.	(124)	(87)	43.2%
Depreciation and Amortization	(683)	(662)	3.2%	(535)	(506)	5.8%	(441)	(435)	1.2%	(95)	(71)	34.0%	(129)	(132)	-2.1%
Earnings before interest and Taxes - EBIT	453	1,511	-70.0%	505	900	-43.8%	219	723	-69.7%	286	177	62.0%	497	724	-31.4%
Financial Revenue	382	581	-34.3%	173	297	-41.9%	145	280	-48.3%	28	18	56.6%	205	267	-23.3%
Financial Expenses	(1,713)	(1,645)	4.2%	(836)	(844)	-1.0%	(736)	(768)	-4.1%	(101)	(77)	30.6%	(662)	(611)	8.3%
Net Financial Revenue (Expenses)	(1,332)	(1,064)	25.2%	(664)	(547)	21.3%	(591)	(488)	21.2%	(72)	(59)	22.7%	(457)	(344)	32.8%
Income Before Income Tax	(879)	447	n.a.	(159)	353	n.a.	(373)	235	n.a.	214	118	81.6%	40	380	-89.6%
Income Tax	17	(89)	n.a.	25	(88)	n.a.	103	(48)	n.a.	(78)	(40)	93.2%	(6)	(102)	-94.2%
Net Income (Loss) Company - continuing operations	(861)	358	n.a.	(133)	264	n.a.	(270)	187	n.a.	136	78	75.5%	34	278	-87.9%
Net Result from discontinued operations	(186)	(250)	-25.5%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Net Income - Company	(1,048)	108	n.a.	(133)	264	n.a.	(270)	187	n.a.	136	78	75.5%	34	278	-87.9%
Minority Interest - Noncontrolling - continuing operations	(475)	33	n.a.	(7)	(14)	-52.4%	(7)	(14)	-52.4%	-	-	n.a.	19	157	-87.9%
Net Income (Loss) - Controlling Shareholders - continuing operations(1)	(387)	325	n.a.	(127)	278	n.a.	(263)	201	n.a.	136	78	75.5%	15	120	-87.9%
Minority Interest - Noncontrolling - discontinued operations	(128)	(173)	-26.0%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Net Income (Loss) - Controlling Shareholders - discontinued operations(1)	(58)	(77)	-24.5%	-	-	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	1,220	2,270	-46.3%	1,082	1,447	-25.2%	697	1,196	-41.7%	385	251	53.2%	656	898	-27.0%
Adjusted EBITDA (2)	1,898	2,556	-25.7%	1,439	1,629	-11.7%	1,005	1,380	-27.2%	434	249	74.1%	780	985	-20.8%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	9M16	9M15		9M16	9M15		9M16	9M15		9M16	9M15		9M16	9M15

Gross Profit	25.2%	25.2%		22.9%	24.0%		27.3%	27.8%		14.5%	13.9%		34.4%	32.9%
Selling Expenses	18.8%	17.5%		16.2%	16.2%		20.0%	18.7%		9.0%	9.4%		26.1%	23.5%
General and Administrative Expenses	2.7%	2.5%		2.2%	2.1%		2.6%	2.4%		1.3%	1.2%		2.8%	2.7%
Selling, General and Adm. Expenses	21.5%	19.9%		18.4%	18.3%		22.6%	21.2%		10.3%	10.6%		28.9%	26.2%
Equity Income	0.2%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.2%
Other Operating Revenue (Expenses)	1.5%	0.6%		1.2%	0.7%		1.6%	0.9%		0.5%	0.0%		1.0%	0.6%
Depreciation and Amortization	1.5%	1.5%		1.8%	1.9%		2.3%	2.2%		0.9%	1.0%		1.0%	1.0%
EBIT	1.0%	3.3%		1.7%	3.4%		1.1%	3.7%		2.8%	2.4%		3.8%	5.3%
Net Financial Revenue (Expenses)	2.9%	2.4%		2.2%	2.0%		3.0%	2.5%		0.7%	0.8%		3.5%	2.5%
Income Before Income Tax	-1.9%	1.0%		-0.5%	1.3%		-1.9%	1.2%		2.1%	1.6%		0.3%	2.8%
Income Tax	0.0%	0.2%		-0.1%	0.3%		-0.5%	0.2%		0.8%	0.5%		0.0%	0.7%
Net Income - Company	-2.3%	0.2%		-0.4%	1.0%		-1.4%	1.0%		1.3%	1.1%		0.3%	2.0%
Minority Interest - Noncontrolling - continuing operations	-1.0%	0.1%		0.0%	-0.1%		0.0%	-0.1%		0.0%	0.0%		0.1%	1.1%
Net Income (Loss) - Controlling Shareholders - continuing operations(1)	-0.8%	0.7%		-0.4%	1.0%		-1.3%	1.0%		1.3%	1.1%		0.1%	0.9%
EBITDA	2.7%	5.0%		3.6%	5.4%		3.6%	6.2%		3.8%	3.4%		5.0%	6.5%
Adjusted EBITDA (2)	4.1%	5.7%		4.8%	6.1%		5.2%	7.1%		4.2%	3.4%		6.0%	7.2%

(1) Net Income after noncontrolling shareholders

(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW

(R$ million)	Consolidated
	09.30.2016	09.30.2015

Net Income (Loss) for the period	(1,048)	109
Adjustment for reconciliation of net income
Deferred income tax	(92)	12
Loss (gain) on disposal of fixed and intangible assets	146	65
Depreciation and amortization	826	818
Interests and exchange variation	996	832
Adjustment to present value	-	(4)
Equity Income	(81)	(84)
Provision for contingencies	638	151
Share-Based Compensation	19	22
Allowance for doubtful accounts	438	429
Provision for obsolescence/breakage	19	(5)
Gains resulting from sale of subisidiaries	(94)	-
Deferred revenue	(236)	(139)
Other Operating Expenses	-	2
	1,531	2,208
Asset (Increase) decreases
Accounts receivable	(1,638)	(835)
Inventories	90	184
Taxes recoverable	(319)	(537)
Other Assets	(36)	(285)
Related parties	3	(157)
Restricted deposits for legal proceeding	(184)	(117)
	(2,084)	(1,747)
Liability (Increase) decrease
Suppliers	(5,055)	(3,199)
Suppliers ('Forfait')	(714)	-
Payroll and charges	152	47
Taxes and Social contributions payable	(51)	(31)
Other Accounts Payable	(574)	(190)
Contingencies	(271)	(217)
Deferred revenue	95	43
Taxes and Social contributions paid	(110)	(193)
	(6,528)	(3,740)

Net cash generated from (used in) operating activities	(7,081)	(3,279)

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	09.30.2016	09.30.2015

Acquisition of property and equipment	(850)	(1,170)
Increase Intangible assets	(221)	(314)
Sales of property and equipment	38	57
Cash provided on sale of subisidiary	91	51
Net cash flow investment activities	(942)	(1,376)

Cash flow from financing activities
Increase of capital	2	14
Funding and refinancing	5,422	4,624
Payments of loans and financing	(4,987)	(6,603)
Dividend Payment	(4)	(397)
Acquisition of society	(80)	(74)
Transactions with minorities	-	(4)
Intercompany loans	677	1,187
Net cash generated from (used in) financing activities	1,030	(1,253)

Monetary variation over cash and cash equivalents	22	173
Increase (decrease) in cash and cash equivalents	(6,971)	(5,735)

Cash and cash equivalents at the beginning of the year	11,015	11,149
Cash and cash equivalents at the end of the year	4,044	5,414
Change in cash and cash equivalents	(6,971)	(5,735)

			BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	3Q16%		3Q15%		Δ	9M16%		9M15%		Δ

Pão de Açúcar	1,777	10.6%	1,728	10.8%	2.8%	5,359	10.4%	5,160	10.3%	3.9%
Extra (1)	4,251	25.3%	4,238	26.6%	0.3%	13,109	25.5%	13,455	27.0%	-2.6%
Convenience Stores (2)	298	1.8%	262	1.6%	13.8%	903	1.8%	721	1.4%	25.1%
Assaí	4,059	24.1%	2,779	17.4%	46.0%	11,104	21.6%	7,922	15.9%	40.2%
Other Businesses (3)	562	3.3%	566	3.6%	-0.7%	1,753	3.4%	1,655	3.3%	5.9%
Food Businesses	10,946	65.1%	9,574	60.1%	14.3%	32,228	62.8%	28,913	58.0%	11.5%

Pontofrio	739	4.4%	942	5.9%	-21.5%	2,542	5.0%	3,353	6.7%	-24.2%
Casas Bahia	3,929	23.4%	3,673	23.1%	6.9%	12,505	24.4%	12,210	24.5%	2.4%
Cnova	1,203	7.2%	1,744	10.9%	-31.0%	4,069	7.9%	5,390	10.8%	-24.5%
Non-Food Businesses	5,870	34.9%	6,359	39.9%	-7.7%	19,115	37.2%	20,954	42.0%	-8.8%

Consolidated	16,816	100.0%	15,933	100.0%	5.5%	51,343	100.0%	49,867	100.0%	3.0%

(1) Includes Extra Supermercado and Extra Hiper,

(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.

(3) Includes Gas Station, Drugstores, Deluvery sales and revenues from the leasing of commercial galleries.

			BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	3Q16%		3Q15%		Δ	9M16%		9M15%		Δ

Pão de Açúcar	1,634	10.8%	1,592	11.0%	2.6%	4,928	10.7%	4,749	10.5%	3.8%
Extra (1)	3,890	25.8%	3,896	26.9%	-0.1%	11,991	26.1%	12,353	27.3%	-2.9%
Convenience Stores (2)	277	1.8%	245	1.7%	13.4%	841	1.8%	676	1.5%	24.3%
Assaí	3,737	24.8%	2,564	17.7%	45.7%	10,232	22.3%	7,321	16.2%	39.8%
Other Businesses (3)	552	3.7%	555	3.8%	-0.4%	1,723	3.7%	1,622	3.6%	6.2%
Food Businesses	10,090	66.8%	8,852	61.2%	14.0%	29,714	64.6%	26,721	59.2%	11.2%

Pontofrio	672	4.4%	828	5.7%	-18.9%	2,240	4.9%	2,978	6.6%	-24.8%
Casas Bahia	3,389	22.4%	3,250	22.5%	4.3%	10,831	23.6%	10,777	23.9%	0.5%
Cnova	944	6.3%	1,530	10.6%	-38.3%	3,196	7.0%	4,694	10.4%	-31.9%
Non-Food Businesses	5,004	33.2%	5,607	38.8%	-10.8%	16,267	35.4%	18,449	40.8%	-11.8%

Consolidated	15,094	100.0%	14,458	100.0%	4.4%	45,980	100.0%	45,170	100.0%	1.8%
(1) Includes Extra Supermercado and Extra Hiper.

(1) Includes Extra Supermercado and Extra Hiper,

(2) Includes Minimercado Extra and Minuto Pão de Açúcar sales.

(3) Includes Gas Station, Drugstores, Deluvery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% OF NET SALES)

	CONSOLIDATED(1)				FOOD BUSINESSES
	3Q16	3Q15	9M16	9M15	3Q16	3Q15	9M16	9M15

Cash	44.6%	43.6%	44.1%	43.8%	51.6%	51.4%	51.8%	51.8%
Credit Card	44.8%	46.4%	45.9%	46.5%	38.3%	38.7%	38.3%	38.5%
Food Voucher	6.8%	6.2%	6.4%	5.8%	10.1%	9.9%	9.9%	9.7%
Payment Book	3.8%	3.9%	3.6%	3.9%	0.0%	0.0%	0.0%	0.0%

(1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	09/30/2015	06/30/2016	Opened	Closed	Converted	09/30/2016

Pão de Açúcar	184	184	-	-	-	184
Extra Hiper	137	135	-	(1)	-	134
Extra Supermercado	199	194	-	-	-	194
Minimercado Extra	262	230	-	(21)	(1)	208
Minuto Pão de Açucar	39	67	-	-	1	68
Assaí	88	97	3	-	-	100
Other Business	239	231	-	-	-	231
Gas Station	82	76	-	-	-	76
Drugstores	157	155	-	-	-	155
Food Businesses	1,148	1,138	3	(22)	-	1,119
Pontofrio	301	225	-	(5)	-	220
Casas Bahia	715	750	1	(1)	-	750
Consolidated	2,164	2,113	4	(28)	-	2,089

Sales Area ('000 m2 )
Food Businesses	1,780	1,782				1,787
Consolidated	2,880	2,854				2,853

# of employees ('000) (1)	142	137				135

                          (1) Does not include Cdiscount employees.

3Q16 Results Conference Call and Webcast
Friday, October 28, 2016
11:00 a.m. (Brasília) | 9:00 a.m. (New York) | 14:00 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or 2820-4001

Conference call in English (simultaneous translation)
+1 (786) 924-6977

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012
Access code for Portuguese audio: 2291494#
Access code for English audio: 7887044#

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the third quarter of 2016 (3Q16), except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. The IPCA in the 12 months ended September 2016 was 8.48%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.      Corporate information

Companhia Brasileira de Distribuição ("Company" or “CBD”), directly or through its subsidiaries (“Group” or “GPA”) engages in the retail of food, clothing, home appliances, electronics and other products through its chain of hypermarkets, supermarkets, specialized stores and department stores principally under the trade names "Pão de Açúcar, “Minuto Pão de Açúcar”, "Extra Hiper", “Extra Super”, “Minimercado Extra”, “Assai”, “Ponto Frio” and “Casas Bahia", as well as the e-commerce platforms “CasasBahia.com,” “Extra.com”, “Pontofrio.com”, “Barateiro.com”, “Partiuviagens.com” and “Cdiscount.com” and the neighborhood shopping mall brand “Conviva”. Its headquarter is located in the city of São Paulo, State of São Paulo, Brazil.

The Company’s shares are listed on the São Paulo Stock Exchange (“BM&FBovespa”) Level 1 of Corporate Governance under the ticker symbol “PCAR4” and on the New York Stock Exchange (ADR level III), under the ticker symbol “CBD”. Subsidiaries that are public companies are Via Varejo S.A (“Via Varejo”) which has its shares listed on BM&FBovespa, under ticker symbols “VVAR11” and “VVAR3” and Cnova N.V (“Cnova Holanda”) which has its shares listed in Nasdaq Global Select Market under ticker symbol “CNV” and in Euronext Paris under ticker symbol “CNV”.

The Company is indirectly controlled by Almacenes Exito S.A., through Wilkes Participações S.A. (“Wilkes”), through the holding companies of Casino Guichard Perrachon (“Casino”), which continued to be the final controller.

1.1.   Morzan arbitration request

On August 14, 2015, CBD and its controlling shareholder Wilkes were jointly convicted by International Court of Arbitration - ICA, to indemnify Morzan Empreendimentos e Participações Ltda. (“Morzan”). Such decision was amended on January 27, 2016 with no significant changes.

The account payable in the amount of R$233, including legal fees, was fully settled in April 1, 2016 (see note 34.2).

1.2    Investigation Cnova and restatement of corresponding amounts

As disclosed in the note 1.5 of the restated consolidated financial statements as of December 31, 2015, the investigation conducted by Cnova N.V (“Cnova”) was concluded and resulting adjustments were recorded in corresponding financial statements, which were restated on July 27, 2016, as well as in all interim financial information of 2015, restated on October 27, 2016, and other impacted prior periods.

There are no impacts related to the investigation in the nine-month period ended September 30, 2016.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.       Corporate information – Continued

1.3.   Corporate restructuring

1.3.1.  Corporate reestructuring – Barcelona, Sendas and Xantocarpa

On April 27, 2016, was approved in Ordinary and Extraordinary Shareholders´ Meeting of CBD, the part of incorporation of the net assets of Sendas Distribuidora. With the objective to consolidate the cash and carry segment in a single entity and to improve operational and financial efficiency, the following corporate actions were taken:

(i)   Redemption of Barcelona´s stock

On February 22, 2016, it was approved at the Extraordinary General Meeting the redemption of all preferred shares issued by Barcelona, that corresponding to 3,722,470 shares held by Novasoc at book value of R$160. The transaction did not generate impacts on the consolidated balances of the Company.

(ii)  Total merger of Barcelona

At the Ordinary and Extraordinary General Meeting of April 27, 2016 was approved the merger of Barcelona by Sendas.

On April 30, 2016 Barcelona´s assets and liabilities were fully incorporated by Sendas, consequently Barcelona was extinguished.

(iii)  Partial spin-off of Sendas

Still at the Annual and Extraordinary General Meeting of April 27, 2016 it was approved the spin off of Sendas. On April 30, 2016, after the total merger and extinction of Barcelona, Sendas was partially spun off and incorporated into the CBD. The value of the split assets was R$2.

In August, 2016 Xantocarpa was merged and consequently extincted, by Sendas Distribuidora.

As a result of this reorganization, there was no effect on the consolidated interim financial information of the Company, since the subsidiaries are fully held by Company.

1.3.2. Rede Duque disposal

On January 31, 2016, the Company concluded the disposal of subsidiaries Auto Posto Império Ltda., Auto Posto Duque Salim Maluf Ltda., Auto Posto Duque Santo André Ltda., Auto Posto Duque Lapa Ltda and Auto Posto Ciara Ltda., to Rede Duque, referring to the agreement previously signed on December 1, 2015. The agreement amount was R$8.

Company had no gain or loss over this transaction. Gas stations assets and liabilities amounts are not consolidated in interim financial information on September 30, 2016.

1.3.3. Sale of Cdiscount subsidiaries

During the first quarter of 2016, subsidiaries CD Vietnam, CD Thailand, CD Asia and E-cavi were sold, no longer being consolidated in the Company, however CD Vietnam and E-Cavi still remain in Casino Group.

(i)      Sale of interest - CDiscount Thailand

On March 21, 2016, subsidiary CDiscount sold its interest over CDiscount Thailand to TCC Group, by the amount of R$94. This transaction resulted in a cash inflow of R$ 91, net of borrowings payment, and a gain of R$94 recorded in the first quarter of 2016 within other operating income (expenses), the amount was transferred to profit or loss on discontinued operations on September 30, 2016 (see note 1.5).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.3.   Corporate restructuring - Continued

1.3.3. Sale of Cdiscount subsidiaries - continued

(ii)     Cdiscount corporate restructuring

On March 1, 2016 subsidiary CDiscount sold its interest over CDiscount Vietnam to E-Cavi, a Casino’s subsidiary. This transaction did not impact Company’s result.

These transactions did not impact segments information.

1.3.4. Spin-off of Marneylectro S.A.R.L (“Luxco”) and Marneylectro  B.V (“Dutchco”)

As part of Company’s e-commerce operations restructuring process (see note 1.5) on July 24, 2016 the Holdings Marneylectro S.A.R.L. (“Luxco”) and Marneylectro B.V. (“Dutchco”), were spun-off among Companhia Brasileira de Distribuição Luxembourg Holding S.A.R.L. (“CBD Luxco”), Via Varejo Luxembourg Holding S.A.R.L. (“VV Luxco”) and Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBD Dutchco”) and Via Varejo Netherlands Holding B.V. (“VV Dutchco”) respectively, keeping the same former interest held by CBD and Via Varejo. As a result of this reorganization, there was no effect on the consolidated interim financial information of the Company, since the subsidiaries are fully held by Company.

1.4.   Notices from CVM to GPA and subsidiary Via Varejo

On February 18, 2016, the subsidiary Via Varejo received a notice from CVM, the notice number 18/2016-CVM/SEP/GEA-5 showing the understanding of the Department of Relationship with Companies – SEP in relation to certain accounting entries related to corporate transactions at the level of Via Varejo in 2013. Due to the disclosed effects in its financial statementes the Company received the notice number 19/2016-CVM /SEP/GEA-5.

CVM notified its understanding which is different from the applied by Via Varejo in financial statements of that year, in relation to (a) revaluation revaluation gain on investment held in Nova Pontocom resulting from partial sale of interest to the Company (This transaction has no effect in the consolidated financial statements); and (b) accounting treatment on control acquisition of Movéis Bartira, by the acquisition of additional 75% interest. In the case of the Company, CVM noticed its understanding related to item (b) above mentioned.

Via Varejo presented an appeal to CVM collegiate requesting suspensive effect in the terms of Deliberation 463, however decided for a restatement of item (i) from CVM notice in its subsidiary Via Varejo, which has no effects in the Company’s consolidated financial statements or interim financial information.  Via Varejo and the Company awaits for a collegiate decision about the presented arguments for the item (ii), related to effects in acquisition of Indústria de Móveis Bartira.

Until this date, there are no effects recorded in the financial statements neither in the interim financial information of the Company or its Subsidiaries related to the requested by CVM notice about acquisition of Bartira.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.5.   Assets held for sale and discontinued activities

On May 12th, 2016, the subsidiary Via Varejo signed a non-binding memo of understanding (“MoU”) with its subsidiary Cnova N.V., over the corporate reorganization involving Cnova Brasil and Via Varejo itself. The Board of directors of Via Varejo established a Special committee, composed of three members of the Board of directors, to overview the process and determine the terms and conditions of the proposal.

At the Shareholders´ Meeting held on September 12, 2016, Via Varejo’s non-controlling shareholders, holders of preferred and common shares, approved the reorganization proposal for the integration of the businesses of electronic commerce operated by Cnova Brasil into Via Varejo´s business, as recommended by the Special committee of Via Varejo´s board of directors.

After the approval by the parties, Cnova Brasil shall incorporate VV Dutchco. To eliminate the reciprocal interest resulting from the exchange of shares between Cnova Brasil and Cnova NV., Cnova Brasil will receive part of the its shares held by Cnova NV, through the return of capital. The remaining shares will be purchased by Cnova Brasil, resulting in Cnova Brasil to be whole subsidiary of Via Varejo. According to the loan terms and conditions between Cnova Brasil and Cnova NV (valued at approximately R$160 million at the end of September 2016), such event will result in prepayment obligation of such loans, which should be paid to Cnova N.V. by Via Varejo.

The reorganization was approved by the boards of CBD, Casino, Via Varejo and Cnova N.V and is awaiting legal procedures. With the conclusion of the transaction Cnova Brasil will be a whole subsidiary of Via Varejo, which will no longer have interest in Cnova N.V. Consequently, GPA will also no longer have majority voting on Cnova N.V., and will no longer consolidate subsidiaries which represents the e-commerce segment abroad.

According to CPC 31 – Noncurrent assets held for sale and discontinued operation (IFRS 5), on September 30, 2016, the Company disclosed the net income of subsidiaries which represents e-commerce segment abroad in a single line in the income statement, and the assets and liabilities balances as assets held for sale and discontinued operation, impacting the “E-commerce” segment. The income statement and Value added of Setember 30, 2015 were restated utilizing the same concept.

See below the condensed income statement, condensed balance sheet and condensed cash flow statement of Cdiscount before the eliminations:

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.5.   Assets held for sale and discontinued activities -  continued

Balance Sheet (*):

9.30.2016
Assets
Cash and cash equivalents (**)	659
Accounts receivable	420
Inventories	819
Other receivables	133
Total current assets	2,031

Deferred income tax and social contribution	39
Related parties	546
Other accounts receivable	16
Property and equipment,net	42
Intangible	434
Total non current assets	1,077

Total assets	3,108

Liabilities
Trade payables	1,558
Related parties	1,099
Other accounts payable	398
Total current liabilities	3,055

Provision for risks	53
Other accounts payable	16
Total non current liabilities	69

Total liabiliities	3,124
Net liabilities directly attributable to held for sale	(16)
Total liabiliities and shareholders equity	3,108

(*) Balance sheet of Cdiscount, before related parties eliminations with Cnova Brasil in the amount R$546.

(**) Reconciliation of Cash and Cash Equivalents:
Cash and Cash Equivalents as presented in Statement of Cash Flows on 9.30.2016	4,044
Cash and Cash Equivalents as presented in Balance Sheet on 9.30.2016	3,385
Cash and Cash Equivalents classified as held for sale on 9.30.2016	659

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.5.   Assets held for sale and discontinued activities - continued

Statement of Loss (*):

	9.30.2016	9.30.2015
Net sales of goods and services	5,062	4,231
Cost of goods sold and services sold	(4,567)	(3,853)
Gross profit	495	378
Operating income (expenses)
Selling, General and Administrative expenses	(483)	(480)
Depreciation and amortization	(57)	(52)
Others operating income (expenses), net	(44)	(98)
	(584)	(630)
Loss before financial income (expenses)	(89)	(252)

Net financial income (expenses)	(52)	41

Loss before income tax and social contribution	(141)	(211)

Income tax and social contribution	(10)	(12)

Net loss for the period	(151)	(223)
Atributtable to:
Controlling shareholders	(46)	(66)
Noncontrolling shareholders	(105)	(157)

(*) Before related parties eliminations with Cnova Brasil in the amount R$41 in financial income and R$(6) in administrative expenses during nine-month period ended September 30, 2016 and R$21 in financial income and R$6 in administrative expenses during nine-month period ended September 30, 2015.

Statement of Cash Flows

	9.30.2016	9.30.2015
Net cash flow (used in)/provided by operating activities	(724)	(1,341)
Net cash flow (used in)/provided by investing activities	45	(79)
Net cash flow (used in)/provided by financing activities	677	1,187
Effects of Exchange Rate Changes on Cash and Cash Equivalents	22	173
Net cash flow for the period	20	(60)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

1.   Corporate information – Continued

1.5.   Assets held for sale and discontinued activities - continued

Below the consolidated statement of profit or loss of the Company on September 30, 2015, before and after considering subsidiaries which represent e-commerce segment abroad, as discontinued activity.

Statement of profit	9/30/2015 (including effects of Cnova investigation)	Discontinued operations (*)	9/30/2015 (without Cdiscount)

Net sales of goods and services	49,401	4,231	45,170
Cost of goods sold and services sold	(37,641)	(3,853)	(33,788)
Gross profit	11,760	378	11,382
Operating income (expenses)
Selling expenses	(8,191)	(306)	(7,885)
General and Administrative expenses	(1,302)	(180)	(1,122)
Depreciation and amortization	(714)	(52)	(662)
Others operating income (expenses)	(385)	(98)	(287)
Share of profit of associates	84	-	84
	(10,508)	(636)	(9,872)
Income (Loss) before financial income	1,252	(258)	1,510

Financial income (expenses), net	(1,043)	20	(1,063)

Income (Loss) before income tax and social contribution	209	(238)	447

Income tax and social contribution	(100)	(12)	(88)

Net Income (Loss) from continued operations in the period	109	(250)	359
Atributtable to:
Controlling shareholders	248	(76)	324
Noncontrolling shareholders	(139)	(174)	35

(*) Statement of loss of e-commerce segment abroad after related parties eliminations with Cnova Brasil.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

2.       Basis of preparation

The individual and consolidated interim financial information has been prepared in accordance with IAS 34 - Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”) and CPC 21 - Interim Financial Reporting and presented consistently with the standards approved and issued by the Brazilian Securities and Exchange Commission (“CVM”) applicable to the preparation of interim financial information – ITR.

The individual and consolidated interim financial information is being presented in millions of Brazilian Reais.The reporting currency of the Company is Real and for subsidiaries located abroad is the local currency of each jurisdiction.

Significant accounting policies adopted in the preparation of the individual and consolidated interim  financial information are consistent with those adopted and disclosed in note 4 of the annual financial statements for the year ended December 31, 2015 disclosed on July 27, 2016 and, therefore, should be read in conjunction with those annual financial statements.

The interim financial information for the nine-month period ended September 30, 2016 was approved by the Board of Directors on October 27, 2016.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation

The information on the basis of consolidation did not have significant modification and was presented in the annual financial statements for 2015, in note 3.

3.1.   Interest in subsidiaries and associates:

	Direct and indirect equity interests - %
	9.30.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries
Novasoc Comercial Ltda. (“Novasoc”)	10.00	-	10.00	-
Sendas Distribuidora S.A. (“Sendas)	100.00	-	100.00	-
Bellamar Empreend. e Participações Ltda. (“Bellamar”)	100.00	-	100.00	-
GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA M&P”)	100.00	-	100.00	-
CBD Holland B.V. (“CBD Holland”)	100.00	-	100.00	-
CBD Panamá Trading Corp. (“CBD Panamá”)	-	100.00	-	100.00
Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”) (*)	-	-	68.86	31.14
Xantocarpa Participações Ltda. (“Xantocarpa”) (*)	-	-	-	100.00
GPA 2 Empreed. e Participações Ltda. (“GPA 2”)	100.00	-	99.99	0.01
GPA Logística e Transporte Ltda. (“GPA Logística”)	100.00	-	100.00	-
Posto Ciara Ltda. (“Posto Ciara”) (**)	-	-	100.00	-
Auto Posto Império Ltda. (“Posto Império”) (**)	-	-	100.00	-
Auto Posto Duque Salim Maluf Ltda. (“Posto Duque Salim Maluf”) (**)	-	-	100.00	-
Auto Posto Duque Santo André Ltda. (“Ponto Duque Santo André”) (**)	-	-	100.00	-
Auto Posto Duque Lapa Ltda. (“Posto Duque Lapa”) (**)	-	-	100.00	-
Marneylectro S.A.R.L (“Luxco”) (***)	-	-	53.20	19.03
Marneylectro B.V (“Dutchco”) (***)	-	-	-	72.23
Companhia Brasileira de Distribuição Luxembourg Holding S.à.r.l. ("CBDLuxco”) (***)	100.00	-	-	-
Companhia Brasileira de Distribuição Netherlands Holding B.V. (“CBDDutchco”) (***)	-	100.00	-	-
Via Varejo Luxembourg Holding S.à.r.l. (“VVLuxco”) (***)	-	43.35	-	-
Via Varejo Netherlands Holding B.V. (“VVDutchco”) (***)	-	43.35	-	-
Cnova N.V (“Cnova Holanda”) (****)	-	36.09	-	36.09
Cnova Comércio Eletrônico S.A. (”Cnova Comércio Eletrônico”)	-	36.09	-	36.09
E-Hub Consult. Particip. e Com. S.A. (“E – Hub”)	-	36.09	-	36.09
Nova Experiência PontoCom S.A (“Nova Experiência”)	-	36.09	-	36.09
Cdiscount Group S.A.S. (“Cdiscount Group”) (****)	-	36.05	-	36.09
Cnova Finança B.V (“Cnova Finança”) (****)	-	36.09	-	36.09
Cdiscount S.A. (“Cdiscount”) (****)	-	35.92	-	35.87
Financière MSR S.A.S (“Financière”) (****)	-	36.05	-	36.02
Cdiscount Afrique S.A.S (“Cdiscount Afrique”) (****)	-	36.05	-	36.02
CD Africa S.A.S. (“CD Africa”) (****)	-	30.64	-	30.62
Cdiscount International BV The Netherlands (“Cdiscount Internacional”) (****)	-	36.05	-	36.02
C-Distribution Asia Pte. Ltd. Singapore (“C-Distribution Asia”) (**)	-	-	-	21.61
CLatam A.S. Uruguay (“CLatam”) (****)	-	25.23	-	25.21
Cdiscount Colombia S.A.S. (“Cdiscount Colombia”) (****)	-	18.39	-	18.38
C Distribution Thailand Ltd. (“C Distribution Thailand”) (**)	-	-	-	15.13
E-Cavi Ltd Hong Kong (“E-Cavi”) (**)	-	-	-	17.29
Cdiscount Vietnam Co Ltd. (“Cdiscount Vietnam”) (**)	-	-	-	17.29
Cnova France S.A.S. (“CNova France”) (****)	-	36.09	-	36.09
Cdiscount Côte d'Ivoire S.A.S. Ivory Coast (“Cdiscount Côte”) (****)	-	30.64	-	30.62
Cdiscount Sénégal S.A.S. (“Cdiscount Sénégal”) (****)	-	30.64	-	30.62
Cdiscount Panama S.A. (“CDiscount Panama”) (****)	-	25.23	-	25.21
Cdiscount Cameroun S.A.S. (“Cdiscount Cameroun”) (****)	-	30.64	-	30.62
Ecdiscoc Comercializadora S.A.(Cdiscount Ecuador)(****)	-	25.23	-	25.21
Cdiscount Uruguay S.A. (“Cdiscount Uruguay”) (****)	-	25.23	-	25.21
Monconerdeco.com (Cdiscount Moncorner Deco) (“Monconerdeco.com”) (****)	-	27.22	-	27.18
Cdiscount Moncorner (“Cdiscount Moncorner”) (****)	-	35.88	-	35.80
3W S.A.S. (“3W”) (**)	-	35.92	-	35.87
3W Santé S.A.S. (“3W Santé”) (****)	-	35.92	-	33.18
Via Varejo S.A. (“Via Varejo”)	43.35	-	43.35	-

    (*)    See note 1.3.1

     (**)   Subsidiaries sold in 2016 (note 1.3.2 and 1.3.3).

     (***)  Subsidiaries in which balances are recorded as held for sale and discontinued operations (note 1.3.4 and 1.5).

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

3.     Basis of consolidation – Continued

3.1.   Interest in subsidiaries and associates – Continued

	Direct and indirect equity interests - %
	9.30.2016		12.31.2015
Companies	Company	Indirect interest	Company	Indirect interest
Subsidiaries - continued
Indústria de Móveis Bartira Ltda. (“Bartira”)	-	43.35	-	43.35
VVLOG Logistica Ltda. (PontoCred Negócio de Varejo Ltda.) (“VVLOG Logística”)	-	43.35	-	43.35
VVPART Participações S.A. (“VVPART”)	-	43.35	-	-
Globex Adm e Serviços Ltda. (“Globex Adm”)	-	43.35	-	43.35
Lake Niassa Empreend. e Participações Ltda. (“Lake Niassa”)	-	43.35	-	43.35
Globex Adm. Consórcio Ltda. (“Globex Adm. Consórcio”)	-	43.35	-	43.35

Associates
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (“FIC”)	-	41.93	-	41.93
Banco Investcred Unibanco S.A. (“BINV”)	-	21.67	-	21.67
FIC Promotora de Vendas Ltda. (“FIC Promotora”)	-	41.93	-	41.93

In the individual interim financial information, equity interests are calculated considering the percentage held by CBD or by its subsidiaries. In the consolidated interim financial information, the Company fully consolidates all its subsidiaries, keeping noncontrolling interests in a specific line item in shareholders’ equity.

3.2.   Associates

Investments are accounted under the equity method because these associates are entities over which the Company exercises significant influence, but not control, since (a) it is a part of the shareholders’ agreement, appointing certain officers and having veto rights in certain relevant decisions, (b) the power over the operating and financial decisions of BINV and FIC is held by Banco Itaú Unibanco S.A (“Itaú Unibanco”).

FIC’s summarized financial statements are as follows:

	FIC
	9.30.2016	12.31.2015
Current assets	3,644	3,894
Noncurrent assets	48	38
Total assets	3,692	3,932

Current liabilities	2,668	3,070
Noncurrent liabilities	15	15
Shareholders’ equity	1,009	847
Total liabilities and shareholders’ equity	3,692	3,932

Statement of Profit:	9.30.2016	9.30.2015

Revenues	826	823
Operating income	300	291
Net income for the period	162	186

For FIC investment calculation, the special goodwill reserve is deducted from its shareholders’ equity, since it is Itaú Unibanco’s (controlling shareholder) exclusive right.

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

4.     Significant accounting policies

The significant accounting policies adopted by the Company in the preparation of the individual and consolidated interim financial information are consistent with those adopted and disclosed on Note 4 of the financial statements for the year ended December 31, 2015 disclosed on July 27, 2016 and therefore should be read in conjunction with those annual financial statements.

5.      Adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective

The adoption of new standards, amendments to and interpretations of existing standards issued by the IASB and CPC and standards issued but not yet effective are consistent with those adopted and disclosed in note 5 to the financial statements for the year ended December 31, 2015 disclosed on July 27, 2016, and had no significant effect to the Company.

Except for standards “IFRS 15 – Revenue from contracts with customers” and “IFRS 16 – Leases” which impacts are under analisys by Company. There are expected relevant impacts in the financial statements in relation to IFRS 16.

6.      Significant accounting judgments, estimates and assumptions

Judgments, estimates and assumptions

The preparation of the Company’s individual and consolidated interim financial information requires Management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period; however, uncertainties about these assumptions and estimates may result in outcomes that require adjustments to the carrying amount of the affected asset or liability in future periods.

The significant assumptions and estimates for interim financial information for the nine-month period ended September 30, 2016 were the same as those adopted in the individual and consolidated financial statements for the year ended December 31, 2015 dated July 27, 2016 and therefore should be read in conjunction.

7.      Cash and cash equivalents

The detailed information on cash and cash equivalents was presented in the annual financial statements for 2015, in note 7.

		Parent Company		Consolidated
	Rate	9.30.2016	12.31.2015	9.30.2016	12.31.2015

Cash and banks - Brazil		88	171	178	409
Cash and banks - Abroad	(*)	42	-	66	131
Financial investments - Brazil	(**)	1,286	2,076	3,141	10,446
Financial investments - Abroad	1%p.a	-	-	-	29
		1,416	2,247	3,385	11,015

(*) Refers to cash and banks  deposited in american dollars in United States of America

(**) Financial investments as at September 30, 2016 refer substantially to repurchase agreements, paid a weighted average rate equivalent to 100.38% of the Interbank Deposit Certificate (“CDI”) and redeemable in terms of less than 90 days as of investment date.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

8.      Trade receivables

The detailed information on trade receivables was presented in the annual financial statements for 2015, in note 8.

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015

Credit card companies	335	94	1,802	664
Sales vouchers	67	80	193	189
Consumer finance - CDCI	-	-	1,813	1,877
Private label credit card	-	-	94	355
Receivables from related parties (note 12.2)	25	35	25	35
Present value adjustment	37	59	-	66
Estimated loss on doubtful accounts (note 8.1)	(1)	-	(310)	(379)
Receivables from suppliers	56	119	79	164
Extended warranties	-	-	157	211
Other trade receivables	-	-	54	28
Current	519	387	3,907	3,210

Credit card companies	-	-	22	-
Consumer finance – CDCI	-	-	143	111
Estimated losses on doubtful accounts (note 8.1)	-	-	(18)	(13)
Noncurrent	-	-	147	98
	519	387	4,054	3,308

8.1.   Estimated losses on doubtful accounts

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015

At the beginning of the period	(1)	-	(392)	(354)
Loss/reversal in the period	-	-	(438)	(429)
Write-off of receivables	-	-	421	423
Reclassification to held for sales (note 1.5)	-	-	67	-
Exchange rate changes	-	-	14	(34)
At the end of the period	(1)	-	(328)	(394)

Current	(1)	-	(310)	(384)
Noncurrent	-	-	(18)	(10)

Below is the aging list of consolidated gross receivables, by maturity period:

			Past-due receivables - Consolidated
	Total	Due	<30 days	30-60 days	61-90 days	>90 days

9.30.2016	4,382	4,081	139	62	35	65
12.31.2015	3,700	3,252	133	82	52	181

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

9.       Other receivables

The detailed information on other receivables was presented in the annual financial statements for 2015, in note 9.

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015

Receivables from sale of fixed assets	14	20	30	38
Supplier receivables	-	-	51	21
Rental advances	7	11	7	11
Amounts to be reimbursed	14	20	42	54
Accounts receivable insurance	12	17	12	17
Freight Reimbursement	-	-	26	44
Rental receivable	65	68	66	86
Receivable from Paes Mendonça	-	-	532	532
Receivable from sale of companies	62	52	62	105
Other	3	12	43	92
	177	200	871	1,000

Current	107	133	242	375
Noncurrent	70	67	629	625

Accounts receivable from Paes Mendonça are related to amounts deriving from the payment of third-party liabilities by the subsidiaries, Novasoc and Sendas. Pursuant to contractual provisions, these accounts receivable are guaranteed by commercial lease rights (“Commercial rights”) of certain stores currently operated by the Company, Novasoc, Sendas and Xantocarpa. The maturity of the accounts receivable is linked to the lease agreements, which is currently under the tacit renewal under the same conditions previously agreed and were maintained in noncurrent assets due to the possibility of converting them into commercial rights of leased stores.

10.    Inventories

The detailed information on inventories was presented in the annual financial statements for 2015, in note 10.

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015

Stores	1,893	1,703	4,420	4,323
Distribution centers	1,182	1,139	3,515	4,627
Real estate inventories under construction (a)	-	-	77	165
Estimated losses on obsolescence and breakage (note 10.1)	(37)	(14)	(148)	(150)
	3,038	2,828	7,864	8,965

(a)   The Company delivered apartment units of projects Carpe Diem and Thera with net income of R$3.

10.1. Estimated losses on obsolescence and breakage

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015

At the beginning of the period	(14)	(10)	(150)	(91)
Additions	(36)	(5)	(130)	(48)
Write-offs / reversal	13	6	111	53
Exchange rate changes	-	-	2	(2)
Reclassification to held for sales (note 1.5)	-	-	19	-
At the end of the period	(37)	(9)	(148)	(88)

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Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

11.    Recoverable taxes

The detailed information on recoverable taxes was presented in the annual financial statements for 2015, in note 11.

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015
Current
State value-added tax on sales and services – ICMS (note 11.1)	104	78	630	481
Social Integration Program/Contribution for Social Security Financing-PIS/COFINS	296	224	680	372
Income tax on Financial investments	18	22	24	32
Income tax and Social Contribution	51	15	75	34
Social Security Contribution - INSS	21	17	37	21
Value-Added Tax - France	-	-	-	65
Other	3	1	117	75
Total current	493	357	1,563	1,080

Noncurrent
ICMS (note 11.1)	321	412	2,046	2,256
PIS/COFINS	-	-	4	5
Social Security Contribution- INSS	172	122	197	206
Total noncurrent	493	534	2,247	2,467
Total	986	891	3,810	3,547

The Company takes extemporaneous credits of taxes, every time legal documentary and factual understanding of such credits are group to allow their recognition, including the estimation of realization. Such credits are recognized as a reduction of cost of goods sold. In 2016, there was an amount related to the extemporaneous PIS/COFINS credits related to inputs and costs inherent to the activity of the Company in the amount of R$741, recorded in the Company and in the subsidiaries Via Varejo and Sendas. The elements supporting the record and utilization of such credits were obtained during the nine-month period of 2016.

11.1.      ICMS is expected to be realized as follows:

In	Parent Company	Consolidated
2016	36	144
2017	120	626
2018	82	398
2019	49	400
2020	35	388
After 2021	103	720

	425	2,676

For the ICMS tax credits, management, based on technical feasibility studies, based on growth projections and related tax payments in the normal course of the operations, understand be viable the future compensation. The studies mentioned are prepared periodically based on information extracted from Strategic Planning report, previously approved by the Board of Directors of the Company. For the accounting information as of September 30, 2016, management has monitoring controls over the progress of the plan annually established, revaluating and including eventual new elements that contribute to the realization of the balance.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.  Related parties

12.1.Management and Board of Directors compensation

The expenses related to management compensation (officers appointed pursuant to the Bylaws including members of the Board of Directors and the related support committees) and Fiscal Council recorded in the Company’s Statement of Profit and Loss for the period ended September 30, were as follows:

	Base salary		Variable compensation		Stock option plan		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Board of directors (*)	4	3	-	-	-	-	4	3
Executive officers	17	18	24	18	7	4	48	40
	21	21	24	18	7	4	52	43

(*) The compensation of the Board of Directors advisory committees (Human Resources and Compensation, Audit, Finance, Sustainable Development and Corporate Governance) is included in this line.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties.

The detailed information on related parties was presented in the annual financial statements for 2015, in note 12.

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Controlling shareholders
Casino	-	-	-	-	2	3	32	5	-	-	-	-	(61)	(68)
Wilkes Participações	-	-	-	-	-	-	-	-	-	-	-	-	-	(1)
Euris	-	-	-	-	-	-	2	3	-	-	-	-	(4)	(5)
Helicco Participações Ltda.	-	-	-	-	-	-	2	-	-	-	-	-	(1)	-
Subsidiaries
Novasoc Comercial	-	-	194	382	-	-	-	-	-	-	-	-	1	1
Sé Supermecados	-	-	-	-	-	-	-	-	-	348	-	4	-	18
Sendas Distribuidora (a)	2	56	120	612	-	46	3	-	104	259	89	176	38	84
Via Varejo	35	3	-	-	1	2	197	146	-	-	-	-	(39)	(76)
VVLOG Logística Ltda.	-	-	-	-	-	-	2	1	-	-	-	-	(1)	-
Cnova Comércio Eletrônico	-	-	54	22	-	-	-	-	-	-	-	-	64	-
Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	-	-	33
Xantocarpa	-	-	-	15	-	1	-	-	-	-	-	-	-	-
GPA M&P	-	-	-	-	-	-	2	1	-	-	-	-	-	-
GPA Logistica	-	-	22	23	14	20	3	-	-	-	-	-	-	-
Posto Duque - Salim Maluf	-	-	-	6	-	-	-	-	-	-	-	-	-	-
Posto GPA - Santo André	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA – Império	-	-	-	4	-	-	-	-	-	-	-	-	-	-
Posto Duque – Lapa	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Posto GPA – Ciara	-	-	-	2	-	-	-	-	-	-	-	-	-	-
Bellamar	-	-	-	-	-	-	108	108	-	-	-	-	-	-
Others	-	-	2	-	-	-	4	2	-	-	-	-	-	-
Subtotal	37	59	392	1,070	17	72	355	266	104	607	89	180	(3)	(14)

(a)   The part of Sendas was incorporated in the CBD, eliminating the balance, according to note 1.3.1.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties - Continued

	Parent company
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Sales		Purchases		Revenues (expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Associates
FIC	-	-	6	-	6	7	-	1	-	-	-	-	34	28
Other related parties														-
Administradores da Nova Pontocom	-	-	-	-	-	-	-	-	-	-	-	-	-	3
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	-	-	-	-	(5)
Greenyellow do Brasil Energia e Serviços Ltda ("Greenyellow") (i)	-	-	-	-	-	-	136	-	-	-	-	-	(16)	2
Others	-	-	1	6	-	1	-	1	-	-	-	-	(1)	(3)
Subtotal	-	-	7	6	6	8	136	2	-	-	-	-	17	25
Total	37	59	399	1,076	23	80	491	268	104	607	89	180	14	11

(i)   Refers to acquisition of products and services to provide energy efficiency to the Company.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

12.    Related parties – Continued

12.2.   Balances and transactions with related parties – Continued

	Consolidated
	Balances								Transactions
	Trade receivables		Other assets		Trade payables		Other liabilities		Revenues (Expenses)
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Controlling shareholder
Casino	-	8	-	-	-	23	32	86	(61)	(69)
Distribution Casino France	-	32	-	-	-	28	-	-	-	(1)
Euris	-	-	-	-	-	-	2	2	(4)	(5)
Hellico	-	-	-	-	-	-	1	-	(1)	-
Exito	-	2	-	-	-	24	-	-	-	-
Casino subsidiaries (i))				-
Casino France - Cash Pool	-	-	-	-	-	-	-	-	-	-
Casino Finance International S.A. ("Polca Emprestimos") (ii)	-	-	-	-	-	-	-	364	-	-
C´est chez vous Societé em Nom Collectif	-	7	-	-	-	37	-	-	-	-
EMC Distribuition Societé par Actions Simplifiée	-	-	-	-	-	43	-	-	-	-
Big C Supercenter S.A	-	2	-	-	-	2	-	39	-	-
Easydis Societé par Actions Simplifiée	-	-	-	-	-	58	-	-	-	-
Franprix-Leader Price Holding S.A	-	12	-	-	-	6	-	-	-	-
Outros	-	3	-	-	-	4	-	69	-	-
Associates
FIC	-	-	15	10	6	9	-	3	22	19
Other related parties
Casas Bahia Comercial Ltda	-	-	329	291	-	-	-	-	(202)	(198)
Management Nova Pontocom	-	-	-	-	-	-	-	-	-	3
Instituto Grupo Pão de Açúcar	-	-	-	-	-	-	-	-	-	(5)
Viaw Consultoria Ltda	-	-	-	-	-	-	-	-	(1)	(2)
Greenyellow do Brasil Energia e Serviços Ltda.	-	-	-	-	-	-	136	-	(16)	3
Others	-	-	1	8	-	1	-	-	(1)	(14)
Total	-	66	345	309	6	235	171	563	(264)	(269)

(i)   Subsidiaries of Casino group

(ii)  Polca: Casino Group entity that has a cash centralization agreement, in Euro, with Cdiscount Group entities. This balance yields EONIA (Euro Overnight Index Average), plus 0.5% per annum.

(iii) Refers to acquisition of products and services to provide energy efficiency to the Company.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments

The detailed information on investments was presented in the annual financial statements for 2015, in note 13.

13.1.   Breakdown of investments

	Parent Company
	Sendas	Novasoc	Via Varejo	NCB (*)	CBD Luxco (****)	Barcelona	Bellamar	GPA M&P	Others	Total (***)
Balances at 12.31.2015	1,349	174	1,844	501	(276)	770	367	120	24	4,873
Share of profit(loss) of subsidiaries and associates	113	(7)	(74)	(5)	(245)	29	58	5	(2)	(128)
Dividends	-	-	-	-	-	-	-	(33)	-	(33)
Stock option	2	-	3	-	-	1	-	-	-	6
Merger (note 1.3.1 (ii))	800	-	-	-	-	(800)	-	-	-	-
Spin-off (note 1.3.1 (ii))	(2)	-	-	-	-	-	-	-	-	(2)
Write-off (note 1.3.3)	-	-	-	-	-	-	-	-	6	6
Other transactions (**)	-	-	24	-	70	-	-	-	-	94
Reclassification Held for Sale (see note 1.5)	-	-	-	-	6	-	-	-	-	6
Balances at 9.30.2016	2,262	167	1,797	496	(445)	-	425	92	28	4,822

(*) In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information and other comprehensive income in the case of Luxco.

(***) Includes the effect of loss on equity in Luxco, in the amount of R$445 (R$276 on December 31, 2015). The negative shareholders equity balance of the subsidiary is recorded as liabilities in the balance sheet.

(****) CBD Luxco was originated from Luxco spin-off (note 1.3.4)

	Parent Company
	Sé	Sendas	Novasoc	Via Varejo	Nova Pontocom (**)	NCB (*)	Luxco	Barcelona	Bellamar	GPA M&P	Others	Total
Balances at 12.31.2014	2,806	1,709	144	1,862	83	507	6	690	286	178	17	8,288
Share of profit(loss) of subsidiaries and associates	17	92	(5)	81	(105)	(9)	-	44	61	10	5	191
Dividends	-	(503)	-	-	-	-	-	-	-	(76)	-	(579)
Stock option	-	-	-	3	-	-	-	3	-	1	-	7
Other transactions (**)	-	-	-	(24)	(60)	-	-	-	-	-	(3)	(87)
Balances at 9.30.2015	2,823	1,298	139	1,922	(82)	498	6	737	347	113	19	7,820

(*) In NCB case, the investment amount refers to the effects of the fair value measurements of the business combination. For Via Varejo, the fair value effects were considered together with the accounting investment held in this subsidiary.

(**) Includes the effects of the exchange rate changes on translation of the foreign subsidiaries’ financial information and other comprehensive income in the case of Luxco.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

13.    Investments – Continued

13.1.   Breakdown of investments – Continued

	Consolidated
	FIC	BINV	Outros	Total
Balances at 12.31.2015	361	20	1	382
Share of profit (loss) of subsidiaries and associates	82	(1)	-	81
Balances at 9.30.2016	443	19	1	463

	FIC	BINV	Outros	Total
Balances at 12.31.2014	373	21	7	401
Share of profit (loss) of subsidiaries and associates	85	(1)	-	84
Write-off	-	-	(7)	(7)
Exchange rate changes	-	-	1	1
Balances at 9.30.2015	458	20	1	479

14.    Property and equipment

	Parent Company
	Balance at 12.31.2015	Additions	Depreciation	Write-offs	Merger (*)	Transfers	Balance at 9.30.2016
Land	1,272	-	-	(1)	-	15	1,286
Buildings	1,799	3	(42)	(4)	18	(104)	1,670
Leasehold improvements	1,858	13	(125)	(19)	301	208	2,236
Machinery and equipment	892	110	(119)	(17)	150	3	1,019
Facilities	179	15	(16)	(2)	37	3	216
Furniture and fixtures	375	22	(42)	(3)	52	2	406
Vehicles	3	-	(1)	(1)	1	-	2
Construction in progress	73	291	2	(7)	9	(123)	245
Other	50	8	(10)	(3)	6	(4)	47
Total	6,501	462	(353)	(57)	574	-	7,127

Finance lease
IT equipment	7	-	(3)	-	-	-	4
Buildings	17	-	-	-	-	-	17
	24	-	(3)	-	-	-	21
Total	6,525	462	(356)	(57)	574	-	7,148

(*) See note 1.3.3 (iii)

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Parent Company
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Balance at 9.30.2015
Land	1,213	9	-	(7)	5	1,220
Buildings	1,853	3	(45)	(1)	-	1,810
Leasehold improvements	1,635	7	(97)	(14)	207	1,738
Machinery and equipment	806	158	(108)	(8)	-	848
Facilities	161	10	(13)	(1)	7	164
Furniture and fixtures	312	71	(35)	(2)	1	347
Vehicles	17	4	(2)	(16)	-	3
Construction in progress	65	232	-	-	(224)	73
Other	38	19	(11)	-	-	46
Total	6,100	513	(311)	(49)	(4)	6,249

Finance lease
IT equipment	7	5	(3)	-	-	9
Buildings	18	-	(1)	-	-	17
	25	5	(4)	-	-	26
Total	6,125	518	(315)	(49)	(4)	6,275

	Parent Company
	Balance at 9.30.2016			Balance at 12.31.2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,286	-	1,286	1,272	-	1,272
Buildings	2,619	(949)	1,670	2,759	(960)	1,799
Leasehold improvements	3,667	(1,431)	2,236	3,208	(1,350)	1,858
Machinery and equipment	2,285	(1,266)	1,019	2,005	(1,113)	892
Facilities	482	(266)	216	410	(231)	179
Furniture and fixtures	956	(550)	406	823	(448)	375
Vehicles	7	(5)	2	10	(7)	3
Construction in progress	245	-	245	73	-	73
Other	125	(78)	47	131	(81)	50
	11,672	(4,545)	7,127	10,691	(4,190)	6,501

Finance lease
IT equipment	37	(33)	4	38	(31)	7
Buildings	41	(24)	17	34	(17)	17
	78	(57)	21	72	(48)	24
Total	11,750	(4,602)	7,148	10,763	(4,238)	6,525

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment - Continued

	Consolidated
	Balance at 12.31.2015	Additions	Deprecia-tion	Deconsoli-dation (*)	Write-offs	Transfers	Reclassifi-cation to Held For Sale (**)	Exchange variation	Balance at 9.30.2016
Land	1,464	-	-	-	(1)	28	-	-	1,491
Buildings	2,023	27	(46)	-	(6)	(128)	-	-	1,870
Leasehold improvements	3,675	133	(205)	(2)	(43)	355	-	-	3,913
Machinery and equipment	1,676	203	(214)	(1)	(21)	21	(4)	-	1,660
Facilities	422	43	(34)	(1)	(5)	12	(22)	(4)	411
Furniture and fixtures	701	53	(69)	-	(4)	11	(15)	(2)	675
Vehicles	75	-	(4)	-	(9)	-	-	-	62
Construction in progress	172	508	(2)	-	(11)	(287)	(1)	(1)	378
Other	97	23	(23)	-	(5)	(6)	-	-	86
Total	10,305	990	(597)	(4)	(105)	6	(42)	(7)	10,546

Finance lease
Equipment	13	-	(1)	-	(2)	-	-	-	10
IT equipment	31	1	(12)	-	-	-	-	-	20
Facilities	1	-	-	-	-	-	-	-	1
Furniture and fixtures	6	-	-	-	-	-	-	-	6
Buildings	21	-	(1)	-	-	-	-	-	20
	72	1	(14)	-	(2)	-	-	-	57
Total	10,377	991	(611)	(4)	(107)	6	(42)	(7)	10,603

(*) See note 1.3.

(**) See note 1.5.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment

	Consolidated
	Balance at 12.31.2014	Additions	Depreciation	Write-offs	Transfers	Exchange rate changes	Balance at 09.30.2015
Land	1,449	9	-	(7)	6	-	1,457
Buildings	2,047	27	(50)	(1)	-	-	2,023
Leasehold improvements	3,182	212	(176)	(27)	356	-	3,547
Machinery and equipment	1,605	276	(227)	(10)	20	2	1,666
Facilities	381	43	(32)	(1)	16	6	413
Furniture and fixtures	601	130	(66)	(5)	9	5	674
Vehicles	121	7	(9)	(33)	-	-	86
Construction in progress	166	403	-	(2)	(409)	1	159
Other	73	41	(22)	(2)	(1)	(1)	88
Total	9,625	1,148	(582)	(88)	(3)	13	10,113

Finance lease
Equipment	16	-	(2)	-	-	-	14
IT equipment	26	24	(15)	-	1	-	36
Facilities	1	-	-	-	-	-	1
Furniture and fixtures	7	-	(1)	-	-	-	6
Vehicles	1	-	-	(1)	-	-	-
Buildings	23	-	(1)	-	-	-	22
	74	24	(19)	(1)	1	-	79
Total	9,699	1,172	(601)	(89)	(2)	13	10,192

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

	Consolidated
	Balance at 9.30.2016			Balance at 12.31.2015
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	1,491	-	1,491	1,464	-	1,464
Buildings	2,847	(977)	1,870	3,036	(1,013)	2,023
Leasehold improvements	5,741	(1,828)	3,913	5,548	(1,873)	3,675
Machinery and equipment	3,458	(1,798)	1,660	3,454	(1,778)	1,676
Facilities	782	(371)	411	799	(377)	422
Furniture and fixtures	1,332	(657)	675	1,349	(648)	701
Vehicles	93	(31)	62	111	(36)	75
Construction in progress	378	-	378	172	-	172
Other	203	(117)	86	227	(130)	97
	16,325	(5,779)	10,546	16,160	(5,855)	10,305

Finance lease
Equipment	30	(20)	10	36	(23)	13
IT equipment	200	(180)	20	199	(168)	31
Facilities	1	-	1	2	(1)	1
Furniture and fixtures	15	(9)	6	15	(9)	6
Buildings	43	(23)	20	43	(22)	21
	289	(232)	57	295	(223)	72
Total	16,614	(6,011)	10,603	16,455	(6,078)	10,377

14.1.   Capitalized borrowing costs

The consolidated borrowing costs for the nine-month period ended September 30, 2016 were R$9 (R$15 for the nine-month period ended September 30, 2015). The rate used to determine the borrowing costs eligible for capitalization was 105.73% of the CDI (104.76 % of the CDI for the period ended September 30, 2015), corresponding to the effective interest rate on the Company’s borrowings.

14.2.   Additions to property and equipment

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015

Additions	462	518	991	1,172
Finance lease	-	(5)	(1)	(24)
Capitalized interest	(5)	(6)	(9)	(15)
Property and equipment financing - Additions	(431)	(450)	(616)	(558)
Property and equipment financing - Payments	317	479	485	595
Total	343	536	850	1,170

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

14.    Property and equipment – Continued

14.3.   Other information

As at September 30, 2016, the Company and its subsidiaries recorded in cost of goods sold and services sold, the amount of R$37 (R$33 as at September 30, 2015) in parent company and R$84 (R$97 as at September 30, 2015) in consolidated related to the depreciation of its fleet of trucks, machinery, buildings and facilities of its distribution centers.

The Company monitored the plan for impairment test performed on December 31, 2015 and despite of not reaching the plan, the analysis were renewed and there was no need of recording a provision for impairment.

15.    Intangible assets

The detailed information on intangible assets was presented in the annual financial statements for 2015, in note 15.

	Parent company
	Balance at 12.31.2015	Additions	Amortization	Transfer	Balance at 9.30.2016
Goodwill - home appliances	179	-	-	-	179
Goodwill - retail	503	-	-	-	503
Commercial rigths - retail	46	-	-	-	46
Software and implementation	583	58	(64)	(92)	485
Software -capital leasing	9	88	(17)	92	172
Total	1,320	146	(81)	-	1,385

	Parent company
	Balance at 12.31.2014	Additions	Amortization	Balance at 9.30.2015
Goodwill - home appliances	179	-	-	179
Goodwill - retail	394	-	-	394
Commercial rigths - retail	43	-	-	43
Software and implementation	579	84	(74)	589
Software - capital leasing	-	10	-	10
Total	1,195	94	(74)	1,215

	Balance at 9.30.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

	179	-	179	179	-	179
Goodwill - home appliances	1,361	(858)	503	1,361	(858)	503
Goodwill - retail	46	-	46	46	-	46
Commercial rights - retail	856	(371)	485	1,046	(463)	583
Software and implementation	348	(176)	172	9	-	9
Software - capital leasing	2,790	(1,405)	1,385	2,641	(1,321)	1,320

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Consolidated
	Balance at 12.31.2015	Additions	Amortization	Write-Off	Transfers	Corporate restructuring (*)	Exchange rate changes	Balance at 9.30.2016
Goodwill - cash and carry	362	-	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	-	747
Goodwill - e-commerce	243	-	-	-	-	(204)	(39)	-
Brand - cash and carry	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	2,061
Brand - e-commerce	21	1	-	(4)	-	(15)	(3)	-
Commercial rights - home appliances	570	-	(2)	-	6	-	-	574
Commercial rights - retail	46	-	-	-	-	-	-	46
Commercial rights - cash and carry	34	-	-	-	-	-	-	34
Costumer relationship - home appliances	-	-	-	-	-	-	-	-
Lease agreement – under advantageous condition -NCB	70	-	(11)	-	-	-	-	59
Contractual rights	148	-	(23)	-	-	-	-	125
Software	1,127	154	(164)	(70)	(30)	(156)	(33)	828
Softwares capital leasing	89	88	(15)	-	82	-	-	244
Others	66	64	-	(3)	(57)	(59)	(11)	-
Total	6,543	307	(215)	(77)	1	(434)	(86)	6,039

 (*) See note 1.5.

	Consolidated
	Balance at 12.31.2014	Additions	Amortization	Write-off	Transfers	Corporate restructuring	Exchange rate changes	Balance at 9.30.2015
Goodwill - cash and carry	362	-	-	-	-	-	-	362
Goodwill - home appliances	920	-	-	-	-	-	-	920
Goodwill - retail	747	-	-	-	-	-	-	747
Goodwill - e-commerce	254	-	-	-	(3)	(96)	97	252
Brand - cash and carry	39	-	-	-	-	-	-	39
Brand - home appliances	2,061	-	-	-	-	-	-	2,061
Brand - e-commerce	30	1	-	-	1	(22)	11	21
Commercial rights - home appliances	574	-	(4)	-	-	-	-	570
Commercial rights - retail	46	-	-	-	-	-	1	47
Commercial rights - cash and carry	34	-	-	-	-	-	-	34
Costumer relationship – home appliances	2	-	(1)	-	-	-	(1)	-
Lease agreement – under advantageous condition – NCB	97	-	(21)	-	-	-	-	76
Contractual Rights	179	-	(23)	-	-	-	-	156
Software	965	214	(158)	(33)	57	-	65	1,110
Software capital leasing	91	10	(8)	-	-	-	-	93
Other	47	87	(2)	-	(57)	(8)	26	93
Total	6,448	312	(217)	(33)	(2)	(126)	199	6,581

.

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

15.    Intangible assets – Continued

	Balance at 9.30.2016			Balance at 12.31.2015
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net

Goodwill - cash and carry (note 15.1)	371	(9)	362	371	(9)	362
Goodwill - home appliances (note 15.1)	920	-	920	920	-	920
Goodwill - retail (note 15.1)	1,848	(1,101)	747	1,848	(1,101)	747
Goodwill - e-commerce (note 15.1)	-	-	-	243	-	243
Brand - cash and carry (note 15.2)	39	-	39	39	-	39
Brand - home appliances (note 15.2)	2,061	-	2,061	2,061		2,061
Brand - e-commerce (note 15.2)	-	-	-	21	-	21
Commercial rights - home appliances	640	(66)	574	637	(67)	570
Commercial rights - retail	46	-	46	46	-	46
Commercial rights - cash and carry	34	-	34	34	-	34
Costumer relationship - home appliances	34	(34)	-	35	(35)	-
Lease agreement under advantageous condition - NCB	293	(234)	59	290	(220)	70
Contractual Rights	187	(62)	125	187	(39)	148
Software	1,385	(557)	828	1,932	(805)	1,127
Software capital leasing	462	(218)	244	122	(33)	89
Other	-	-	-	81	(15)	66
Total	8,320	(2,281)	6,039	8,867	(2,324)	6,543

15.1.   Impairment testing of goodwill and intangible assets

Goodwill and intangible assets were tested for impairment as at December 31, 2015 according to the method described in note 4 - Significant accounting policies, in the financial statements for the year ended December 31, 2015 released on July 27, 2016.

The Company monitored the plan for impairment test performed on December 31, 2015 and there were no significant discrepancies indicating loss or need to perform a new impairment test on September 30, 2016.

15.2.   Additions to intangible assets

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015

Additions	146	94	307	310
Finance lease	(88)	(9)	(88)	(10)
Others accounts payables	-	-	-	11
Intangible assets financing - Additions	-	(3)	-	(3)
Intangible assets financing - Payments	2	6	2	6
Total	60	88	221	314

16.    Trade payables

The detailed information on trade payables was presented in the annual financial statements for 2015, in note 16.

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015

Product suppliers	3,334	4,446	8,673	15,590
Service suppliers	196	142	612	772
Rebates	(457)	(485)	(765)	(854)
	3,073	4,103	8,520	15,508

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing

The detailed information on borrowings and financing was presented in the annual financial statements for 2015, in note 17.

17.1.Debt breakdown

		Parent Company		Consolidated
Weighted average rate		9.30.2016	12.31.2015	9.30.2016	12.31.2015

Current
Debentures and promissory note
Debentures, net (note 17.4)		6	38	6	38
Promissory note, net		512	-	512	-
		518	38	518	38
Borrowings and financing
Local currency
BNDES	TJLP + 3.60 p.a	21	82	21	82
BNDES	3.49% p.a.	3	9	16	16
IBM	CDI - 0.71% p.a.	-	-	30	27
Working capital	108.43% of CDI	840	111	1,088	111
Working capital	15.55% p.a.	-	-	2,461	2,308
Working capital	TR + 9.80% p.a.	2	1	11	5
Sale of receivables	109% of CDI	-	-	18	4
Finance lease (note 23)		40	30	56	44
Swap contracts (note 17.7)	101.48% of CDI	-	-	(2)	-
Borrowing cost		(1)	(1)	(3)	(2)
		905	232	3,696	2,595
Foreign currency
Working capital (i)	USD + 2.63% p.a.	1,559	856	2,717	1,655
Swap contracts (note 17.7)	EURO + 1.60% p.a.	1	1	1	1
Borrowing cost	105.17% of CDI	1	(299)	61	(475)
		1,561	558	2,779	1,181
Total current		2,984	828	6,993	3,814

		Parent Company		Consolidated
	Weighted average rate	9.30.2016	12.31.2015	9.30.2016	12.31.2015
Noncurrent
Debentures and promissory note
Debentures, net (note 17.4)		898	897	898	897
		898	897	898	897
Borrowings and financing
Local currency
BNDES	3.37% p.a.	8	9	43	51
IBM	CDI - 0.71% p.a.	-	-	45	68
Working capital	15.55% p.a.	-	-	227	167
Working capital	105.14% of CDI	250	980	250	1,131
Working capital	TR + 9.80% p.a.	21	20	125	126
Finance lease (note 23)		171	117	259	220
Swap contracts (note 17.7)	101.48% of CDI	(1)	-	(3)	2
Borrowing cost		(3)	(3)	(5)	(7)
		446	1,123	941	1,758
Foreign currency
Working capital	USD + 2.41% p.a.	326	1,236	325	1,549
Working capital	EURO + 1.60%p.a.	184	207	184	207
Swap contracts (note 17.7)	101.26% of CDI	27	(186)	28	(247)
		537	1,257	537	1,509
Total noncurrent		1,881	3,277	2,376	4,164
Total loans and borrowings		4,865	4,105	9,369	7,978

(FREE  TRANSLATION  INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing - continued

17.2.Changes in borrowings and financing

	Parent Company	Consolidated
At December 31, 2015	4,105	7,978
Additions - working capital	1,398	5,422
Additions - finance lease	88	91
Accrued interest	306	636
Accrued swap	600	926
Mark-to-market	(31)	(40)
Monetary and exchange rate changes	(430)	(660)
Borrowing cost	3	3
Interest paid	(238)	(511)
Payments	(879)	(4,386)
Swap paid	(62)	(90)
Merger	5	-
At September 30, 2016	4,865	9,369

	Parent Company	Consolidated
At December 31, 2014	5,526	9,728
Additions – working capital	740	4,624
Additions – finance lease	14	35
Accrued interest	404	726
Accrued swap	(432)	(667)
Mark-to-market	(3)	(3)
Monetary and exchange rate changes	508	795
Borrowing cost	4	1
Interest paid	(413)	(768)
Payments	(1,373)	(5,768)
Swap paid	(51)	(67)
At September 30, 2015	4,924	8,636

17.3.Maturity schedule of borrowings and financing recorded in noncurrent liabilities on September 30, 2016.

Year	Parent Company	Consolidated
Up to 2 years	942	1,118
2 to 3 years	831	966
3 to 5 years	46	109
After 5 years	66	191
Subtotal	1,885	2,384

Borrowing costs	(4)	(8)
Total	1,881	2,376

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.4.Debentures and promissory note

				Date				Parent Company		Consolidated
	Type	Issue Amount	Outstandind debentures and promissory note	Issue	Maturity	Annual financial charges	Unit price	9.30.2016	12.31.2015	9.30.2016	12.31.2015
Parent Company
12th Issue – CBD	No preference	900,000	900,000	9/12/14	9/12/19	107.00% of CDI	1,008	907	939	907	939
2nd issue - promissory note - CBD	No preference	500,000	200	8/1/16	1/30/17	108.00% of CDI	2,561,638	512	-	512	-

Borrowing cost								(3)	(4)	(3)	(4)
Parent Company / Consolidated - current and noncurrent								1,416	935	1,416	935

Current liabilities								518	38	518	38
Noncurrent liabilities								898	897	898	897

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

17.    Borrowings and financing – Continued

17.5.     Borrowings in foreign currencies

On September 30, 2016 GPA had loans in foreign currencies (dollar and euro) to strengthen its working capital, maintain its cash strategy, lengthen its debt profile and make investments, being the last due date in October, 2018

17.6.     Guarantees

The Company signed promissory notes for some borrowings agreements.

17.7.     Swap contracts

The Company uses swap transactions for 100% of its borrowings denominated in US dollars and fixed interest rates, exchanging these obligations for Real linked to CDI (floating) interest rates. These contracts have a total debt term and protect the interest and the principal and are signed, with the same due dates and with same counterparty. The weighted average annual rate of CDI as of September 2016 was 14.13% (12.58% at September 30, 2015).

17.8.     Financial indexes

In connection with the debentures and part of the transactions in borrowings in foreign currencies, GPA is required to maintain certain debt financial covenants. These ratios are calculated based on consolidated financial statements of the Company prepared in accordance with accounting practices adopted in Brazil, in the respective issuing Company as follows: (i) net debt (debt minus cash and cash equivalents and trade accounts receivable) not greater than equity and (ii) consolidated net debt/EBITDA ratio lower than or equal to 3.25. At September 30, 2016, GPA complied with these ratios.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments

The detailed information on financial instruments was presented in the annual financial statements for 2015, in note 18.

The main financial instruments and their carrying amounts in the interim financial information, by category, are as follows:

	Parent Company		Consolidated
	Carrying amount		Carrying amount
	9.30.2016	12.31.2015	9.30.2016	12.31.2015
Financial assets:
Loans and receivables (including cash)
Cash and cash equivalents	1,416	2,247	3,385	11,015
Trade receivables and other receivables	696	587	4,925	4,308
Related parties - assets (*)	399	1,076	345	309
Financial liabilities:
Other financial liabilities - amortized cost
Related parties -liabilities (*)	(491)	(268)	(171)	(563)
Trade payables	(3,073)	(4,103)	(8,520)	(15,508)
Financing for purchase of assets	(50)	(104)	(140)	(118)
Acquisition of non-controlling interest	-	-	(7)	(104)
Debentures	(1,416)	(935)	(1,416)	(935)
Borrowings and financing	(1,330)	(1,355)	(4,507)	(4,222)
Suppliers - structured program	-	-	(341)	(1,055)
Fair value through profit or loss
Loans and financing, including derivatives	(2,119)	(1,815)	(3,446)	(2,821)
Net exposure	(5,968)	(4,670)	(9,893)	(9,694)

 (*)    Transactions with related parties refer mainly to transactions between the Company and its subsidiaries and other related entities and were substantially accounted for in accordance with the prices, terms and conditions agreed between the parties.

The fair value of other financial instruments detailed in table above approximates the carrying amount based on the existing terms and conditions. The financial instruments measured at amortized cost, the related fair values of which differ from the carrying amounts, are disclosed in note 18.3.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.       Considerations on risk factors that may affect the business of the Company and its subsidiaries:

(i)      Capital risk management

The main objective of the Company’s capital management is to ensure that the Company sustains its credit rating and a well-defined equity ratio, in order to support businesses and maximize shareholder value. The Company manages the capital structure and makes adjustments taking into account changes in the economic conditions.

There were no changes as to objectives, policies or processes during the period ended September 30, 2016.

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015
Cash and cash equivalents	1,416	2,247	3,385	11,015
Suppliers – structured program(**)	-	-	(341)	(1,055)
Borrowings and financing	(4,865)	(4,105)	(9,369)	(7,978)
Other liabilities with related parties (note 12.2) (*)	-	-	-	(364)

(*) Represent loans of CDiscount with Casino Finance International S.A. (“Polca”), reclassified to liability related to non current asset held for sale and discontinued operations on September 30, 2016, as per note 1.5.

(**) Suppliers – structured program refers to financial liabilities with suppliers which due dates were extended during nine-month period ended September 30, 2016 and the year endend as of December 31, 2015. Due to characteristics of commercial negotiations between suppliers and the Company, these financial liabilities were included in programs with banks, utilizing Company’s credit lines, with implied financial cost of 107.95% of CDI (108.4% in December 31, 2015). The Company understands that this transaction has specific nature and classifies separately from the caption Suppliers – structured program.

(ii)     Liquidity risk management

The Company manages liquidity risk through the daily follow-up of cash flows, control of maturities of financial assets and liabilities, and a close relationship with the main financial institutions.

The table below summarizes the aging profile of the Company’s financial liabilities as at September 30, 2016.

18.1.1 Parent Company

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	2,483	843	18	3,344
Debentures and promissory note	660	1,066	-	1,726
Derivatives	158	75	(5)	228
Finance lease	59	186	161	406
Trade payables	3,073	-	-	3,073
Total	6,433	2,170	174	8,777

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

 (ii)   Liquidity management risk – Continued

18.1.2 Consolidated

	Up to 1 Year	1 – 5 years	More than 5 years	Total
Borrowings and financing	6,795	1,296	114	8,205
Debentures and promissory note	660	1,066	-	1,726
Derivatives	286	82	-	368
Finance lease	85	279	191	555
Trade payables	8,520	-	-	8,520
Suppliers - structured program	341	-	-	341
Acquisition of noncontrolling interest	7	-	-	7
Sale of receivables	18	-	-	18
Total	16,712	2,723	305	19,740

(iii)    Derivative financial instruments

		Consolidated
		Notional value		Fair value
		9.30.2016	12.31.2015	9.30.2016	12.31.2015
Fair value hedge
Purpose of hedge (debt)		3,358	2,760	3,352	3,512

Long position (buy)
Prefixed rate	TR+9.80% p.a	127	131	136	131
US$ + fixed	2.66% p.a	3,011	2,629	3,051	3,427
EUR + fixed	1.60% p.a	220	-	186	-
		3,358	2,760	3,373	3,558
Short position (sell)
	104.52% p.a	(3,358)	(2,760)	(3,457)	(2,838)
Net hedge position		-	-	(84)	720

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.1.   Considerations on risk factors that may affect the business of the Company and its subsidiaries – Continued

(iii)   Derivative financial instruments - continued

Realized and unrealized gains and losses on these contracts during the nine-month period ended September 30, 2016 are recorded in financial income (expenses), net and the balance payable at fair value is R$84 (balance receivable of R$720 as at December 31, 2015), recorded in line item  “Borrowings and financing”.

The effects of the fair value hedge recorded in the Statement of Profit and Loss for the nine-month period ended September 30, 2016 were a gain of R$28 (gain of R$575 as at September 30, 2015).

18.2.   Sensitivity analysis of financial instruments

The Company disclosed the net exposure of the derivatives financial instruments, corresponding financial instruments and certain financial instruments in the sensitivity analysis chart below, for each of the scenarios mentioned:

For the probable scenario, exchange weighted average rate was R$3.45 on the due date, and the interest rate weighted was 13.30% per year. The sources used were the same as those of the annual financial statements for 2015.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.2.   Sensitivity analysis of financial instruments - continued

(i)      Other financial instruments

			Market projection
Operations	Risk (CDI increase)	Balance at 9.30.2016	Scenario I	Scenario II	Scenario III

Fair value hedge (fixed rate)	101.48% of CDI	(130)	(178)	(183)	(188)
Fair value hedge (exchange rate)	104.52% of CDI	(3,327)	(4,058)	(4,122)	(4,188)
Debentures	107% of CDI	(907)	(1,028)	(1,059)	(1,089)
Promissory note	108% of CDI	(512)	(587)	(606)	(624)
Bank loans - CBD	107.82% of CDI	(1,090)	(1,246)	(1,285)	(1,324)
Leases	100.19% of CDI	(77)	(88)	(90)	(93)
Leases	95.31% of CDI	(92)	(104)	(107)	(110)
Leases	100% of CDI	(8)	(9)	(10)	(10)
Bank loans- Via Varejo	CDI - 0.71%	(75)	(85)	(88)	(91)
Bank loans - Barcelona	108% of CDI	(169)	(193)	(199)	(205)
Total borrowings and financing exposure		(6,387)	(7,576)	(7,749)	(7,922)

Cash and cash equivalents (*)	100.38% of CDI	3,141	3,557	3,661	3,765
Net exposure		(3,246)	(4,019)	(4,088)	(4,157)
Net effect - loss			(773)	(842)	(911)
(*) weighted average

The Company has a net exposure (between trade payables and financial investments abroad) of US$3 million of american dollars and €6 million of euros, besides negative investments (currently classified as held for sale) in foreign entities amounting to €2 million. Management did not apply the sensibility tests related to exchange exposure since the amounts were considered not relevant.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.3.   Fair value measurements

The Company discloses the fair value of financial instruments measured at fair value and of financial instruments measured at amortized cost, the fair value of which differ from the carrying amount, in accordance with CPC 46 (“IFRS13”), which refer to the concepts of measurement and disclosure requirements.

The fair values of cash and cash equivalents, trade receivables, short and long-term debt and trade payables are equivalent to their carrying amounts.

The table below presents the fair value hierarchy of financial assets and liabilities measured at fair value and of financial instruments measured at amortized cost, the fair value of which is disclosed in the financial statements:

	Carrying amount at 9.30.2016	Fair value at 9.30.2016	Fair value measurement at the end of the reporting period using other significant observable assumptions
Financial instruments at fair value through profit (loss)
Cross-currency interest rate swaps	(90)	(90)	level 2
Interest rate swaps	6	6	level 2
Borrowings and financing (fair value)	(3,362)	(3,362)	level 2

Financial instruments at amortized cost, in which the fair value is disclosed
Borrowings and financing (amortized cost)	(5,923)	(5,845)	level 2
Total	(9,369)	(9,291)

There were no changes between the fair value measurements levels in the nine-month period ended September 30, 2016.

•       Cross-currency and interest rate swaps and borrowings and financing are classified in level 2 since the fair value of such financial instruments was determined based on readily observable market inputs, such as expected interest rate and current and future foreign exchange rate.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

18.    Financial instruments – Continued

18.4.   Consolidated position of derivative transactions

The consolidated position of outstanding derivative transactions is presented in the table below:

Outstanding					Amount payable or receivable		Fair value
Description	Counterparties	Notional value	Contracting date	Maturity	9.30.2016	12.31.2015	9.30.2016	12.31.2015
Exchange swaps
registered with CETIP (*)
(US$ x CDI)
	Tokyo Bank	US$ 75	1/14/2014	1/10/2017	60	110	60	113
	JP Morgan	US$ 50	3/19/2014	3/21/2016	-	77	-	82
	Mizuho	US$ 50	10/31/2014	10/31/2017	37	70	39	69
	Citibank	US$ 85	11/21/2014	11/21/2016	53	109	54	112
	Tokyo Bank	US$ 75	1/2/2015	12/29/2016	45	94	45	98
	Citibank	US$ 5	1/28/2015	1/28/2016	-	6	-	7
	HSBC	US$ 100	2/25/2015	11/25/2016	34	100	36	102
	Bradesco	US$ 100	4/27/2015	4/27/2016	-	66	-	76
	Citibank	US$ 50	4/10/2015	4/10/2017	5	38	7	37
	Citibank	US$ 30	4/14/2015	4/17/2017	3	22	4	22
	Bank of America	US$ 50	9/14/2015	9/14/2017	(27)	26	(24)	26
	Tokyo Bank	US$ 40	7/31/2015	7/31/2017	(7)	(1)	(5)	-
	Scotiabank	US$ 50	9/30/2015	9/29/2017	(40)	(7)	(32)	(4)
	Agricole	EUR 50	10/7/2015	10/8/2018	(44)	(13)	(31)	(18)
	Itaú BBA	US$ 50	10/27/2015	1/17/2017	(54)	(3)	(54)	(1)
	Bradesco	US$ 50	3/3/2016	3/6/2017	(48)	-	(45)	-
	Scotiabank	US$ 50	1/15/2016	1/16/2018	(45)	-	(35)	-
	Bradesco	US$ 50	2/1/2016	10/28/2016	(56)	-	(56)	-
	Santander	US$ 47	2/22/2016	2/16/2017	(52)	-	(50)	-
	Safra	US$ 75	7/22/2016	5/2/2017	(6)	-	(2)	-
Interest rate swap
registered with CETIP (*)
(fixed rate x CDI)
	ITAÚ BBA	R$ 21	11/11/2014	11/5/2026	-	-	1	-
	ITAÚ BBA	R$ 54	1/14/2015	1/5/2027	1	(1)	2	(1)
	ITAÚ BBA	R$ 52	5/26/2015	5/5/2027	1	-	2	-
					(140)	693	(84)	720

(*) Clearinghouse for the Custody and Financial Settlement of Securities

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

19.    Taxes and contributions payable and taxes payable in installments

The detailed information on taxes and contributions payable and taxes payable in installments was presented in the annual financial statements for 2015, in note 19.

19.1.   Taxes and contributions payable and taxes payable in installments

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015

PIS and COFINS	15	16	444	396
Provision for income tax and social contribution	-	3	26	52
ICMS	31	27	129	154
Others	7	9	13	148
	53	55	612	750

Taxes payable in installments - Law 11,941/09	623	644	624	644
Other	6	8	5	8
	629	652	629	652

Current	137	135	696	830
Noncurrent	545	572	545	572

19.2.   Maturity schedule of taxes payable in installments in noncurrent liabilities will occur as follows:

In	Parent Company and Consolidated
2017	21
2018	81
2019	80
2020	80
After 2020	283
545

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

20.    Income tax and social contribution

The detailed information on income tax and social contribution was presented in the annual financial statements for 2015, in note 20.

20.1.   Income and social contribution tax expense reconciliation

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015

Profit before income tax and social contribution	(542)	275	(879)	447
Income tax and social contribution at the nominal rate of 25% for the Company and 34% for subsidiaries	136	(69)	288	(145)
Deferred income tax over carrying amount not recognized (*)	-	-	(249)	3
Tax on discontinued activities	-	-	9	7
Tax penalties	(9)	(2)	(16)	(3)
Share of profit of subsidiaries and associates	(32)	48	26	29
Other permanent differences (nondeductible)	1	(4)	(40)	21
Effective income tax and social contribution	96	(27)	18	(88)

Income tax and social contribution for the period:
Current	9	2	(74)	(84)
Deferred	87	(29)	92	(4)
Deferred income tax and social contribution expense	96	(27)	18	(88)
Effective rate	17.71%	9.82%	2.05%	19.69%

(*) Refers to Cnova Brasil subsidiary.

CBD does not pay social contribution based on a final and unappealable court decision in the past; therefore its nominal rate is 25%.

20.2.   Breakdown of deferred income tax and social contribution

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015

Tax losses	99	-	266	232
Provision for risks	221	141	483	344
Temporary differences Write-off	-	-	(118)	(59)
Provision for derivative transactions taxed on a cash basis	(79)	(107)	(83)	(100)
Estimated loss on doubtful accounts	2	1	138	106
Provision for current expenses	10	5	89	68
Goodwill tax amortization	(33)	(10)	(645)	(595)
Present value adjustment	1	1	(13)	(12)
Lease adjustment	7	5	(83)	(48)
Mark-to-market adjustment	(9)	(2)	(11)	(2)
Fair value of assets acquired in business combination	-	-	(785)	(790)
Technological innovation – future realization	(16)	(18)	(16)	(18)
Depreciation of fixed assets as per tax rates	(72)	(25)	(63)	(20)
Provision of Morzan arbitration	-	50	-	50
Other	7	9	98	66
Deferred income tax and social contribution	138	50	(743)	(778)

Noncurrent assets	138	50	296	406
Noncurrent liabilities	-	-	(1,039)	(1,184)
Deferred Income tax and social contribution	138	50	(743)	(778)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

20.  Income tax and social contribution - continued

20.2 Breakdown of deferred income tax and social contribution – Continued

The Company estimates to recover these deferred tax assets as follows:

Year	Parent Company	Consolidated
2016	43	102
2017	76	181
After 2017	19	13
	138	296

20.3.   Changes in deferred income tax and social contribution balances

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015
At the beginning of the period	50	56	(778)	(642)
Expense for the period	87	(29)	88	(12)
Corporate restructuring (note 1.3.3)	-	-	(4)	-
Exchange rate changes	-	-	(8)	46
Reclassification to held for sale (note 1.5)	-	-	(39)	-
Other	1	1	(2)	(19)
At the end of the period	138	28	(743)	(627)

21.    Accounts payable related to acquisition of companies

The detailed information accounts payable related to acquisition of companies was presented in the annual financial statements for 2015, in note 21.

	Consolidated
	9.30.2016	12.31.2015

Interest acquisition in Assaí	7	7
Interest acquisition in Sendas	-	69
Interest acquisition in Cdiscount Colombia S.A.S	-	28
	7	104

Current liabilities	7	76
Noncurrent liabilities	-	28

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks

The provision for risks is estimated by the Company’s management, supported by its legal counsel. The provision was recognized in an amount considered sufficient to cover probable losses.

22.1. Parent Company

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2015	63	187	152	71	17	490
Additions	21	79	95	33	17	245
Payments	-	-	(12)	(5)	(4)	(21)
Reversals	-	(7)	(10)	(29)	(8)	(54)
Inflation adjustment	7	19	15	11	3	55
Balances at September 30, 2016	91	278	240	81	25	715

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balances at December 31, 2014	40	190	168	72	13	483
Additions	-	9	17	11	14	51
Payments	-	-	(12)	(5)	(5)	(22)
Reversals	-	(27)	(6)	(22)	(10)	(65)
Inflation adjustment	2	15	20	12	3	52
Balances at September 30, 2015	42	187	187	68	15	499

22.2. Consolidated

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2015	103	414	597	248	34	1,396

Additions	74	142	409	207	29	861
Payments	-	(29)	(147)	(86)	(9)	(271)
Reversals	(4)	(16)	(78)	(111)	(14)	(223)
Inflation adjustment	11	31	54	30	6	132
Exchange rate changes	-	(2)	(2)	(6)	-	(10)
Reclassification to held for sale (note 1.6)	-	(9)	(9)	(36)	-	(54)
Balance at September 30, 2016	184	531	824	246	46	1,831

	PIS/COFINS	Taxes and other	Social security and labor	Civil	Regulatory	Total
Balance at December 31, 2014	79	510	521	199	35	1,344

Additions	9	16	161	191	19	396
Payments	-	-	(105)	(105)	(7)	(217)
Reversals	(8)	(129)	(9)	(104)	(18)	(268)
Inflation adjustment	5	25	53	41	4	128
Transfer	-	(8)	1	7	-	-
Exchange rate changes	-	4	1	7	-	12
Balance at September 30, 2015	85	418	623	236	33	1,395

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3. Tax

As per prevailing legislation, tax claims are subject to monetary indexation, which refers to an adjustment to the provision for tax risks according to the indexation rates used by each tax jurisdiction. Both the interest charges and fines, when applicable, were computed and provisioned with respect to unpaid amounts.

The main provisioned tax claims are as follows:

22.3.1.     COFINS and PIS

Since the noncumulative regime to calculate PIS and COFINS has been used, the Company and its subsidiaries have challenged the right to deduct ICMS from the base of these two contributions and other minor matters. The amount accrued as at September 30, 2016 is R$184 (R$103 as at December 31, 2015).

22.3.2.     Tax

The Company and its subsidiaries have other tax claims, which after analysis by its legal counsel, were considered as probable losses and accrued by the Company. These refer to: (i) tax assessment notices related to purchase, industrialization and sale of soybean and byproducts exports (PIS, COFINS and IRPJ); (ii) challenge on the non-application of the Accident Prevention Factor - FAP for 2011; (iii) challenge on the Poverty Fighting Fund established by the Rio de Janeiro State Government; (iv) challenges on purchases from suppliers considered not qualified in the State Finance Department registry, error in application of rate and accessory obligations by State tax authorities; (v) no approval on tax compensations; and (vi) other less relevant issues.

The amount accrued for these matters as at September 30, 2016 is R$234 (R$121 as at December 31, 2015).

ICMS

The Federal Supreme Court ("STF") on October 16, 2014 decided that ICMS taxpayers that trade products included in the “basket of food staples” have no right to fully utilize the ICMS credits. The Company, with the assistance of its legal counsel, decided that it would be an appropriate to record a provision for this matter amounting to R$137 as at September 30, 2016 (R$128 as at December 31, 2015) since this claim is considered a “probable” loss. The amounts accrued represent Management’s best estimate of the probable cash disbursement to settle this claim.

22.3.3.      Supplementary Law 110/2001

The Company claims in court the eligibility to not pay the contributions provided for by Supplementary Law 110/01, referring to the FGTS (Government Severance Indemnity Fund for Employees) costs. The accrued amount as at September 30, 2016 is R$72 (R$62 as at December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.3.4.      Others contingent tax liabilities - Via Varejo

Provisions for contingent tax liabilities were recorded as a result of the business combination with Via Varejo, as required by CPC 15(R1) (IFRS 3). As at September 30, 2016, the recorded amount related to contingent tax liabilities is R$88 (R$84 as at December 31, 2015).

These accrued claims refer to administrative proceedings related to the offset of tax debts against credits from the contribution levied on coffee exports.

22.3.5.      Others contingent tax liabilities - Bartira

During the nine-month period ended September 30, 2016, the Company reversed almost the totality of contingent liabilities related to Bartira PPA, occurred in 2013. The amounts reversed comprise R$6 of tax and R$11 of labor contingencies, totaling R$17. The remaining amount for nine-month period ended September 30, 2016 is R$1 (R$18 at December 31, 2015).

22.4.      Labor

The Company and subsidiaries are parties to various labor lawsuits mainly due to termination of employees in the ordinary course of business. At September 30, 2016, the Company recorded a provision of R$824 (R$597 as at December 31, 2015) related to the potential risk of loss on these lawsuits. Management, with the assistance of its legal counsel, assesses these claims recording a provision for losses when reasonably estimable, based on past experiences in relation to the amounts claimed. Labor claims are indexed to rate according to a table available by TST (“The Brazilian Supreme Labor Court”), plus monthly interest of 1%.

22.5.      Civil and others

The Company and its subsidiaries are parties to civil lawsuits at several court levels (indemnities and collections, among others) which are at different stages and at different courts. The Company’s management records provisions in amounts considered sufficient to cover unfavorable court decisions, when its legal counsel considers the loss as probable.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.5 Civil and others - continued

Among these lawsuits, we point out the following:

•The Company and its subsidiaries are parties to various lawsuits requesting the renewal of rental agreements and the review of the current rent paid. The Company recognizes a provision for the difference between the amount originally paid by the stores and the amounts pleaded by the adverse party (owner of the property) in the lawsuit, when internal and external legal counsel consider that it is probable that the rent amount will be changed by the entity. As at September 30, 2016, the amount accrued for these lawsuits is R$103 (R$45 as at December 31, 2015), for which there are no escrow deposits.

•       Company and its subsidiaries answer to legal claims related to penalties applied by regulatory agencies, from the federal, state and municipal administrations, among which Consumer Protection Agencies (Procon) , National Institute of Metrology, Standardization and Industrial Quality (INMETRO) and Municipalities. Company supported by its legal counsel, revises that claims, recording a provision according to probable cash expending and estimative of loss .On September 30, 2016 the amounting of this provision is R$46 (R$34 on December 31,2015)

•The subsidiary Via Varejo is a party to lawsuits involving consumer relationship rights (civil actions and assessments from PROCON) and lawsuits involving contracts terminated with suppliers and the amount claimed in these lawsuits was R$62 as at September 30, 2016 (R$64 as at December 31, 2015).

Total civil lawsuits and others as at September 30, 2016 amount to R$292 (R$282 as at December 31, 2015).

22.6. Non-accrued contingent liabilities

The Company has other demands that have been analyzed by the legal counsel and deemed as possible loss, therefore were not accrued. Among these claims, there are those concerning the collection of differences in corporate income tax collection, which the Company has a right of indemnity of its current and former shareholders, allegedly due in respect of the 2007 to 2013 calendar years, on the grounds that there was undue deduction of goodwill amortization properly paid. The amount involved is R$1,123 on September 30, 2016 (R$1,046 at December 31, 2015), sorted by possible loss and there is another part classified as remote. In addition, the balances of possible procedures without any compensation totaling an updated amount of R$11,316 on September 30, 2016 (R$11,671 at December 31, 2015), and are mainly related to:

•       INSS (Social Security Contribution) – GPA was assessed for non-levy of payroll charges on benefits granted to its employees, among other matters, for which possible loss amounts to R$413 as at September 30, 2016 (R$410 as at December 31, 2015). The lawsuits are under administrative and court discussions.

•       IRPJ, withholding income tax - IRRF, CSLL, tax on financial transactions - IOF, withholding income tax on net income, ILL – GPA has several assessment notices regarding offsetting proceedings, rules on the deductibility of provisions, disallowance of goodwill, payment divergences and overpayments; fine for failure to comply with accessory obligations, among other less significant taxes. Among these claims there is one concerning to deduction of goodwill amortization for the years 2012 and 2013, goodwill resulting from the  Ponto Frio acquisition (Mandala goodwill) which occurred in the year 2009. The actual amount of the tax notice corresponds to R$ 77 of IRPJ and CSLL (R$72 on December 31, 2015). The lawsuits await administrative and court ruling. The amount involved is R$1,019 as at September 30, 2016 (R$1,010 as at December 31, 2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.6. Non-accrued contingent liabilities – Continued

•       COFINS, PIS, provisional contribution on financial transactions – CPMF and IPI – the Company has been challenged about offsets of COFINS and PIS against IPI credits – inputs subject to zero rate or exempt – acquired from third parties with a final and unappealable decision which has been challenged by tax authorities, fine for failure to comply with accessory obligations, disallowance of COFINS and PIS credits on one-phase products, among other less significant taxes. These lawsuits await decision at the administrative and court levels. The amount involved in these assessments is R$2,354 as at September 30, 2016 (R$2,270 as at December 31, 2015).

•         ICMS – GPA received tax assessment notices by the State tax authorities regarding: (i) utilization of electric energy credits; (ii) purchases from suppliers considered not qualified in the State Finance Department registry; (iii) refund of tax replacement without proper compliance with accessory obligations introduced by CAT Administrative Rule 17 of the State of São Paulo; (iv) levied on its own operation of merchandise purchase (own ICMS)) – article 271 of ICMS by-law; (iv) resulting from sale of extended warranty, (v) resulting from financed sales; and (vii) among other matters. The total amount of these assessments is R$6,205 as at September 30, 2016 (R$6,765 as at December 31, 2015), which await a final decision at the administrative and court levels The decrease in the contingencies from possible to remote refers to part of the claims reclassified to remote due to change in the evaluation of external lawyers.

•       Municipal service tax - ISS, Municipal Real Estate Tax (“IPTU”), rates, and others – these refer to assessments on withholdings of third parties, IPTU payment divergences, fines for failure to comply with accessory obligations, ISS – reimbursement of advertising expenses and sundry taxes, in the amount of R$326 as at September 30, 2016 (R$387 as at December 31, 2015), which await decision at the administrative and court levels.

•       Other litigations – these refer to administrative proceedings and lawsuits in which the Company pleads the renewal of rental agreements and setting of rents according to market values and actions in the civil court, special civil court, Consumer Protection Agency  - PROCON (in many States), Institute of Weights and Measure - IPEM, National Institute of Metrology, Standardization and Industrial Quality - INMETRO and National Health Surveillance Agency - ANVISA, among others, amounting to R$999 as at September 30, 2016 (R$829 as at December 31, 2015).

The Company engages external attorneys to represent it in the tax assessments received, whose fees are contingent upon a percentage to be applied to the amount of success in the final outcome of these lawsuits. This percentage may vary according to qualitative and quantitative factors of each claim, and as at September 30, 2016 the estimated amount, in case of success in all lawsuits, is approximately R$145 (R$100 as at December 31,2015).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

22.    Provision for risks – Continued

22.6.      Other non-accrued contingent liabilities – Continued

The subsidiary Cnova, certain of its current and former officers and directors, and the underwriters of Cnova’s initial public offering, or IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to the subject matter of the internal review, concluded on July 22, 2016, conducted by the Company and its subsidiary Cnova and its advisors, as per note 1.2. As a result, Cnova may incur expenses, including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of Cnova’s initial public offering who are or may become parties to or involved in such matters. The Company and its subsidiary Cnova are still unable, at this time, to predict the extent of potential liability in these matters, including what, if any, parallel action the SEC might take as a result of facts or the findings of the internal review conducted by GPA, its subsidiary Cnova and their consultants hired by Cnova’s Board of Directors.

22.7. Guarantees

The Company is challenging the payment of certain taxes, contributions and labor-related obligations and has made court restricted deposits in the corresponding amounts, as well as escrow deposits related to the provision for legal proceedings.

The Company has registered in its assets amounts related to restricted deposits.

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015

Tax	112	101	199	210
Labor	405	329	911	711
Civil and other	19	18	48	44
Regulatory	13	11	39	34
Total	549	459	1,197	999

22.8. Guarantees

	Real estate	Guarantee	Total
Tax	865	8,377	9,242
Labor	5	53	58
Civil and other	6	178	184
Regulatory	9	155	164
Total	885	8,763	9,648

The cost of guarantees is approximately 0.87% of the amount of the lawsuits and is recorded as expense by the passage of time.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions

23.1.     Operating lease

(i)     Non-cancelable minimum payments

Consolidated
9.30.2016
Minimum rental payment:
Up to 1 year	61
1 - 5 years	243
Over 5 years	365
669

Refer to non-cancellable rental agreements through the due dates. The operating leasing agreements vary from 3 to 20 years and the table above presents the non-cancelable agreements. There are other operating lease agreements that management considers as cancelable, recording the related expenses in the Statement of Income and Loss. The total expense recorded as “noncontingent payments” related to operating lease agreements is presented in item (iii) below.

(ii)    Minimum rental payments on the agreement termination date

The Company analyzed and concluded that the rental agreements are cancelable over their duration. In case of termination, minimum payments will be due as a termination fee, which can vary from 1 to 12 months of rental or a fixed percentage of the contractual balance.

	Parent Company	Consolidated
	9.30.2016	9.30.2016
Minimum rental payments
Minimum payments on the termination date	324	824
	324	824

(iii)   Contingent payments

Management considers the payment of additional rents as contingent payments, which vary between 0.1% and 4.5% of sales.

	Parent Company		Consolidated
Expenses(Income) for the period	9.30.2016	9.30.2015	9.30.2016	9.30.2015
Contingent payments	225	267	369	498
Non contingent payments	209	131	814	684
Sublease rentals (*)	(94)	(82)	(102)	(108)

 (*) Refers to lease agreements receivable from commercial shopping malls.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

23.    Leasing transactions – Continued

23.2.   Finance lease

Finance lease agreements amounted to R$315 as at September 30, 2016 (R$264 as at December 31, 2015), as shown in the table below:

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015
Financial lease liability–minimum rental payments:
Up to 1 year	40	30	56	44
1 - 5 years	143	91	209	157
Over 5 years	28	26	50	63
Present value of finance lease agreements	211	147	315	264

Future financing charges	195	179	240	238
Gross amount of finance lease agreements	406	326	555	502

24.    Deferred revenue

The Company and its subsidiary Via Varejo received in advance amounts from business partners on exclusivity in the intermediation of additional or extended warranties services, and the subsidiary Sendas (the former Barcelona) received in advance amounts of black lights rental for exhibition of products from its suppliers.

	Parent Company		Consolidated
	9.30.2016	12.31.2015	9.30.2016	12.31.2015

Additional or extended warranties	38	42	712	777
Bradesco agreement	-	-	672	699
Barter agreement	-	-	-	65
Services agreement - Allpark	15	16	15	16
Back lights	-	-	15	36
Spread BCA - Customers base exclusivity (5 years)	-	-	-	6
Tax credit research	-	-	-	5
Others	1	2	50	39
	54	60	1,464	1,643

Current	27	28	327	420
Noncurrent	27	32	1,137	1,223

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity

The detailed information on shareholders’ equity was presented in the annual financial statements for 2015, in note 25.

25.1.   Capital stock

The subscribed and paid-up capital as at September 30, 2016 is represented by 265,767 (265,702 as at December 31, 2015) in thousands of registered shares with no par value, of which 99,680 in thousands of common shares as at September 30, 2016 (99,680 as at December 31, 2015) and 166,087 in thousands of preferred shares as at September 30, 2016 (166,022 as at December 31, 2015).

The Company is authorized to increase its capital stock up to the limit of 400,000 (in thousands of shares), regardless of any amendment to the Company’s Bylaws, upon resolution of the Board of Directors, which will establish the issue conditions.

•         At the Board of Directors’ Meetings held on February 24, 2016, March 22, 2016, May 9, 2016 and July 27, 2016 were approved capital increases in the amount R$2 (R$14 on September 30, 2015) through  the issue of 65 thousands preferred shares (379 thousands of preferred shares on September 30,2015).

25.2.   Stock option plan for preferred shares

Option plan

Information on the stock option plans is summarized below:

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands)	Exercised	Not exercised by dismissal	Total in effect
Balance at September 30, 2016
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(490)	(36)	-
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(195)	(39)	124
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(195)	(39)	124
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(21)	(57)	161
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(76)	152
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(11)	(27)	299
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(42)	295
Séries B3	5/30/2015	5/30/2019	11/30/2019	0.01	0.01	823	(3)	(3)	817
Séries C3	5/30/2015	5/30/2019	11/30/2019	37.21	37.21	823	(4)	(3)	816
						4,566	(1,420)	(358)	2,788

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

		Price				Lot of shares
Series granted	Grant date	1st date of exercise	2nd date of exercise and expiration	At the grant date	End of the year	Number of shares granted (in thousands	Exercised	Not exercised by dismissal	Total in effect
Balance at December 31, 2015
Series A5 - Gold	5/31/2011	5/31/2014	5/31/2015	0.01	0.01	299	(285)	(14)	-
Series A5 - Silver	5/31/2011	5/31/2014	5/31/2015	54.69	54.69	299	(285)	(14)	-
Series A6 - Gold	3/15/2012	3/31/2015	3/31/2016	0.01	0.01	526	(490)	(36)	-
Series A6 - Silver	3/15/2012	3/31/2015	3/31/2016	64.13	64.13	526	(488)	(36)	2
Series A7 - Gold	3/15/2013	3/31/2016	3/31/2017	0.01	0.01	358	(172)	(35)	151
Series A7 - Silver	3/15/2013	3/31/2016	3/31/2017	80	80	358	(172)	(35)	151
Series B1	5/30/2014	5/30/2017	11/30/2017	0.01	0.01	239	(16)	(54)	169
Series C1	5/30/2014	5/30/2017	11/30/2017	83.22	83.22	239	(11)	(64)	164
Series B2	5/29/2015	6/1/2018	11/30/2018	0.01	0.01	337	(5)	(16)	316
Series C2	5/29/2015	6/1/2018	11/30/2018	77.27	77.27	337	-	(23)	314
						3,518	(1,924)	(327)	1,267

At September 30, 2016 there were 233 treasury-preferred shares which may be used as guarantee for the options granted in the plan. The preferred share price at BM&FBovespa was R$53.10 per share.

The chart below shows the maximum percentage of interest dilution to which current shareholders will eventually be subject to in the event of exercise until 2016 of all options granted:

	09.30.2016	31.12.2015

Number of shares	265,767	265,702
Balance of granted series in effect	2,788	1,267
Maximum percentage of dilution	1.05%	0.48%

The expectation of remaining average life of the series outstanding at September 30, 2016 was 2.04 year (1.75 year at December 31, 2015). The weighted average fair value of options granted at September 30, 2016 was R$44.69 (R$67.35 at December 31, 2015).

	Shares	Weighted average of exercise price	Weighted average of remaining contractual term	Intrinsic value added

At December 31, 2015
Granted during the year	674	38,64
Cancelled during the year	(117)	45,53
Exercised during the year	(418)	32,62
Outstanding at the end of the year	1,267	39.57	1.75	26,586
Total to be exercised at December 31, 2015	1,267	39.57	1.75	26,586

At September 30, 2016
Granted during the period	1,645	18.61
Cancelled during the period	(59)	49.05
Exercised during the period	(65)	30.20
Outstanding at the end of the period	2,788	27.22	2.04	80,675
Total to be exercised at September 30, 2016	2,788	27.22	2.04	80,675

On September 30, 2016 there were options to be exercised of series A7.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

25.    Shareholders’ equity - Continued

The amounts recorded in the Consolidated Statement of Profit and Loss, as at September 30, 2016 were R$13 (R$22 as at September 30, 2015).

25.3.   Cumulative other comprehensive income

Cumulative Translation Reserve corresponding to cumulative effect of exchange gains and losses on the translation of assets, liabilities and profit (loss) in Brazilian reais, corresponding to the investment of CBD in subsidiary Cdiscount. The effect in the Parent Company was R$81 and R$200 for non-controlling interests (R$95 in the parent company on September 30, 2015 and R$155 to non-controlling shareholders on September 30, 2015).

25.4.   Acquisition os interest in Cdiscount Colombie

On July, 2016, the subsidiary Cnova N.V and its minority shareholders (Almacênes Éxito, holding 29%) entered into a new agreement in which Éxito will buy the remaining interest. As a consequence the amount of reciprocal call/put option were cancelled, resulting an impact on Company’s equity of R$29 million (R$ 11 million in parent company and R$ 18 milion in non-controlling shareholders.

26.    Net sales of goods and/or services

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015
Gross sales:
Goods	19,798	17,766	49,793	48,928
Services rendered	189	204	1,468	1,249
Financial services	-	-	1,027	1,042
Sales returns and cancellations	(340)	(330)	(945)	(1,352)
	19,647	17,640	51,343	49,867

Taxes	(1,544)	(1,342)	(5,363)	(4,697)

Net sales	18,103	16,298	45,980	45,170

27.    Expenses by nature

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015

Cost of inventories	(12,268)	(11,191)	(32,096)	(31,495)
Personnel expenses	(2,473)	(2,048)	(5,573)	(5,144)
Outsourced services	(313)	(224)	(1,893)	(1,596)
Functional expenses	(1,312)	(1,002)	(2,415)	(2,164)
Selling expenses	(513)	(471)	(1,747)	(1,939)
Other expenses	(341)	(214)	(523)	(457)
	(17,220)	(15,150)	(44,247)	(42,795)

Cost of goods and/or services sold	(13,175)	(11,909)	(34,382)	(33,788)
Selling expenses	(3,579)	(2,886)	(8,635)	(7,885)
General and administrative expenses	(466)	(355)	(1,230)	(1,122)
	(17,220)	(15,150)	(44,247)	(42,795)

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

28.    Other operating income (expenses), net

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015

Indemnified amounts(i)	(52)	(55)	(52)	(55)
Reversal of provision	-	27	-	109
Tax provision (ii)	(150)	(19)	(201)	(35)
Integration/restructuring expenses(iii)	(48)	(87)	(179)	(246)
Loss on disposal of fixed assets	(45)	(22)	(82)	(37)
Cnova expenses	(6)	-	(165)	-
Others	(5)	(4)	-	(23)
	(306)	(160)	(679)	(287)

(i)     Expenses incurred related to contingencies amounts referring to prior periods of association with CB;

(ii)    GPA recorded a provision of R$184 relating to income tax, ICMS, PIS/COFINS and fine by not accomplish accessory obligation  and reclassified from possible to probable and enrolled in estatual and municipal tax debt refinancing programs in the amount R$17; and

(iii)   A number of additional measures have been implemented to adapt the company's expense structure, covering all operating and administrative areas, in order to mitigate the effects of inflation on fixed costs and lower dilution of expenses.

29.    Financial income (expenses), net

	Parent Company		Consolidated
	9.30.2016	9.30.2015	9.30.2016	9.30.2015
Finance expenses:
Cost of debt	(463)	(487)	(874)	(851)
Cost of sales of receivables	(76)	(51)	(463)	(428)
Monetary loss	(113)	(110)	(240)	(205)
Other finance expenses	(61)	(85)	(136)	(161)
Total financial expenses	(713)	(733)	(1,713)	(1,645)

Financial income:
Income from cash and cash equivalents	37	65	154	214
Monetary gain	87	119	205	358
Other financial income	4	2	23	10
Total financial income	128	186	382	582

Total	(585)	(547)	(1,331)	(1,063)

The hedge effects in the period ended September 30, 2016 and September 30, 2015 are disclosed in Note 18.1.2(iii).

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

30.    Earnings per share

The information on earnings per share was presented in the annual financial statements for 2015, in note 30.

The table below presents the determination of net income (loss) available to holders of common and preferred shares and the weighted average number of common and preferred shares outstanding used to calculate basic and diluted earnings (loss) per share in each reporting period:

	9.30.2016			9.30.2015
	Preferred	Common	Total	Preferred	Common	Total

Basic numerator
Net income (loss) allocated to common and preferred shareholders - continued activities	(242)	(145)	(387)	209	115	324
Net income (loss) allocated to common and preferred shareholders - discontinued activities	(37)	(22)	(59)	(49)	(27)	(76)
Net income (loss) allocated to common and preferred shareholders	(279)	(167)	(446)	160	88	248

Basic denominator (millions of shares)
Weighted average of shares	166	100	266	166	100	266

Basic earnings per millions of shares (R$) - continued activities	(1.46011)	(1.46011)		1.26488	1.14989
Basic earnings per millions of shares (R$) - discontinued activities	(0.21906)	(0.21906)		(0.29681)	(0.26983)
Basic earnings per millions of shares (R$) - total	(1.67917)	(1.67917)		0.96807	0.88006

Diluted numerator
Net income (loss) allocated to common and preferred shareholders - continued activities	(242)	(145)	(387)	209	115	324
Net income (loss) allocated to common and preferred shareholders - discontinued activities	(37)	(22)	(59)	(49)	(27)	(76)
Net income (loss) allocated to common and preferred shareholders - total	(279)	(167)	(446)	160	88	248

Diluted denominator
Weighted average of shares (in millions)	166	100	266	166	100	266
Stock call option	-	-	-	-	-	-
Diluted weighted average of shares (millions)	166	100	266	166	100	266

Diluted earnings per millions of shares (R$) - continued activities	(1.46011)	(1.46011)		1.26203	1.14989
Diluted earnings per millions of shares (R$) - discontinued activities	(0.21906)	(0.21906)		(0.29681)	(0.26983)
Diluted earnings per millions of shares (R$) - total	(1.67917)	(1.67917)		0.96588	0.88006

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

31.    Defined contribution plan

In July 2007, the Company established a supplementary defined contribution private pension plan on behalf of its employees, managed by the financial institution BrasilPrev Seguros e Previdência S.A. The Company pays monthly contributions on behalf of its employees, and the amount paid for the nine-month period ended September 30, 2016 is R$3 (R$4 as at September 30, 2015), and employees contribution is R$5 (R$3 as at September 30, 2015). The plan had 826 participants as at September 30, 2016 (859 as at September 30, 2015).

32.    Insurance coverage

The insurance coverage as at September 30, 2016 is summarized as follows:

		Parent Company	Consolidated
Insured assets	Covered risks	Amount insured	Amount insured
Property and equipment and inventories	Assigning profit	11,142	25,079
Profit	Loss of profits	8,035	15,729
Vehicles and others (*)	Damages	399	612

The Company maintains specific policies for general civil liability of R$100 and civil responsability of R$134, amounting the total of R$234 on all covered risks.

(*)     The value reported above does not include coverage of the hooves, which are insured by the value of 100% of the Foundation Institute of Economic Research – FIPE table.

33.    Segment information

The information on segments was presented in the annual financial statements for 2015, in note 33.

Management considers the following segments:

•       Retail – includes the banners “Pão de Açúcar”, “Minuto Pão de Açúcar”, “Extra Hiper”, “Extra Supermercado”, “Minimercado Extra”, “Posto Extra”, “Drogaria Extra” and “GPA Malls & Properties”.

•       Home appliances – includes the banners “Ponto Frio” and “Casas Bahia”.

•       Cash & Carry – includes the brand “ASSAÍ”.

•       E-commerce includes the “sites” www.pontofrio.com.br; www.extra.com.br; www.casasbahia.com.br; www.barateiro.com.br, www.partiuviagens.com.br and www.cdiscount.com.br.

Information on concolidated Company’s segments as at September 30, 2016 is included in the table below:

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

	Retail		Cash & Carry		Home appliances		E-commerce		Total		Eliminations (*)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Net sales	19,482	19,400	10,232	7,321	13,154	13,807	3,202	4,699	46,070	45,227	(90)	(57)	45,980	45,170
Gross profit	5,314	5,385	1,484	1,019	4,501	4,528	304	450	11,603	11,382	(5)	-	11,598	11,382
Depreciation and amortization	(441)	(435)	(95)	(71)	(129)	(132)	(18)	(24)	(683)	(662)	-	-	(683)	(662)
Share of profit of subsidiaries and associates	58	61	-	-	23	23	-	-	81	84	-	-	81	84
Operating income	219	723	286	177	497	724	(550)	(114)	452	1,510	-	-	452	1,510
Finance costs	(736)	(768)	(101)	(77)	(662)	(611)	(222)	(214)	(1,721)	(1,670)	8	25	(1,713)	(1,645)
Finance income	145	280	28	18	205	267	12	42	390	607	(8)	(25)	382	582
Profit(loss) before income tax and social contribution	(373)	234	214	118	40	380	(760)	(285)	(879)	447	-	-	(879)	447
Income tax and social contribution	103	(47)	(78)	(40)	(6)	(102)	(1)	101	18	(88)	-	-	18	(88)
Net income(loss) for the period discontinued operation	-	-	-	-	-	-	(187)	(250)	(187)	(250)	-	-	(187)	(250)
Net income(loss) for the period continued operation	(270)	187	136	78	34	278	(948)	(434)	(1,048)	109	-	-	(1,048)	109

Current assets	5,882	7,394	2,103	2,187	8,209	10,491	4,305	4,888	20,499	24,960	(581)	-	19,918	24,960
Noncurrent assets	13,942	13,935	2,341	1,868	5,981	5,805	298	1,045	22,562	22,653	(524)	(372)	22,038	22,281
Current liabilities	7,231	6,910	2,507	2,409	7,498	9,463	6,197	6,863	23,433	25,645	(1,105)	(372)	22,328	25,273
Noncurrent liabilities	4,442	5,766	280	372	2,172	2,350	98	128	6,992	8,616	-	-	6,992	8,616
Shareholders' equity	8,151	8,653	1,657	1,274	4,520	4,483	(1,692)	(1,058)	12,636	13,352	-	-	12,636	13,352

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

	Brazil								International
Description	Retail		Cash & Carry		Home appliances		E-commerce		E-commerce (**)		Total		Eliminations (*)		Total
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015

Net operating revenue	19,482	19,400	10,232	7,321	13,154	13,807	3,202	4,699	-	-	46,070	45,227	(90)	(57)	45,980	45,170

Current assets	5,882	7,394	2,103	2,187	8,209	10,491	1,197	2,293	3,108	2,595	20,499	24,960	(581)	-	19,918	24,960
Noncurrent assets	13,942	13,935	2,341	1,868	5,981	5,805	298	379	-	666	22,562	22,653	(524)	(372)	22,038	22,281
Current liabilities	7,231	6,910	2,507	2,409	7,498	9,463	3,073	3,525	3,124	3,338	23,433	25,645	(1,105)	(372)	22,328	25,273
Noncurrent liabilities	4,442	5,766	280	372	2,172	2,350	98	25	-	103	6,992	8,616	-	-	6,992	8,616
Shareholders' equity	8,151	8,653	1,657	1,274	4,520	4,483	(1,676)	(878)	(16)	(180)	12,636	13,352	-	-	12,636	13,352

(*) The eliminations are composed by intercompany balances.

(**) Amounts reclassified on September, 2016 to held for sale and discontinued activities as per note 1.5

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

33.    Segment information – Continued

Company’s general information

The Company and its subsidiaries operate primarily as a retailer of food, clothing, home appliances and other products. Total revenues are composed of the following types of products:

	9.30.2016	9.30.2015

Food	64.50%	59.1%
Nonfood	35.50%	40.9%
Total sales	100.00%	100.00%

As at September 30, 2016, capital expenditures to invest on plant and property and intangible (Capex) were as follows:

	9.30.2016	9.30.2015

Food	862	1,039
Nonfood	209	445
Total capital expenditures	1,071	1,484

34.    Events after report period

34.1.     Debentures issuance

The Board of Directors’ meeting held on October 5,2016 approved the 13th issuance of simple debentures, non convertible into shares, unsecured, in a sole series, in the total amount of R$ 750, which may be increased up to R$ 1,012 yelding 97.5% of CDI , with maturity date in 3 years. These debentures shall be subject to private placement to Ares Serviços Imobiliários Ltda, which will transfer the rights to Ápice securitizadora S.A, who intends to acquire the debentures related to the Agribusiness Credit Rights to then back up the Agribusiness Receivables Certificate (CRA), which will be subject to public placement. The proceeds arising from the Debentures shall be exclusively used to purchase agricultural products, such as fruits, vegetables, dairy products, poultry and other animal proteins in natura directly from rural producers and/or rural cooperatives.

34.2.     Morzan arbitration

The Company and its direct controlling shareholder, Wilkes Participações S.A., were ordered by an award rendered by the International Court of Arbitration – ICC to jointly and severally indemnify Morzan Empreendimentos e Participações S.A. for facts related to the transaction for the purchase of the control of Globex Utilidades S.A. (currently Via Varejo S.A.) as detailed in note 1.1. On October 25, 2016 the Securities Registration Office (“SRE”) of the Brazilian Securities Commission (“CVM”) ordered the Company to “pay the additional value equivalent to 80% of the value effectively paid to Morzan(…) to the other shareholders of Globex Utilidades S.A. who adhered to the Share Purchase Agreement which culminated in the sale of the Company’s control or chose, in the context of its MTO, the mixed payment option, as defined” in the notice of the mandatory tender offer launched by the Company on January 4, 2010. On a preliminary analysis, the Notice’s order would imply the obligation to carry out a payment of approximately R$ 150. The Company in conjunction with its consultants analyzed the terms of the Notice and is convinced that the Arbitral Award does not have the effects attributed by SRE, and for this reason it will submit an appeal to CVM’s Board of Commissioners, with request of suspensive effect, with view to alter the order set forth in the Notice.

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

Shareholding at 9/30/2016

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (Publicly-held company)					Shareholding at 9/30/2016 (In units)

Shareholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Wilkes Participações S/A	94,019,178	94.32%	-	0.00%	94,019,178	35.38%
Jean-Charles Naouri	-	0.00%	1	0.00%	1	0.00%
Geant International BV*	-	0.00%	9,423,742	5.67%	9,423,742	3.55%
Segisor*	5,600,050	5.62%	-	0.00%	5,600,050	2.11%
Casino Guichard Perrachon*	1	0.00%	-	0.00%	1	0.00%
Almacenes Éxito S.A.*	1	0.00%	-	0.00%	1	0.00%
King LLC*	-	0.00%	852,000	0.51%	852,000	0.32%
Helicco Participações Ltda.	-	0.00%	581,600	0.35%	581,600	0.22%
Carmignac Gestion*	-	0.00%	13,576,698	8.17%	13,576,698	5.11%
Harding Loevner, LP*	-	0.00%	9,259,594	5.58%	9,259,594	3.48%
Brandes Investment Partners, LP*	-	0.00%	8,510,442	5.12%	8,510,442	3.20%
Board of Executive Officers	-	0.00%	2	0.00%	2	0.00%
Board of Directors	-	0.00%	26,701	0.02%	26,701	0.01%
Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%
Others	60,621	0.06%	123,623,497	74.43%	123,684,118	46.54%
TOTAL	99,679,851	100.00%	166,086,863	100.00%	265,766,714	100%
(*) Foreign Company

CORPORATE’S CAPITAL STOCK DISTRIBUTION (COMPANY’S SHAREHOLDER). UP TO THE INDIVIDUAL LEVEL
WILKES PARTICIPAÇÕES S.A					Shareholding at 9/30/2016 (In units)
Shareholder/Quotaholder	Common Shares		Preferred Shares		Total
	Number	%	Number	%	Number	%
Casino*	1	0.00%	-	0.00%	1	0.00%
Segisor*	217,371,145	97.23%	-	0.00%	217,371,145	97.23%
Bengal Llc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Oregon Llc*	2,119,162	0.95%	-	0.00%	2,119,162	0.95%
Pincher Llc*	1,961,612	0.88%	-	0.00%	1,961,612	0.88%
Éxito	1	0.00%	-	0.00%	1	0.00%
Ações Em Tesouraria	-	0.00%	-	0.00%	-	0.00%
TOTAL	223,571,083	100.00%	-	0.00%	223,571,083	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
SEGISOR
Quotaholder	Quotas	%
Onper Investimentos 2015 S.L.*	887,239,543	50.00%
Casino Guichard Perrachon*	887,239,543	50.00%
TOTAL	1,774,479,086	100%
(*) Foreign Company

SHAREHOLDING OF CONTROLLING PARTIES OF THE COMPANY’S SHARES. UP TO THE INDIVIDUAL LEVEL
ONPER INVESTIMENTOS 2015 S.L.					Shareholding at 9/30/2016 (In units)
Shareholder	Common Shares	%	Preferref Shares	%	Number	%
Almanacenes Éxito S.A.*	3,000	100.00%	0	0.00%	3,000	100.00%
TOTAL	3,000	100%	0	0%	3,000	100.00%
(*) Foreign Company

Companhia Brasileira de Distribuição

Notes to the interim financial information

September 30, 2016

(In millions of Brazilian reais, unless otherwise stated)

Other information deemed as relevant by the Company.

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 9/30/2016					Shareholding at 9/30/2016 (In units)

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	164331.22%	10,857,343	6.54%	110,476,573	41.57%

Management
Board of Directors	-	0.00%	2	0.00%	2	0.00%
Board of Executive Officers	-	0.00%	26,701	0.02%	26,701	0.01%

Treasury Shares	-	0.00%	232,586	0.14%	232,586	0.09%

Other Shareholders	60,621	100.00%	154,970,230	93.31%	155,030,851	58.33%

Total	99,679,851	100.00%	166,086,862	100.00%	265,766,713	100.00%

Outstanding Shares	60,621	0.06%	154,970,230	93.31%	155,030,851	58.33%

					Shareholding at 9/30/2015 (In units)
CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES AND MANAGEMENT AND OUTSTANDING SHARES Shareholding at 9/30/2015

Shareholder	Common Shares		Preferred Shares
	Number	%	Number	%	Number	%
Controlling parties	99,619,230	99.94%	9,887,819	6.64%	109,507,049	44.07%

Management
Board of Directors	-	0.00%	3	0.00%	3	0.00%
Board of Executive Officers	-	0.00%	27,011	0.02%	27,011	0.01%

Treasury Shares	-	0.00%	232,586	0.16%	232,586	0.09%

Other Shareholders	60,621	0.06%	138,663,701	93.18%	138,724,322	55.83%

Total	99,679,851	100.00%	148,811,120	100.00%	248,490,971	100.00%

Outstanding Shares	60,621	0.06%	138,663,701	93.18%	138,724,322	55.83%

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 28, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.